websitepros®





Website Pros, Inc. | **2007 Annual Report**

# who we are

**Website Pros, Inc.** (NASDAQ: WSPI) provides small and medium-sized businesses with a variety of Web and marketing services that are specifically designed to leverage the Internet to improve our customers' overall business. The company markets direct to customers, through inbound and outbound channels, and through a number of strategic partners with inroads into the small and medium-sized business marketplace. Backed by over a decade of experience, Website Pros has developed an efficient system that marries cutting-edge technology with talented customer service experts to provide customers with cost-effective, measurable results. Website Pros' full range of Web and marketing services includes Do-It-For-Me and Do-It-Yourself website design and publishing, email, local search marketing, search engine optimization, lead generation, home contractor specific leads and eCommerce solutions. By offering a wide range of services, the company can meet the needs of small and medium-sized businesses anywhere along their lifecycles - from those just establishing a company and Web presence to those more mature businesses requiring more sophisticated eCommerce and lead generation solutions. As of December 31, 2007, approximately 263,000 customers have chosen Website Pros for their Internet needs.

# our values

+ To consistently show respect, honesty and professionalism in all interactions with customers, fellow employees and all other people with whom we have contact

+ To continuously improve our services and products and the ways we offer them to create greater value for our customers

+ To keep customer satisfaction as our top priority

+ To foster open communication among all employees

+ To create an entrepreneurial spirit among our employees that encourages personal resourcefulness and creativity

+ To value and encourage teamwork in every activity, task and opportunity

# financial highlights

## consolidated statement of operations data

| | Year Ended December 31 | | | |
|---|---|---|---|---|
| | 2004 | 2005 | 2006 | 2007 |
| | [ in thousands ] | | | |
| Revenue | $ 23,402 | $ 37,770 | $ 52,041 | $ 82,521 |
| Income from operations | 656 | 425 | 2,997 | 1,497 |
| Amortization of intangibles | - | 1,229 | 1,031 | 3,940 |
| Stock-based compensation | 95 | 795 | 2,033 | 3,568 |
| Pro forma income from operations[1] | $ 751 | $ 2,449 | $ 6,061 | $ 9,812[(4)] |
| Pro forma operating margin[1] | 3% | 7% | 12% | 12% |



$23.4
$37.8
$52.0
$82.5
EOY 04
EOY 05
EOY 06
EOY 07


**total revenue**
[$ in millions]



42,000
52,000
74,000[2]
263,000[3]
EOY 04
EOY 05
EOY 06
EOY 07


**total subscribers**



$19.4
$32.6
$46.8
$77.7
EOY 04
EOY 05
EOY 06
EOY 07


**total subscription revenue**
[$ in millions]



$10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2004
2005
2006
2007


**pro forma operating income[1]**
[$ in thousands]

[1] Pro forma operating income and pro forma operating margin are non-GAAP financial measures. The reconciliation to GAAP operating income is set forth in the table above.

[2] Includes LEADS.com™, Renovation Experts® and 1ShoppingCart.com

[3] Includes LEADS.com™, Renovation Experts®, 1ShoppingCart.com and Web.com®

[4] Includes $564,000 in fair value adjustment to deferred revenue and $243,000 in restructuring charges.



# to our shareholders

David L. Brown

2007 was a tremendous year for Website Pros. We tripled our market share, strengthened our leadership position in the market and advanced our strategy of becoming a highly-diversified business with a complete set of Web and marketing services across multiple delivery channels designed to specifically create positive results by driving new business for our small and medium-sized business customers.

During the later half of 2007, we took another exciting step in our evolution through a strategic merger with Web.com, which not only added significant revenues and subscribers, but also many intangible benefits including top-notch management talent, online marketing proficiency, intellectual property and a brand name that we plan to fully embrace to grow the company even further.

The Internet is rapidly becoming an efficient and cost-effective marketing channel for businesses throughout the world. Our goal is to leverage this medium for small and medium-sized businesses in a highly-measurable fashion translating the results to our customers in simple and practical terms. As we take a look at the industry in general, we believe that the next few years will be a tipping point for local search and online marketing for small and medium-sized businesses. Small and medium-sized businesses are embracing the Internet to market to their customers as never before and we believe that this shift from traditional advertising and directory services to the online world is accelerating. The Internet is quickly becoming the dominant source that consumers and businesses use to find information. This trend makes it increasingly important, if not critical, for small and medium-sized businesses to have an online presence and to leverage that presence.

What is particularly exciting for the company and our shareholders is our natural evolution from primarily a website provider, to a more complete Web and marketing services provider capable of driving real results for our customers across a multi-channel distribution model. A direct benefit of this evolution is that we find ourselves in a unique and defensible position as we embrace a wider array of solutions and deliver them to customers at a mass market level via our efficient, assembly-line operational organization. This evolutionary path took a large step forward during 2007 through the addition of Web.com. Through this transaction we gained size, scale and multiple cross- and up-sell opportunities that target revenue growth and lower churn.

As a company with over a decade of experience, we have learned that excellent customer service and great results are at the top of our customers' wish lists. The progress we have achieved to date is a direct result of this understanding and drives us every single day. The dedication of our employees and their focus on consistent improvement of our services across customer relations, operations, technology and sales and marketing enable us to not only serve the massive small and medium-sized market, but also to do it in a manner that we can be proud of.

# Total revenue for the year was $82.5 million, an increase of 59% compared to prior year.

From a profitability perspective, non-GAAP pro forma operating income, which excludes stock-based compensation and the amortization of intangibles, increased 62% from $6.1 million in 2006 to $9.8 million in 2007. In addition, we ended the year with approximately 263,000 subscribers, an increase of 255% year over year. Every metric was a record for the company.

We enter 2008 embracing our natural company evolution and planning to leverage the knowledge and success we achieved in 2007 to create new opportunities to drive revenue, customer growth and earnings. Historically, we have been committed to progress across all of our key financial metrics by focusing on the core fundamental drivers of our business such as subscriber growth, reduction of customer churn and increasing value to our customers. Looking ahead, our intention is to continue along this path.

As a result of our diversified approach, we are in a position to take advantage of macro-industry trends. In 2008, we believe success for small and medium-sized businesses online rests in their ability to leverage their website as the hub of their online presence and buttress it with an online marketing strategy, embracing local search, and various other online marketing and lead generation services to drive results. Our position across these services allows us to mentor the small and medium-sized business market enabling them to achieve their online goals.

Our vision to become the most recognized and trusted brand in business Internet services is happening. In 2008, our plans to rename the company under the Web.com brand is an important step in clearly communicating who we are and what we do.

In closing, I would like to thank our customers, partners and shareholders for their continued support of the company. We sincerely appreciate your business, trust and investment in the company and look forward to making 2008 another memorable year. And last but not least, our employees are the true secret to our success and I sincerely thank them for their continued dedication, resourcefulness and determination.

David L. Brown
Chairman and CEO

*This Shareholder Letter contains forward-looking statements regarding potential growth of our markets and our financial and business success in such markets, as well as other matters that involve risks and uncertainties. These risks are discussed in our Annual Report on Form 10-K, including those discussed under the heading "Risk Factors." Our actual results could vary materially from the forward-looking statements. Website Pros expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein as a result of new information, future events or otherwise.*

# our brands

We have consistently expanded our product offerings by adding new brands, technologies and services that reinforce and complement our traditional Web services offerings. As we grow, we will continue to build on our diversification strategy with the goal of being the one-stop resource for everything a small business needs to succeed online.

**web.com**

+ Do-It-Yourself Website Solutions
+ Web Hosting and Maintenance

**LEADS.COM** — Bringing Customers To Your Front Door

+ Targeted Lead Generation for Vertical Markets
+ Sophisticated Performance-based Online Marketing

**submitawebsite.com**

+ Search Engine Optimization Services
+ Optimization Marketing

**1ShoppingCart.com**

+ Affiliate Management, Email Marketing, Auto Responders, Ad Tracking
+ eCommerce Transaction Engine

**RenovationExperts.com**

+ Consumer Online Marketplace for Remodeling Services
+ Targeted Lead Generation Services for Contractors

**NetObjects**

+ Proprietary Website Building Software
+ In-house Proprietary Design Platform

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**

# FORM 10-K

**(mark one)**

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2007**

**or**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from ______ to ______**

**Commission File Number 000-51595**

# Website Pros, Inc.

**(Exact name of registrant as specified in its charter)**

| | |
|---|---|
| **Delaware**<br>(State or other jurisdiction of incorporation or organization) | **94-3327894**<br>(I.R.S. Employer Identification No.) |
| **12735 Gran Bay Parkway West, Building 200, Jacksonville, FL**<br>(Address of principal executive offices) | **32258**<br>(Zip Code) |

**Registrant's telephone number, including area code: (904) 680-6600**

**Securities registered pursuant to Section 12(b) of the Act: None.**

**Securities registered pursuant to section 12(g) of the Act:**

**Common Stock, $0.001 par value**
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by checkmark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K(§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b2 of the Act). ☐ Yes ☒ No

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant was approximately $137,595,566 as of June 30, 2007, based upon the closing sale price of the common stock as quoted by the NASDAQ Global Market reported for such date. Shares of common stock held by each executive officer and each director and by each person who is known by the registrant to own 5% or more of the outstanding common stock have been excluded from this calculation as such persons may be deemed affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 29, 2008, the registrant had 27,608,744 shares of common stock outstanding.

**DOCUMENTS INCORPORATED BY REFERENCE**

Parts of the Proxy Statement for the registrant's 2008 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Form 10-K, are incorporated by reference in Part III of this Form 10-K.

## TABLE OF CONTENTS

## PART I

### Item 1. Business.

*This Form 10-K and the documents incorporated herein by reference contain forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those expressed in forward-looking statements. See Item 1A of Part I—"Risk Factors."*

Website Pros, Inc. ("we," "us," "our," "Website Pros" or the "Company") believe we are a leading provider, based on our number of subscribers, of Do-It-For-Me and Do-It-Yourself website building tools, Internet marketing, lead generation and technology solutions that enable small and medium-sized businesses to build and maintain an effective Internet presence. The company offers a full range of Web services, including website design and publishing, Internet marketing and advertising, search engine optimization, e-mail, lead generation, home contractor specific leads, and shopping cart solutions meeting the needs of a business anywhere along its lifecycle.

On September 30, 2007, we acquired Web.com, Inc. ("Web.com"). Web.com is a leading provider of Do-It-Yourself websites and Internet marketing services for the small and medium-sized business market. Web.com offers a wide selection of online services, including Web hosting, e-mail, e-commerce, website development, online marketing and optimization tools. Web.com has a large customer base that provides significant upsell and cross-sell opportunities for Do-It-For-Me website services, online marketing and lead generation services. We believe that the Web.com acquisition united two market leaders to create a single company with solutions that can better meet the diverse Web services needs of small and medium-sized businesses. In addition, we expect we will be able to leverage cost savings and take advantage of cross-selling opportunities across our significantly expanded customer base.

On February 19, 2008, the Company announced its intention to change its name to Web.com. The name change could take place as early as the first half of 2008.

Our primary service offerings, eWorks! XL and SmartClicks, are comprehensive performance-based packages that include website design and publishing, Internet marketing and advertising, search engine optimization, search engine submission, lead generation and easy-to-understand Web analytics. As an application service provider, or ASP, we offer our customers a full range of Web services and products on an affordable subscription basis. In addition to our primary service offerings, we provide a variety of premium services to customers who desire more advanced capabilities, such as e-commerce solutions and other sophisticated Internet marketing services and online lead generation. The breadth and flexibility of our offerings allow us to address the Web services needs of a wide variety of customers, ranging from those just establishing their websites to those that want to enhance their existing Internet presence with more sophisticated marketing and lead generation services. Additionally, as the Internet continues to evolve, we plan to refine and expand our service offerings to keep our customers at the forefront.

Through the combination of our proprietary website publishing and management software, automated workflow processes, and specialized workforce development and management techniques, we believe we achieve production efficiencies that enable us to offer sophisticated Web services at affordable rates. Our technology automates many aspects of creating, maintaining, enhancing, and marketing semi-custom websites on behalf of our customers. With approximately 263,000 subscribers to our eWorks! XL, SmartClicks, and subscription-based services as of December 31, 2007, which includes approximately 173,000 customers of pre-acquisition Web.com and Submitawebsite, we believe we are one of the industry's largest providers of affordable Web services and products that enable small and medium-sized businesses to have an effective Internet presence.

We traditionally have sold our Web services and products to customers identified primarily through strategic marketing relationships with established brand name companies that have large numbers of small and medium-sized business customers. We have a direct sales force that utilizes leads generated by our strategic marketing relationships to acquire new customers at our sales centers in Spokane, Washington; Atlanta, Georgia; Jacksonville, Florida; Manassas, Virginia; Norton, Virginia; Halifax, Nova Scotia; and Scottsdale, Arizona. Our sales force specializes in selling to small and medium-sized businesses across a wide variety of industries throughout the United States.

Through the acquisition of Web.com, we also acquired a large number of customers directly through online and affiliate marketing activities that target small and medium-sized businesses that want to establish or enhance their Internet presence.

**Our Approach and Solution**

We have built our business around a subscription-based ASP model that allows small and medium-sized businesses to affordably outsource their Web services needs to us. The key elements of our business model and approach are:

*Providing Comprehensive Solutions for Small and Medium-Sized Businesses.* Our goal is to enable small and medium-sized businesses to outsource their Web services needs to us. Our experience is that many small and medium-sized businesses do not have the in-house expertise to effectively design an Internet presence that will generate adequate traffic to their websites and increase direct consumer interaction. As a result, our customers look to us to provide these services. Our Web services include, among other features, a full range of Web services, including website design and publishing, Internet marketing and advertising, search engine optimization, lead generation, home contractor specific leads, and shopping cart solutions. We believe this combination provides our customers with a comprehensive solution to their Web services needs.

*Offering Affordable Subscription-Based Solutions.* Because our customer base is value-driven, we provide our Web services on an affordable subscription basis.

- eWorks! XL and SmartClicks customers typically pay a recurring monthly fee ranging from approximately $70 to over $100, depending on which services and products they purchase.
- Premium Internet marketing service targeted at businesses with significant spending on local print yellow pages advertising. This service is priced at an average of approximately $300 per month, which we believe is significantly less than the typical cost of traditional campaigns such as half-page or full-page print yellow pages advertisements.
- Do-It-Yourself Site Builder Tool targets businesses to design, publish and manage a professional website on a recurring monthly fee ranging from approximately $12 to $90 per month.
- 1ShoppingCart.com e-commerce and online marketing solutions typically on a recurring monthly fee ranging from approximately $29 to $79 per month.
- Lead packages, specifically targeted to contractors in the home services business market, ranging in price from $50 to $1,500, based on the specific trade vertical and geographic area.
- Search Engine Optimizing solution packages, ranging in price from $500 to $5,000 per month.

*Streamlining Operations for Customer Acquisition, Fulfillment, and Support.* We utilize proprietary workflow processes and customer relationship management systems, together with a combination of integrated template-driven and specialized website design tools, to sell, design, and support our Web services and products. We believe this integrated infrastructure has enabled us to significantly reduce the time from initial customer contact to site completion. Our goal is to design a website and have it complete and visible on the Internet within 72 hours from the time we receive initial information from the customer. Additionally, we have extensive experience promoting, selling, and supporting our web services and products to small and medium-sized businesses.

*Forming and Enhancing Strategic Marketing Relationships.* We focus on forming strategic marketing relationships with companies that have large customer bases of small and medium-sized businesses. These companies generate leads for us by providing lists of their customers, conducting e-mail marketing campaigns about our Web services and products, advertising our Web services and products on the Internet, and using other forms of both direct and indirect solicitation. These companies filter the customer lists they provide to us using a number of criteria that we believe indicate when a small or medium-sized business is likely to understand the value of our Web services and products.

Through the acquisition of Web.com, we also acquired a large number of customers directly through online and affiliate marketing activities that target small and medium-sized businesses that want to establish or enhance their Internet presence.

With the addition of Web.com's product lines, we continue to develop relationships with leading technology providers, including major software, hardware, development and Internet marketing organizations, to enhance the design and sales of their products and services. Relationships with these companies allow the Company to quickly gain access to innovative technologies and provide more creative solutions to our customers.

1ShoppingCart.com and Renex provide additional sales channels for our core Web services products. 1ShoppingCart.com has a network of affiliate and private-label resellers that are prospects for our other services and that can be leveraged to offer our services to their customers. Renex's growing network of home services contractors is also a source of prospective customers for website and online promotional services.

*Upselling or cross-selling additional services to existing customers.* We believe the acquisition of Web.com provides significant opportunities to sell higher-priced services to the large Web.com customer base. Many of Web.com's customers were acquired through traditional and online marketing programs that promoted hosting or Do-It-Yourself website design services. These customers are prospects for additional online marketing, lead generation and search optimization products. Additionally, some of these customers are also prospects for our Do-It-For-Me services.

**Our Strategy**

Our objective is to enhance our position as a leading provider of Web services and products for small to medium-sized businesses. Key elements of our strategy include:

*Continuing to Target the Small and Medium-Sized Business Market Segment.* We believe the small and medium-sized business market offers us the best opportunity to continue building a leading national Web services company. We believe this is an attractive market because it is large and because these businesses need a comprehensive, affordable solution to their Web services requirements. Our Web services meet critical business needs of these businesses that they often do not have the time, resources, or technical skills to fulfill themselves.

*Developing or Acquiring Complementary Services and Technologies.* We sell Web services and products that are essential to an effective Internet presence such as local and regional lead generation, search engine optimization, website search tools, affiliate marketing networks, and Web analytics. While we currently provide many of these services through our relationships and agreements with other vendors, we will seek opportunities either to internally develop some or all of these services and products or acquire businesses that provide them. Additionally, we may seek to acquire companies with existing customer bases in our target market into which we can cross-sell our Web services and products.

*Expanding our Distribution Channels.* To sell our Web services and products cost efficiently, we capitalize on the connection those organizations, with which we have strategic marketing relationships, have with their small and medium-sized business customers. We plan both to expand the scope of our current strategic marketing relationships, as well as to develop additional strategic marketing relationships with organizations that have strong brand recognition with small and medium-sized businesses. We also expect to increase our marketing and sales activities so that a larger proportion of our customers are acquired through increased direct sales and new reseller programs. 1ShoppingCart.com and Renex also provide additional opportunities to expand and diversify our distribution channels.

*Selling Additional Services and Products to Existing Customers.* As of December 31, 2007, we had approximately 263,000 subscribers to our eWorks! XL, SmartClicks, and subscription-based services, which includes approximately 173,000 customers of pre-acquisition Web.com and Submitawebsite. As customers build their Internet presence, we believe that we can demonstrate the value of the additional premium services and products we offer, which can increase our average revenue per customer and improve our revenue growth. For example, we can provide paid search and e-commerce capabilities to our current customers' websites, enabling additional sources of revenue for them while also contributing to a measurable return on their investment.

*Strengthening Customer Retention.* We are dedicated to enhancing customer retention and building lasting relationships with our customers. We believe it is critical to customer retention to target small and medium-sized businesses that already understand the value of the Internet to their success. Improving customer retention also requires maximizing customer loyalty. Therefore, we are focused on customer satisfaction, consistent communication, Web service and product enhancements, and high quality customer service. Additionally, we believe that by educating our existing and prospective customers about the value of our services to their businesses we can build lasting customer relationships.

*Extending Our Position as an Affordable ASP.* Through the combination of our operational scale and geographical locations, we believe that we have been able to minimize the cost of delivering our Web services and products. Our template-driven processes enable us to handle orders efficiently. We have strategically located our primary sales and fulfillment facilities in the lower-cost areas of Jacksonville, Florida; Spokane, Washington; and Norton, Virginia, which helps us to better manage our cost of operations even as we expand. In the future, we may look to new international labor markets to further reduce the cost of providing our Web services and products.

**Our Services and Products**

Our goal is to provide a broad range of Web services and products that enable small and medium-sized businesses to establish, maintain, promote, and optimize their Internet presence. By providing a comprehensive performance-based offering, we are able to sell to customers whether or not they have already established an Internet presence. Our Web services and products can be categorized into the following offerings:

*eWorks! XL Subscription-Based Services*

Using our proprietary software and workflow enabled processes, we develop and support subscription Web service packages that include a 5, 10, 20, or 40 page semi-custom website and related services. These comprehensive packages include the tools and functionality necessary for a business to create, maintain, enhance, and market a successful and effective online presence. We build, test, and publish the websites and provide related services for our customers. We also provide tutorials and tools for customers to edit and manage their sites. Alternatively, customers can select from one of several levels of support programs for ongoing management and maintenance of their websites.

Our primary subscription offering is eWorks! XL, a comprehensive website design and publishing package targeted at getting small and medium-sized businesses online quickly, effectively, and affordably when they have no Internet presence, or a limited one. The package includes a five-page semi-custom website built on our proprietary self-editing tool, which allows for easy maintenance by the customer. By using our comprehensive, performance-based package of services, customers eliminate the need to buy, install, or maintain hardware or software to manage their Internet presence. This offering includes a broad set of configuration and customization options using a Web browser.

We build the initial website for the customer using the content and design information the customer provides. Our goal is to have a customer's website visible on the Internet within 72 hours from the time we receive initial information from the customer.

eWorks! XL includes:

- *Initial Site Design.* One of our design specialists begins the process by interviewing the customer and collecting data about the customer's business. Using our NetObjects MatrixBuilder software, we then create a unique website tailored to the customer's specific needs using one of our templates. Every site we build goes through an extensive quality review and assurance process prior to being published on the Internet. Additionally, every site undergoes a thorough website optimization process to enhance search engine placement.

- *Online Marketing.* We offer our customers online marketing capabilities that cost-effectively promote their websites on a local and national basis. The package includes initial submission and ongoing submissions on a regular basis of the customers' websites to many popular national and local search engines. Additionally, eWorks! XL includes listings in online yellow page directories, banner advertisements, search engine optimization tools, and educational guides targeted to small businesses.

- *Performance Scorecard.* Customers receive a detailed report of their website traffic, including visitors generated through the online marketing and advertising services provided in their eWorks! XL package.

- *Unique 800 Telephone Number.* Customers receive a unique 800 number that is forwarded to their business telephone line. Information about the calls received through the 800 number are tracked and reported on the Performance Scorecard.

- *E-mail Marketing.* We provide an e-mail marketing tool that enables our customers to easily communicate with their customers and prospects. To assist our customers in collecting e-mail addresses, every website includes a subscription sign-up box for site visitors to provide their e-mail information.

- *Webmail.* Every customer receives three e-mail boxes tied to its domain name. Webmail is compatible with Microsoft Outlook and features advanced filtering and search capabilities and automatic mail forwarding and responding.

- *Online Web Tools.* eWorks! XL includes advanced online tools such as a forms manager, polling and survey capabilities, a guest book, and site search features that offer interactive website management capabilities.

- *Modifications and Redesign Service.* Customers can choose between several different levels of support, which range from having us make ongoing changes to using the self-edit tools we provide. The basic service included with eWorks! XL includes 30 minutes per month of free modification and phone consultation with one of our Web designers.

- *Domain Name Registration.* We obtain, purchase, and register a domain name appropriate for the business selected by the customer.

- *Hosting and Technical Support.* Our hosting platform offers technology and security designed to ensure the reliable daily operation of a customer's website. Our secure Web hosting includes disk storage, daily backups, and a monthly data transfer allotment. We also offer technical support, including services to our customers to provide the information and consultation they need to build and manage an effective online presence.

*SmartClicks Subscription-Based Services*

SmartClicks is a performance-based service with a higher subscription fee than our eWorks! XL offering. Our SmartClicks offering is targeted to customers that want additional online advertising in their local service areas. SmartClicks includes all of the benefits provided in the eWorks! XL bundle and the added benefit of guaranteed pay-per-click advertising in Google and other major search engines.

An added value of the SmartClicks package is the advertising management function Website Pros performs for these customers. We create the pay-per-click ads, buy appropriate keywords, monitor the programs' performance and report results to customers as part of the customers' subscription.

*Premium Subscription-Based Services*

In addition to our eWorks! XL and SmartClicks subscription-based Web services, we offer a number of premium subscription-based services and functionalities for an additional fee. These premium subscription-based services are available to our eWorks! XL customers, to customers of our custom website design services and, in most cases, to customers for whom we have not built a website but who otherwise require these Web services. These premium subscription-based services include:

- *E-Commerce Solutions.* We offer a comprehensive set of services that enable businesses to sell their services and products online. Our service offering includes creating the online store catalog and secure shopping cart, establishing an online merchant account and assisting in setting up online payment and order processing.
- *Power Marketing Bundles.* Our Power Marketing package is an array of services and products we sell to customers that want increased local or national exposure on the Internet. Options include geographically targeted banner advertisements, additional online yellow page listings, and search engine submission tools.
- *Visibility Online.* We bundle a number of different services contained in our eWorks! XL package into our Visibility Online offering, which is designed to enhance the effectiveness of an online marketing program for our non-eWorks! XL customers. These services include initial search engine optimization, search engine inclusion, Yahoo! Site Match paid inclusion, listing in Yahoo! Yellow Pages, AOL Yellow Pages Promotional listing, site submission to many popular search engines, banner advertisements, and search submission tools.
- *Internet Yellow Pages.* We work with customers to design an advertising program using several Internet yellow page directories. This provides our customers the ability to target specific buyers for their own services and products locally, regionally, or nationally.
- *Search Engine Optimization.* We provide search engine optimization tools and consultation to customers that want greater visibility and performance from their online presence. Our search engine optimization products and services are designed to help improve search engine rankings and to increase qualified traffic and lead generation.
- *Custom Design Extras.* We offer several custom design features and services, including map and directions pages, external links pages, the ability to increase the number of products listed on a customer's website, more advanced website statistics, database applications, password security, expanded e-mail services, and premium hosting services.

*Do-It-Yourself Websites*

Through our Web.com product, we offer a variety of Do-It-Yourself website building and marketing solutions for small and medium-sized businesses that are more technically savvy. These solutions include hosting services, an easy-to-use web building tool, e-commerce capabilities and online marketing.

*Hosting Services*

We offer core products that are standardized, scalable managed hosing services that place numerous customers on a single shared server—a cost benefit that is passed along to the customer. Starter packages are designed for websites with relatively low volumes of traffic and allow our customers to establish an online presence at minimal cost. Our hosting services feature easy-to-use control panels and extensive online documentation that allow customers to control their own applications. These hosting services are sold stand-alone or bundled with a suite of website tools and services.

*Custom Web Design*

We offer complete custom website design services that provide sophisticated functionality and interactivity beyond those available under eWorks! XL and SmartClicks. These sites are typically built for larger, more established customers that have had an Internet presence in the past, or that are designing the first website with unique specifications. Customers work directly with our experienced Web designers to build a fully customized website. Additionally, we are able to sell any of our subscription-based Web services and products to our custom Web design customers.

Our team of custom design professionals includes experienced Web designers, programmers, copywriters, and search engine optimization experts who work together to ensure that the customer's online business objectives are met. Custom sites are built on our NetObjects Fusion software or other sophisticated design tools that provide the flexibility and functionality to meet advanced business needs. Custom sites can include flash, animation, e-commerce solutions, sophisticated interactivity and database functionality.

*Web Authoring Software*

We offer NetObjects Fusion, our desktop Web authoring software, for businesses that want to design websites either for themselves or for others. Combining easy-to-use wizards, drag-and-drop simplicity, and design tools, NetObjects Fusion offers the flexibility to be an intuitive website building software for novices, as well as an advanced tool for website development professionals. NetObjects Fusion offers features that allow website professionals to build websites quickly, while still enabling these professionals to offer the flexibility and functionality their clients often require. NetObjects Fusion includes e-commerce capabilities, database functionality, and image manipulation tools that website professionals find useful in building clients' sites.

*Online Business Automation*

Through 1ShoppingCart.com, we offer a robust set of sales and marketing tools for businesses selling products and services online. 1ShoppingCart.com offers an ASP, subscription-based shopping cart solution with add-on modules that allow small and medium-sized businesses to create, promote and manage their online presence. Services include a comprehensive affiliate management program, e-mail marketing, auto-responders and ad trackers.

*Lead Generation*

We offer targeted lead generation services for various business categories through Renex and LEADS.com. Renex is a competitive marketplace that matches homeowners in need of remodeling services with qualified contractors in their local area. Through a subscription-based model, contractors purchase these leads, giving them the opportunity to bid on the homeowner's project. LEADS.com offers leads in other home services categories such as plumbers, landscapers, roofers and painters.

*Search Engine Marketing*

We offer search engine marketing services that offer fully customizable solutions based on our customers goals and business plans. Some of these services include search engine optimization, link building, pay-per-click advertising management, public relations and press release distributions.

**Operations**

We have invested significant time and capital resources in a set of internal processes and proprietary technologies designed to enable high-scale, high-quality mass customization of our Web services.

*eWorks! XL*

The workflow of our sales and fulfillment process for eWorks! XL is illustrated below.



Spokane
National Design Center
Outbound & Inbound Programs
Sales Center
Design
Build
Deploy
Maintain
• Product co-branding
• Customer leads
○ Telesales
○ Consulting
○ Proactive servicing
• Site design
• Optimization
• Online marketing
• Content authoring
• IT integration
• Testing
• Quality assurance
• Service
• Modify
• Support & enable


Utilizing leads provided by our strategic marketing relationships, we identify potential customers through a combination of our outbound and inbound telesales programs. Once our sales specialists have determined that a lead is a potential customer, the customer call is transferred directly to a Web services consultant. In most cases, this transfer takes place immediately so that customer contact is not interrupted. The Web services consultant conducts a Web design interview during which we collect information about the customer, request customer-specific content, and proactively help the customer design an effective Internet presence based on the goals for its business. Several discrete quality checks on each sale help us maximize the quality of the sale.

Using our proprietary workflow process and customer relationship management software, the interview notes and content gathered by our Web services consultants are then transmitted to our national design center. At this point, our design specialists use the notes and content collected, our proprietary design tool and one of hundreds of design templates that can be modified using a wide variety of color themes and graphics to design a semi-custom website for the customer. After completion of the website, a separate quality assurance process is automatically triggered by our proprietary workflow process and customer relationship management software. This quality assurance process includes testing of the website, reviewing notes and customer-supplied content, confirming appropriateness of styles used, and generally ensuring that the quality of the resulting Internet presence is consistent with our high standards. Following quality assurance, the website is published and hosted, and the customer is notified that the website is complete.

By utilizing our proprietary workflow process and customer relationship management software, specialized design tools, a large database of design templates, and several years of experience, we have been able to decrease the time of development and increase the utilization rate of our sales, design, and support staff. Our goal is to complete this process, from customer call to initial website deployment, within 72 hours. After the website is available on the Internet, we help our customers maintain, modify, and upgrade their Internet presence.

For all of our customers, we also provide periodic newsletters and other informational items to increase our number of customer contact events. We actively seek to interact with our customers at a variety of times during the customer life cycle through different media. Through experience and testing, we have found increased contact with customers helps to improve customer loyalty and enhance their understanding of the value of our services and products. We have also initiated several programs to foster customer loyalty, including numerous customer surveys that measure the quality of our service and the effectiveness of our products, a dedicated customer satisfaction team that follows up telephonically with every customer responding negatively to any of our surveys, segmented design experts for handling design changes quickly and professionally, and the introduction of an intensive training curriculum required for all customer care agents.

We maintain four data centers located in Jacksonville, Florida; Atlanta Georgia and Spokane, Washington, for most of our internal operations. Servers that provide our customers' website data to the Internet are located within a third-party co-location facility located in Jacksonville, Florida. This co-location facility has a secured network infrastructure including intrusion detection at the router level. Our contract obligates our co-location provider to provide us a secured space within their overall data center. The facility is secured through card-key numeric entry and biometric access. Infrared detectors are used throughout the facility. In addition, the co-location facility is staffed 24 hours a day, 7 days a week, with experts to manage and monitor the carrier networks and network access. The co-location facility staff provides 24-hour security through camera-controlled views of our equipment. The co-location facility provides multiple Internet carriers to help ensure bandwidth availability to our customers. The availability of electric power at the co-location facility is provided through multiple uninterruptible power supply and generator systems should power supplied by the Jacksonville Electric Authority fail. We plan to renew our agreement with the co-location facility, which expires on May 1, 2008.

Customer data is redundant through the use of multiple application and Web servers. Customer data is backed up to other disk arrays with fail-over to help ensure high availability. Customer data is also maintained at our national design center and can be republished from archival data at any time through our Oracle 9i database system. Currently, this process could take approximately 24 hours. Our financial system reporting also uses our redundant Oracle systems and can be reconstituted in approximately 12 hours.

We are currently working with our co-location provider to establish a disaster recovery backup operation at one of the provider's alternative locations. This would provide a working fail-over site to prevent a disruption of our customers' websites should the Jacksonville co-location site become unavailable. The facilities are connected by fiber-optic rings to our co-location provider's other centers.

*Web.com product line*

Our Web.com product line offers Do-It-Yourself hosting, website and marketing solutions to small and medium-sized businesses that intend to build their own websites or enhance their websites with Internet marketing. Potential customers are identified through traditional and online marketing as well as through a number of distribution partners, resellers and affiliates.

*LEADS.com Internet Marketing Packages and Lead Generation*

Potential customers for our Internet Marketing packages are identified primarily using an outbound telesales program based in Manassas, Virginia, and Norton, Virginia. This program targets businesses with established traditional print yellow pages advertising campaigns. Customers who purchase our Internet Marketing package offering are interviewed and advertising information is entered into our proprietary publishing system. Local advertisements are then customized for several distribution platforms, such as Yahoo! Yellow Pages and Google search, and then published to these platforms. Customers receive a monthly report that tracks the number of impressions, clicks, and calls generated by each advertisement that we place on their behalf. LEADS.com also offers lead generation products through their outbound telesales efforts to small businesses in a variety of industries including home services. In addition to selling Internet Marketing packages and lead generation, the LEADS.com sales force sells website and search engine optimization services to its customer base.

*1ShoppingCart.com Integrated E-commerce Solution*

Prospects for our 1ShoppingCart.com e-commerce product are typically small business customers that are interested in establishing an online business. Our e-commerce engine integrates a variety of marketing and advertising modules that can be purchased as a bundle, or sold individually. In addition to establishing their business online, our customers can market their services through our e-mail marketing system and auto-responders, track the effectiveness of their advertising and marketing efforts and establish, manage and maintain a robust affiliate program.

Potential customers can also test our services through a paid online trial. Once a customer downloads the trial of our software, we contact them through a series of e-mail communications and auto-responders to encourage conversion of the trial to a paid subscription and to upsell other services.

Our customer data is stored on systems that are compliant and certified to meet Visa International's Payment Card Industry Data Standards. We have a highly available redundant infrastructure, which provides disaster recovery backup to prevent a disruption of our customers' e-commerce presence.

*Renex Lead Generation Services*

We market our Renex services to homeowners through targeted television and online advertising. Homeowners complete a brief online form describing their remodeling need and their approximate budget. Renex receives the online lead and sends it to up to 60 local contractors in the Renex database. The first 4 qualified contractors that respond are provided the homeowner's contact information and then work directly with the homeowner to scope the project and provide cost estimates to the homeowner. Renex will also provide the homeowner with financial leads if the homeowner wishes to borrow money to fund the project.

Our services are marketed to contractors online and through our outbound telesales program in Halifax, Nova Scotia. We also offer a Customer Relationship Lead Management system (CRM system) to contractors, free of charge that allows them to manage all of their leads and projects in a comprehensive, easy-to-use system. Contractors utilizing the free CRM system are prime prospects for lead generation services.

*Submitawebsite.com*

Based in Scottsdale, Arizona, Submitawebsite.com offers search engine optimization and placement services to customers that want to improve their natural search rankings in popular search engines. These services are marketed to small and medium-sized businesses through organic search and online marketing. Additionally, Submitawebsite.com services are cross-sold to our customers through our outbound and inbound telesales teams.

Submitawebsite services align customers' website code and content with strategic keyword phrase targeting, ultimately assisting a search engine algorithm in understanding and recognizing a website's keyword focus. We also sell and manage link building and blogging campaigns for customers as additional strategies to improve search engine rankings and website performance.

**Technology**

Our hardware and software infrastructure provides an advanced set of integrated tools for design, service, modifications, and billing. NetObjects MatrixBuilder enables website design, end user modification and administration, and includes a variety of other tools accessible by our customers. Our Oracle-based proprietary workflow processes and customer relationship management software, which we developed internally, helps ensure that our production staff provides timely and efficient design services and helps us to efficiently and cost-effectively manage our customer base.

Our proprietary workflow processes and customer relationship management software enables us to build, maintain, and track large numbers of customer websites. The configuration of software and hardware includes six key modules:

- *Account Management.* The account management module facilitates the creation and maintenance of a customer account and the consolidation, either manually or electronically through external submission, of pertinent customer demographics, product specifics, and billing information. We track critical aspects of customer activity, which allows customer service representatives to have immediate access to a customer's complete account history.
- *Design Tool.* Our design tool, NetObjects MatrixBuilder, is browser based, supports major Web services standards, and can be easily co-branded or private labeled for an organization with which we have a strategic relationship. NetObjects MatrixBuilder is template-based, yet can provide thousands of different website styles by using hundreds of design templates that can be modified using a wide variety of color themes and graphics. The design tool generates the HTML code, so that manual coding is not required, and facilitates the generation of domain name registration, an e-commerce storefront, and a number of other extended and value added services that our customers can access from any Web browser.
- *Workflow Module.* The workflow module expedites service and product delivery by automatically determining the required production path, such as design, quality control, or submission to search engines, based on the specific attributes of the customer or service. The workflow module also controls production flow through our organization, enabling our design and customer support staff to individually service our website customers either by routing their work automatically to the correct department or handling the request themselves.
- *Billing Module.* The billing module enables us to bill our subscription and custom design customers directly or to bill a third party in the aggregate for its end users. The billing module is integrated with a number of transaction processing tools enabling support for many different payment types.
- *LEADS.com Publishing and Tracking System.* We operate a proprietary publishing and tracking system that allows the automated building, publishing, and tracking of advertisement campaigns. These campaigns currently are published on Yahoo!, Google, Idearc (formerly Verizon Superpages), Switchboard, Looksmart and other sites affiliated with these providers.

- *Renex Telephony Software.* Our proprietary software application enables us to systematically manage the relationships and interactions with homeowners and contractors in Renex's database, enhancing the efficiency and productivity of our sales and account management teams.

The Web.com proprietary technology includes technologies that enable the company to automate a number of back-end functions and technologies that allow customers to order, change and mange their web hosting accounts easily online without technical expertise.

**Sales Channels**

*Sales of Subscription Services*

Our sales organization for our subscription Web services and products comprises several distinct sales channels, including:

*Outbound and Inbound Telesales.* The organizations with which we have strategic marketing relationships provide us with lists of their small and medium-sized business clients who meet a broad set of criteria. We analyze these customer lists to determine which of these customers best match our criteria for long-term clients. Our sales specialists call these prospective customers during regular business hours to discuss their Web services needs. We believe the brand and affinity relationship these prospective customers have with the parties with which we have strategic marketing relationships enhances our ability to reach a decision maker, make a presentation, have our offer considered, and close the sale during the initial call. In addition, we maintain a separate team of sales specialists specifically focused on responding to inbound inquiries generated by programs initiated by us and the organizations with which we have strategic marketing relationships. We and these organizations employ a mix of e-mail, direct mail, website, and other marketing efforts to help promote our services to prospective clients.

As of December 31, 2007, we had 276 employees in our outbound and inbound telesales units located in our sales centers in Spokane, Washington; Manassas and Norton, Virginia; Jacksonville, Florida; Scottsdale, Arizona; and Halifax, Nova Scotia. With the benefit of having conducted several years of outbound and inbound telesales activities, we have significant management, business process, training, and product expertise within our sales team. Additionally, we employ practices designed to optimize the management of our employees and increase their sales performance.

*Reseller Program.* Several of the parties with which we have strategic marketing relationships have their own direct sales organizations. We have worked closely with these resellers to develop sales support and fulfillment processes that integrate with the resellers' sales, service, support, and billing practices. Additionally, we provide these resellers with training and sales materials to support the Web services being offered. Companies that currently resell our services and products through their sales organizations include Yahoo!, Earthlink and Register.com.

*Online Channel.* We promote our services through the Websitepros.com, Web.com, LEADS.com, RenovationExperts.com 1ShoppingCart.com, Submitawebsite.com, and Websourcemedia.com websites. To drive prospects to our sites, we engage in online marketing and advertising campaigns, conduct targeted television campaigns to reach homeowners for Renex and participate in seminars targeting small businesses that wish to sell their services online. Our partners also promote our services by including our products on their websites and by including our services in their ongoing marketing and promotional efforts with their customers.

*Affiliate Network and Private Label Partners.* We sell our shopping cart and business automation solutions through direct online channels and through approximately 3,000 affiliate and private-label partners that market our services on our behalf. These partners are provided with ongoing marketing and technical support to ensure a positive customer experience for their end customers. Through Web.com, we have approximately 5,000 affiliate partners that have the ability to sell our Do-It-Yourself services. We also have a network of direct resellers for our hosting products. We believe that these affiliate partners and resellers provide additional opportunities to upsell and cross-sell our Do-It-For-Me services.

*Sales of NetObjects Fusion*

We sell NetObjects Fusion through direct sales, original equipment manufacturers, or OEMs, software bundles, and retail and reseller distribution.

*Direct Sales.* We sell NetObjects Fusion through strategic e-mail marketing campaigns aimed at users of prior versions of the software, people that use the product on a trial basis, newsletter subscribers, and website visitors. In Europe, we also utilize magazine covermounts, which European magazines utilize to differentiate themselves. With a covermount, a copy of an older version of NetObjects Fusion is provided free with the purchase of the magazine. We require the recipient of the free version to register with us directly to be able to use the free copy of the software. The new user of the software becomes a prospect for new versions of NetObjects Fusion and for the other software products we offer.

*OEM Software Bundles.* A number of OEMs are offering NetObjects Fusion as part of their packaged product offerings. As needed, we customize the NetObjects Fusion application to meet the OEM's specifications and to feature the OEM's products and brands within the software. Typically, an older version of NetObjects Fusion is offered through OEM bundles, which we believe facilitates later sales of newer versions to these users.

*Retail and Reseller Distribution.* We work with resellers in the United States, Europe and Australia to sell NetObjects Fusion. These distributors supply smaller resellers, retailers and value added resellers in their markets with NetObjects Fusion.

**Strategic Marketing Relationships**

A key part of our sales strategy is to leverage the brand and distribution of organizations with which we have strategic marketing relationships to sell our Web services and products. We have developed strategic marketing relationships with well-known, brand name companies. We create sales material with each of these organizations, highlighting our Web services and products while also leveraging their brand. Then, on behalf of these companies, we initiate programs where our sales representatives directly contact their small and medium-sized business customers using telesales solicitation, direct mail, and online contact.

We offer a number of benefits to the companies with whom we have established strategic marketing relationships. First, they are able to increase their revenue through the marketing fees paid by us. Second, we allow these companies to offer a comprehensive solution for delivering Web services to their small and medium-sized business customers. This can result in increased loyalty of their customer base and an overall strengthening of their customer relationships. Third, by providing our Web services to their customers through us, we enable them to differentiate their offering from that of their competitors.

### Marketing

We engage in a variety of marketing activities to increase awareness of our services and products, to sell additional services and products to our existing customer base, and to enhance the value we provide to small and medium-sized business entities. Our marketing activities include:

- Targeted e-mail and direct response campaigns to prospects and customers;
- Search engine and other online advertising;
- Electronic customer newsletters;
- Website Pros, Web.com, LEADS.com, NetObjects Fusion, 1ShoppingCart, Renex, Submitawebsite, and WebSource Media websites;
- Online customer tutorials; and
- Affiliate programs.

### Customers

We generally target small and medium-sized businesses having fewer than 100 employees. These customers normally are focused on regional or local markets. We seek to create long-term relationships with our customers, who cover a diverse set of industries and geographies in the United States. As of December 31, 2007, we had approximately 263,000 subscribers to our eWorks! XL, SmartClicks, and subscription-based services, which includes approximately 173,000 customers of pre-acquisition Web.com and Submitawebsite.

We also target small and medium-sized businesses with significant monthly spending on local print yellow pages advertising. We seek to create long-term relationships with these businesses by helping them locate new customers at a significantly lower cost per lead compared to traditional print yellow pages marketing campaigns.

### Third-Party Providers

We offer some of our services to our customers through third-party technology vendors, which helps us to expand our services and create additional revenue opportunities. We do not have long-term contracts with any of these third parties. Accordingly, we or any of these providers can terminate the relationship at any time, for any reason or no reason, on short notice, often as little as 30 days. If any of these relationships terminate, we may need to seek an alternative provider of services or develop the covered services independently.

### Competition

The market for Web services is highly competitive and evolving. We expect competition to increase from existing competitors as well as new market entrants. Most existing competitors typically offer a limited number of specialized solutions and services, but may provide a more comprehensive set of services in the future. These competitors include, among others, website designers, Internet service providers, Internet search engine providers, local business directory providers, website domain name registrars, e-commerce service providers, lead generation companies and hosting companies. These competitors may have greater resources, more brand recognition, and larger installed bases of customers than we do, and we cannot ensure that we will be able to compete favorably against them. Our NetObjects Fusion software has two principal competitors: Macromedia Dreamweaver and Adobe GoLive.

We believe the principal competitive factors in the small and medium-sized business segment of the Web services and online marketing and lead generation industry include:

- Ability to reference strategic partners;
- Value and flexibility of the service offerings;
- Brand name and reputation;
- Price;
- Quality of customer support;
- Speed of customer service;
- Ease of implementation, use, and maintenance; and
- Industry expertise and focus.

**Intellectual Property**

Our success and ability to compete is dependent in significant part on our ability to develop and maintain the proprietary aspects of our technology and operate without infringing upon the proprietary rights of others. We currently rely primarily on a combination of copyright, trade secret and trademark laws, confidentiality procedures, contractual provisions, and other similar measures to protect our proprietary information. As of December 31, 2007, we owned 21 issued U.S. patents. We also have several additional patent applications pending but not yet issued. Due to the rapidly changing nature of applicable technologies, we believe that the improvement of existing offerings, reliance upon trade secrets and unpatented proprietary know-how and development of new offerings generally will continue to be our principal source of proprietary protection. While we have hired third party contractors to help develop our software and to design websites, we own the intellectual property created by these contractors. Our software is not substantially dependent on any third party software, although our software does utilize open source code. Notwithstanding the use of this open source code, we do not believe our usage requires public disclosure of our own source code nor do we believe the use of open source code is material to our business.

We also have an ongoing service mark and trademark registration program pursuant to which we register some of our product names, slogans and logos in the United States and in some foreign countries. License agreements for our software include restrictions intended to protect our intellectual property. These licenses are generally non-transferable and are perpetual. In addition, we require all of our employees, contractors and many of those with whom we have business relationships to sign non-disclosure and confidentiality agreements and to assign to us in writing all inventions created while working for us. Some of our products also include third-party software that we obtain the rights to use through license agreements. In such cases, we have the right to distribute or sublicense the third-party software with our products.

We have entered into confidentiality and other agreements with its employees and contractors, including agreements in which the employees and contractors assign their rights in inventions to us. We have also entered into nondisclosure agreements with suppliers, distributors and some customers to limit access to and disclosure of our proprietary information. Nonetheless, neither the intellectual property laws nor contractual arrangements, nor any of the other steps we have taken to protect our intellectual property can ensure that others will not use our technology, or that others will not develop similar technologies.

We license, or lease from others, many technologies used in our services. We expect that we and our customers could be subject to third-party infringement claims as the number of websites and third party service providers for Web-based businesses grows. Although we do not believe that our technologies or services infringe the proprietary rights of any third parties, we cannot ensure that third parties will not assert claims against us in the future or that these claims will not be successful.

**Employees**

As of December 31, 2007, we had a total of 792 employees. None of our employees are represented by unions. We consider the relationship with our employees to be good and have not experienced interruptions of operations due to labor disagreements.

**Corporate Information**

Website Pros, Inc. was incorporated under the General Corporate Law of the State of Delaware on March 2, 1999. Our principal offices are located at 12735 Gran Bay Parkway West, Building 200, Jacksonville, Florida 32258. Our telephone number is (904) 680-6600 and our website is located at www.websitepros.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this Form 10-K.

We make available free of charge on or through our Internet website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities Exchange Commission (SEC).

You may read and copy this Form 10-K at the SEC's public reference room at 450 Fifth Street, NW, Washington D.C. 20549. Information on the operation of the public reference room can be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding our filings at www.sec.gov.

**Item 1A. Risk Factors.**

**We depend on our strategic marketing relationships to identify prospective customers. The loss of several of our strategic marketing relationships, or a reduction in the referrals and leads they generate, would significantly reduce our future revenue and increase our expenses.**

As a key part of our strategy, we have entered into agreements with a number of companies pursuant to which these parties provide us with access to their customer lists and allow us to use their names in marketing our Web services and products. Approximately 85% and 90% of our new customers in the years ended December 31, 2007 and 2006, respectively, were identified through our strategic marketing relationships (excluding new customers obtained as a result of completed acquisitions). We believe these strategic marketing relationships are critical to our business because they enable us to penetrate our target market with a minimum expenditure of resources. If these strategic marketing relationships are terminated or otherwise fail, our revenue would likely decline significantly and we could be required to devote additional resources to the sale and marketing of our Web services and products. We have no long-term contracts with these organizations, and these organizations are generally not restricted from working with our competitors. Accordingly, our success will depend upon the willingness of these organizations to continue these strategic marketing relationships.

To successfully execute our business plan, we must also establish new strategic marketing relationships with additional organizations that have strong relationships with small and medium-sized businesses that would enable us to identify additional prospective customers. If we are unable to diversify and extend our strategic marketing relationships, our ability to grow our business may be compromised.

**Most of our Web services are sold on a month-to-month basis, and if our customers either are unable or choose not to subscribe to our Web services, our revenue may decrease.**

Typically, our Web service offerings are sold pursuant to month-to-month subscription agreements, and our customers can generally cancel their subscriptions to our Web services at any time with little or no penalty.

Historically, we have experienced a high turnover rate in our customer base. For the years ended December 31, 2007 and 2006, 45% and 47%, respectively, of our subscribers who were customers at the beginning of the respective year were no longer subscribers at the end of the respective year. The turnover rate calculations do not include any acquisition-related customer activity.

While we cannot determine with certainty why our subscription renewal rates are not higher, we believe there are a variety of factors, which have in the past led, and may in the future lead, to a decline in our subscription renewal rates. These factors include the cessation of our customers' businesses, the overall economic environment in the United States and its impact on small and medium-sized businesses, the services and prices offered by us and our competitors, and the evolving use of the Internet by small and medium-sized businesses. If our renewal rates are low or decline for any reason, or if customers demand renewal terms less favorable to us, our revenue may decrease, which could adversely affect our stock price.

**If economic or other factors negatively affect the small and medium-sized business sector, our customers may become unwilling or unable to purchase our Web services and products, which could cause our revenue to decline and impair our ability to operate profitably.**

Our existing and target customers are small and medium-sized businesses. These businesses are more likely to be significantly affected by economic downturns than larger, more established businesses. Additionally, these customers often have limited discretionary funds, which they may choose to spend on items other than our Web services and products. If small and medium-sized businesses experience economic hardship, they may be unwilling or unable to expend resources to develop their Internet presences, which would negatively affect the overall demand for our services and products and could cause our revenue to decline.

**Our growth will be adversely affected if we cannot continue to successfully retain, hire, train, and manage our key employees, particularly in the telesales and customer service areas.**

Our ability to successfully pursue our growth strategy will depend on our ability to attract, retain, and motivate key employees across our business. We have many key employees throughout our organization that do not have non-competition agreements and may leave to work for a competitor at any time. In particular, we are substantially dependent on our telesales and customer service employees to obtain and service new customers. Competition for such personnel and others can be intense, and there can be no assurance that we will be able to attract, integrate, or retain additional highly qualified personnel in the future. In addition, our ability to achieve significant growth in revenue will depend, in large part, on our success in effectively training sufficient personnel in these two areas. New hires require significant training and in some cases may take several months before they achieve full productivity if they ever do. Our recent hires and planned hires may not become as productive as we would like, and we may be unable to hire sufficient numbers of qualified individuals in the future in the markets where we have our facilities. If we are not successful in retaining our existing employees, or hiring, training and integrating new employees, or if our current or future employees perform poorly, growth in the sales of our services and products may not materialize and our business will suffer.

**We may expand through acquisitions of, or investments in, other companies or technologies, which may result in additional dilution to our stockholders and consume resources that may be necessary to sustain our business.**

One of our business strategies is to acquire complementary services, technologies or businesses. In connection with one or more of those transactions, we may:

- issue additional equity securities that would dilute our stockholders;
- use cash that we may need in the future to operate our business; and
- incur debt that could have terms unfavorable to us or that we might be unable to repay.

Business acquisitions also involve the risk of unknown liabilities associated with the acquired business. In addition, we may not realize the anticipated benefits of any acquisition, including securing the services of key employees. Incurring unknown liabilities or the failure to realize the anticipated benefits of an acquisition could seriously harm our business.

**We may find it difficult to integrate recent and potential future business combinations, which could disrupt our business, dilute stockholder value, and adversely affect our operating results.**

During the course of our history, we have completed several acquisitions of other businesses, and a key element of our strategy is to continue to acquire other businesses in the future. In particular, we completed the Web.com merger in September 2007 and Submitawebsite, Inc. acquisition in March 2007. Integrating these recently acquired businesses and assets and any businesses or assets we may acquire in the future could add significant complexity to our business and additional burdens to the substantial tasks already performed by our management team. In the future, we may not be able to identify suitable acquisition candidates, and if we do, we may not be able to complete these acquisitions on acceptable terms or at all. In connection with our recent and possible future acquisitions, we may need to integrate operations that have different and unfamiliar corporate cultures. Likewise, we may need to integrate disparate technologies and Web service and product offerings, as well as multiple direct and indirect sales channels. The key personnel of the acquired company may decide not to continue to work for us. These integration efforts may not succeed or may distract our management's attention from existing business operations. Our failure to successfully manage and integrate the Web.com or Submitawebiste, or any future acquisitions could seriously harm our business.

**Accounting for acquisitions under generally accepted accounting principles could adversely affect our reported financial results.**

Under generally accepted accounting principles in the United States, we could be required to record charges for in-process research and development or other charges in connection with future acquisitions, which would reduce any future reported earnings or increase any future reported loss. Acquisitions could also require us to record substantial amounts of goodwill and other intangible assets. For example, in connection with our recent acquisition of Web.com and acquisition assets from Submitawebsite, Inc., we recorded $75.5 million of goodwill and $63.5 million of intangible assets. Any future impairment of this goodwill, and the ongoing amortization of other intangible assets, could adversely affect our reported financial results.

**We have only recently become profitable and may not maintain our level of profitability.**

Although we generated net income for the years ended December 31, 2005, 2006, and 2007, we have not historically been profitable and may not be profitable in future periods. As of December 31, 2007, we had an accumulated deficit of approximately $57.8 million. We expect that our expenses relating to the sale and marketing of our Web services, technology improvements and general and administrative functions, as well as the costs of operating and maintaining our technology infrastructure, will increase in the future. Accordingly, we will need to increase our revenue to be able to maintain our profitability. We may not be able to reduce in a timely manner or maintain our expenses in response to any decrease in our revenue, and our failure to do so would adversely affect our operating results and our level of profitability.

**Our operating results are difficult to predict and fluctuations in our performance may result in volatility in the market price of our common stock.**

Due to our limited operating history, our evolving business model, and the unpredictability of our emerging industry, our operating results are difficult to predict. We expect to experience fluctuations in our operating and financial results due to a number of factors, such as:

- our ability to retain and increase sales to existing customers, attract new customers, and satisfy our customers' requirements;
- the renewal rates for our services;
- changes in our pricing policies;
- the introduction of new services and products by us or our competitors;
- our ability to hire, train and retain members of our sales force;
- the rate of expansion and effectiveness of our sales force;
- technical difficulties or interruptions in our services;
- general economic conditions;
- additional investment in our services or operations;
- ability to successfully integrate acquired businesses and technologies;
- bulk licenses of our software; and
- our success in maintaining and adding strategic marketing relationships.

These factors and others all tend to make the timing and amount of our revenue unpredictable and may lead to greater period-to-period fluctuations in revenue than we have experienced historically.

As a result of these factors, we believe that our quarterly revenue and results of operations are likely to vary significantly in the future and that period-to-period comparisons of our operating results may not be meaningful. The results of one quarter may not be relied on as an indication of future performance. If our quarterly revenue or results of operations fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially.

**Our business depends in part on our ability to continue to provide value-added Web services and products, many of which we provide through agreements with third parties, and our business will be harmed if we are unable to provide these Web services and products in a cost-effective manner.**

A key element of our strategy is to combine a variety of functionalities in our Web service offerings to provide our customers with comprehensive solutions to their Internet presence needs, such as Internet search optimization, local yellow pages listings, and e-commerce capability. We provide many of these services through arrangements with third parties, and our continued ability to obtain and provide these services at a low cost is central to the success of our business. For example, we currently have agreements with several service providers that enable us to provide, at a low cost, Internet yellow pages advertising. However, these agreements may be terminated on short notice, typically 60 to 90 days, and without penalty. If any of these third parties were to terminate their relationships with us, or to modify the economic terms of these arrangements, we could lose our ability to provide these services at a cost-effective price to our customers, which could cause our revenue to decline or our costs to increase.

**We have a risk of system and Internet failures, which could harm our reputation, cause our customers to seek reimbursement for services paid for and not received, and cause our customers to seek another provider for services.**

We must be able to operate the systems that manage our network around the clock without interruption. Our operations will depend upon our ability to protect our network infrastructure, equipment, and customer files against damage from human error, fire, earthquakes, hurricanes, floods, power loss, telecommunications failures, sabotage, intentional acts of vandalism and similar events. Our networks are currently subject to various points of failure. For example, a problem with one of our routers (devices that move information from one computer network to another) or switches could cause an interruption in the services that we provide to some or all of our customers. In the past, we have experienced periodic interruptions in service. We have also experienced, and in the future it may experience, delays or interruptions in service as a result of the accidental or intentional actions of Internet users, current and former employees, or others. Any future interruptions could:

- Cause customers or end users to seek damages for losses incurred;
- Require us to replace existing equipment or add redundant facilities;
- Damage our reputation for reliable service;
- Cause existing customers to cancel their contracts; or
- Make it more difficult for us to attract new customers.

**Our data centers are maintained by third parties.**

A substantial portion of the network services and computer servers we utilize in the provision of services to customers are housed in data centers owned by other service providers. In particular, a significant number of our servers are housed in data centers in Atlanta, Georgia, and Jacksonville, Florida. We obtain Internet connectivity for those servers, and for the customers who rely on those servers, in part through direct arrangements with network service providers and in part indirectly through the owners of those data centers. We also utilize other third-party data centers in other locations. In the future, We may house other servers and hardware items in facilities owned or operated by other service providers.

A disruption in the ability of one of these service providers to provide service to us could cause a disruption in service to our customers. A service provider could be disrupted in its operations through a number of contingencies, including unauthorized access, computer viruses, accidental or intentional actions, electrical disruptions, and other extreme conditions. Although we believe we have taken adequate steps to protect our business through contractual arrangements with our service providers, we cannot eliminate the risk of a disruption in service resulting from the accidental or intentional disruption in service by a service provider. Any significant disruption could cause significant harm to us, including a significant loss of customers. In addition, a service provider could raise its prices or otherwise change its terms and conditions in a way that adversely affects our ability to support our customers or could result in a decrease in our financial performance.

**We rely heavily on the reliability, security, and performance of our internally developed systems and operations, and any difficulties in maintaining these systems may result in service interruptions, decreased customer service, or increased expenditures.**

The software and workflow processes that underlie our ability to deliver our Web services and products have been developed primarily by our own employees. The reliability and continuous availability of these internal systems are critical to our business, and any interruptions that result in our inability to timely deliver our Web services or products, or that materially impact the efficiency or cost with which we provide these Web services and products, would harm our reputation, profitability, and ability to conduct business. In addition, many of the software systems we currently use will need to be enhanced over time or replaced with equivalent commercial products, either of which could entail considerable effort and expense. If we fail to develop and execute reliable policies, procedures, and tools to operate our infrastructure, we could face a substantial decrease in workflow efficiency and increased costs, as well as a decline in our revenue.

**We face intense and growing competition. If we are unable to compete successfully, our business will be seriously harmed.**

The market for our Web services and products is competitive and has relatively low barriers to entry. Our competitors vary in size and in the variety of services they offer. We encounter competition from a wide variety of company types, including:

- website design and development service and software companies;
- Internet service providers and application service providers;
- Internet search engine providers;
- Local business directory providers; and
- website domain name providers and hosting companies.

In addition, due to relatively low barriers to entry in our industry, we expect the intensity of competition to increase in the future from other established and emerging companies. Increased competition may result in price reductions, reduced gross margins, and loss of market share, any one of which could seriously harm our business. We also expect that competition will increase as a result of industry consolidations and formations of alliances among industry participants.

Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, greater brand recognition and, we believe, a larger installed base of customers. These competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements. They may also be able to devote greater resources to the promotion and sale of their services and products than we can. If we fail to compete successfully against current or future competitors, our revenue could increase less than anticipated or decline, and our business could be harmed.

**Our failure to build brand awareness quickly could compromise our ability to compete and to grow our business.**

As a result of the anticipated increase in competition in our market, and the likelihood that some of this competition will come from companies with established brands, we believe brand name recognition and reputation will become increasingly important. Our strategy of relying significantly on third-party strategic marketing relationships to find new customers may impede our ability to build brand awareness, as our customers may wrongly believe our Web services and products are those of the parties with which we have strategic marketing relationships. If we do not continue to build brand awareness quickly, we could be placed at a competitive disadvantage to companies whose brands are more recognizable than ours.

**If our security measures are breached, our services may be perceived as not being secure, and our business and reputation could suffer.**

Our Web services involve the storage and transmission of our customers' proprietary information. Although we employ data encryption processes, an intrusion detection system, and other internal control procedures to assure the security of our customers' data, we cannot guarantee that these measures will be sufficient for this purpose. If our security measures are breached as a result of third-party action, employee error or otherwise, and as a result our customers' data becomes available to unauthorized parties, we could incur liability and our reputation would be damaged, which could lead to the loss of current and potential customers. If we experience any breaches of our network security or sabotage, we might be required to expend significant capital and other resources to remedy, protect against or alleviate these and related problems, and we may not be able to remedy these problems in a timely manner, or at all. Because techniques used by outsiders to obtain unauthorized network access or to sabotage systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures.

**If we cannot adapt to technological advances, our Web services and products may become obsolete and our ability to compete would be impaired.**

Changes in our industry occur very rapidly, including changes in the way the Internet operates or is used by small and medium-sized businesses and their customers. As a result, our Web services and products could become obsolete quickly. The introduction of competing products employing new technologies and the evolution of new industry standards could render our existing products or services obsolete and unmarketable. To be successful, our Web services and products must keep pace with technological developments and evolving industry standards, address the ever-changing and increasingly sophisticated needs of our customers, and achieve market acceptance. If we are unable to develop new Web services or products, or enhancements to our Web services or products, on a timely and cost-effective basis, or if new Web services or products or enhancements do not achieve market acceptance, our business would be seriously harmed.

**Providing Web services and products to small and medium-sized businesses designed to allow them to Internet-enable their businesses is a new and emerging market; if this market fails to develop, we will not be able to grow our business.**

Our success depends on a significant number of small and medium-sized business outsourcing website design, hosting, and management as well as adopting other online business solutions. The market for our Web services and products is relatively new and untested. Custom website development has been the predominant method of Internet enablement, and small and medium-sized businesses may be slow to adopt our template-based Web services and products. Further, if small or medium-sized businesses determine that having an Internet presence is not giving their businesses an advantage, they would be less likely to purchase our Web services and products. If the market for our Web services and products fails to grow or grows more slowly than we currently anticipate, or if our Web services and products fail to achieve widespread customer acceptance, our business would be seriously harmed.

**We are dependent on our executive officers, and the loss of any key member of this team may compromise our ability to successfully manage our business and pursue our growth strategy.**

Our future performance depends largely on the continuing service of our executive officers and senior management team, especially that of David Brown, our Chief Executive Officer. Our executives are not contractually obligated to remain employed by us. Accordingly, any of our key employees could terminate their employment with us at any time without penalty and may go to work for one or more of our competitors after the expiration of their non-compete period. The loss of one or more of our executive officers could make it more difficult for us to pursue our business goals and could seriously harm our business.

**Our growth could strain our resources and our business may suffer if we fail to implement appropriate controls and procedures to manage our growth.**

We are currently experiencing a period of rapid growth in employees and operations, with our employee base increasing from 637 full-time employees as of December 31, 2006 to 792 full-time employees as of December 31, 2007. This growth has placed, and will continue to place, a strain on our management, administrative, and sales and marketing infrastructure. If we fail to successfully manage our growth, our business could be disrupted, and our ability to operate our business profitably could suffer. We anticipate that further growth in our employee base will be required to expand our customer base and to continue to develop and enhance our Web service and product offerings. To manage the growth of our operations and personnel, we will need to enhance our operational, financial, and management controls and our reporting systems and procedures. This will require additional personnel and capital investments, which will increase our cost base. The growth in our fixed cost base may make it more difficult for us to reduce expenses in the short term to offset any shortfalls in revenue.

**We may be unable to protect our intellectual property adequately or cost-effectively, which may cause us to lose market share or force us to reduce our prices.**

Our success depends, in part, on our ability to protect and preserve the proprietary aspects of our technology, Web services, and products. If we are unable to protect our intellectual property, our competitors could use our intellectual property to market services and products similar to those offered by us, which could decrease demand for our Web services and products. We may be unable to prevent third parties from using our proprietary assets without our authorization. We do not currently rely on patents to protect our core intellectual property, and we have not applied for patents in any jurisdictions inside or outside of the United States. To protect, control access to, and limit distribution of our intellectual property, we generally enter into confidentiality and proprietary inventions agreements with our employees, and confidentiality or license agreements with consultants, third-party developers, and customers. We also rely on copyright, trademark, and trade secret protection. However, these measures afford only limited protection and may be inadequate. Enforcing our rights to our technology could be costly, time-consuming and distracting. Additionally, others may develop non-infringing technologies that are similar or superior to ours. Any significant failure or inability to adequately protect our proprietary assets will harm our business and reduce our ability to compete.

**If we fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial results, which could cause our stock price to fall or result in our stock being delisted.**

Effective internal controls are necessary for us to provide reliable and accurate financial reports. We will need to devote significant resources and time to comply with the requirements of Sarbanes-Oxley with respect to internal control over financial reporting. In addition, Section 404 under Sarbanes-Oxley requires that we assess and our auditors attest to the design and operating effectiveness of our controls over financial reporting. Our ability to comply with the annual internal control report requirement for our fiscal year ending on December 31, 2008, will depend on the effectiveness of our financial reporting and data systems and controls across our company and our operating subsidiaries. We expect these systems and controls to become increasingly complex to the extent that we integrate acquisitions and our business grows. To effectively manage this complexity, we will need to continue to improve our operational, financial, and management controls and our reporting systems and procedures. Any failure to implement required new or improved controls, or difficulties encountered in the implementation or operation of these controls, could harm our operating results or cause us to fail to meet our financial reporting obligations, which could adversely affect our business and jeopardize our listing on the NASDAQ Global Market, either of which would harm our stock price.

**We might require additional capital to support business growth, and this capital might not be available on acceptable terms, or at all.**

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new services and products or enhance our existing Web services, enhance our operating infrastructure and acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired.

**Provisions in our amended and restated certificate of incorporation and bylaws or under Delaware law might discourage, delay, or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.**

Our amended and restated certificate of incorporation and bylaws contain provisions that could depress the trading price of our common stock by acting to discourage, delay, or prevent a change of control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions:

- establish a classified board of directors so that not all members of our board are elected at one time;
- provide that directors may only be removed for cause and only with the approval of 66⅔% of our stockholders;
- require super-majority voting to amend some provisions in our amended and restated certificate of incorporation and bylaws;
- authorize the issuance of blank check preferred stock that our board of directors could issue to increase the number of outstanding shares to discourage a takeover attempt;
- prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;
- provide that the board of directors is expressly authorized to make, alter, or repeal our bylaws; and
- establish advance notice requirements for nominations for elections to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Additionally, we are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested" stockholder for a period of three years following the date on which the stockholder became an "interested" stockholder and which may discourage, delay, or prevent a change of control of our company.

**If we do not integrate our services and products, we may lose customers and fail to achieve our financial objectives.**

Achieving the benefits of the merger will depend in part upon the integration of Web.com's services and products with those offered by us in a timely and efficient manner. To provide enhanced and more valuable services and products to our customers after, we also need to integrate our sales and development organizations. This may be difficult, unpredictable, and subject to delay because our services and products have been developed, marketed and sold independently and were designed without regard to such integration. If we cannot successfully integrate our services and products and continue to provide customers with enhanced services and products in the future on a timely basis, we may lose customers and our business and results of operations may suffer.

**We expect to incur significant additional costs integrating the companies into a single business.**

We incurred substantial non-recurring costs associated with closing the transaction with Web.com. We expect to incur and have established reserves for significant additional costs integrating Web.com's operations, products and personnel. These costs may include costs for:

- employee redeployment, relocation or severance;
- integration of information systems;
- combining sales teams and processes; and
- reorganization or closures of facilities.

In addition, we do not know whether we will be successful in these integration efforts or in consummating the merger.

**We may not realize the anticipated benefits from the acquisition.**

The acquisition involves the integration of two companies that have previously operated independently. We expect the acquisition of Web.com to result in financial and operational benefits, including increased revenue, cost savings and other financial and operating benefits. We can not assure you, however, that we will be able to realize increased revenue, cost savings or other benefits from the merger, or, to the extent such benefits are realized, that they are realized timely. This integration may also be difficult, unpredictable, and subject to delay because of possible cultural conflicts and different opinions on product roadmaps or other strategic matters. We must integrate or, in some cases, replace, numerous systems, including those involving management information, purchasing, accounting and finance, sales, billing, employee benefits, payroll and regulatory compliance, many of which are dissimilar. Difficulties associated with integrating Web.com's service and product offering into ours, or with integrating Web.com's operations into ours, could have a material adverse effect on the combined company and the market price of our common stock.

**Charges to earnings resulting from acquisitions may adversely affect our operating results.**

Under purchase accounting, we allocate the total purchase price to an acquired company's net tangible assets, intangible assets based on their fair values as of the date of the acquisition and record the excess of the purchase price over those fair values as goodwill. Our management's estimates of fair value are based upon assumptions believed to be reasonable but are inherently uncertain. Going forward, the following factors could result in material charges that would adversely affect our results:

- impairment of goodwill;
- charges for the amortization of identifiable intangible assets and for stock-based compensation;
- accrual of newly identified pre-merger contingent liabilities that are identified subsequent to the finalization of the purchase price allocation; and
- charges to income to eliminate certain Website Pros pre-merger activities that duplicate those of the acquired company or to reduce our cost structure.

We expect to incur additional costs associated with combining the operations of Web.com as well as our previously acquired companies, which may be substantial. Additional costs may include costs of employee redeployment, relocation and retention, including salary increases or bonuses, accelerated amortization of deferred equity compensation and severance payments, reorganization or closure of facilities, taxes and termination of contracts that provide redundant or conflicting services. Some of these costs may have to be accounted for as expenses that would decrease Website Pros' net income and earnings per share for the periods in which those adjustments are made.

**Item 1B. Unresolved Staff Comments.**

None.

**Item 2. Properties.**

The Company owns a 25,381 square foot building in Spokane, Washington, in which a Web services sales center is located. In addition, we lease the following principal facilities:

| | Location | Square Feet | Lease Expiration |
|---|---|---|---|
| Headquarters and principal administrative, finance, and marketing operations | Jacksonville, FL | 41,149(a) | March 2008 |
| Leads.com sales center | Manassas, VA | 24,081 | September 2014 |
| Leads.com sales center | Norton, VA | 5,467 | November 2008 |
| 1ShoppingCart.com operations center | Barrie, Ontario, Canada | 8,301 | May 2012 |
| RenovationExperts.com operations center | Halifax, Nova Scotia, Canada | 5,104 | May 2009 |
| Submitawebsite.com operations center | Scottsdale, AZ | 4,473 | July 2008 |
| Web.com operations center | Atlanta, GA | 71,898 | July 2010 |
| WebSource Media operations center | Houston, TX | 2,257 | April 2009 |

(a) The Company extended this lease to correspond with its expansion into a different facility.

**Item 201 (e). Performance Graph.**

The following graph shows the total stockholder return as of the dates indicated of an investment of $100 in cash on November 2, 2005 (the date the Company's common stock was first publicly traded) for (i) the Company's common stock, (ii) the Nasdaq Composite Index and (iii) the RDG Internet Composite Index. All values assume reinvestment of the full amount of any dividends, however, no dividends have been declared on our common stock to date. The stock price performance on the graph below is not necessarily indicative of future performance.



$160
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$100
$80
$60
$40
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$0
11/2/05
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Website Pros., Inc
NASDAQ Composite
RDG Internet Composite


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* $100 invested on November 2, 2005 in stock or on October 31, 2005 in index-including reinvestment of dividends. Fiscal year ending December 31.

(1) This Section is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of the Company under the 1933 Act or the 1934 Act whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

(2) This table dates back to November 2, 2005, the first date on which the Company's stock was publicly traded.

**Item 3. Legal Proceedings.**

From time to time we may be involved in litigation relating to claims arising out of our operations. There are several outstanding litigation matters that relate to our wholly-owned subsidiary, Web.com Holding Company, Inc., formerly Web.com, Inc. ("Web.com"), including the following:

On August 2, 2006, Web.com filed suit in the United States District Court for the Western District of Pennsylvania against Federal Insurance Company and Chubb Insurance Company of New Jersey, seeking insurance coverage and payment of litigation expenses with respect to litigation involving Web.com pertaining to events in 2001. Web.com also has asserted claims against Rapp Collins, a division of Omnicom Media, that are pending in state court in Pennsylvania for recovery of the same litigation expenses.

On June 19, 2006, Web.com filed suit in the United States District Court for the Northern District of Georgia against The Go Daddy Group, Inc., seeking damages, a permanent injunction and attorney fees related to alleged infringement of four of Web.com's patents.

Web.com was party to a lawsuit in state court in Missouri relating to Web.com's acquisition of Communitech.Net, Inc. in 2002. In February 2008, we settled all claims related to that lawsuit pursuant to a confidential settlement agreement. As part of the settlement, we received a broad release of claims. We had previously adequately reserved for the contingencies arising from this matter, including the settlement. As such, we do not believe that the settlement will have a material adverse impact on our financial condition, cash flows or results of operations.

Web.com is also defending the appeals of several other cases that were resolved favorably to Web.com but none of which is material to our company.

With respect to each of the foregoing matters where parties have asserted claims against Web.com, we believe we have adequate defenses, intend to defend ourselves vigorously, and believe that the litigation will not result in any material adverse effect.

The outcome of litigation may not be assured, and despite management's views of the merits of any litigation, or the reasonableness of our estimates and reserves, our cash balances could nonetheless be materially affected by an adverse judgment. In accordance with SFAS No. 5 "Accounting for Contingencies," we believe we have adequately reserved for the contingencies arising from the above legal matters where an outcome was deemed to be probable and the loss amount could be reasonably estimated. As such, we do not believe that the anticipated outcome of the aforementioned proceedings will have a materially adverse impact on our financial condition, cash flows, or results of operations.

**Item 4. Submission of Matters to a Vote of Security Holders.**

No matters were submitted to a vote of our security holders during the quarter ended December 31, 2007.

## PART II

**Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.**

**Market Information**

Since November 1, 2005, our common stock has been listed on the NASDAQ Global Market under the symbol "WSPI". Prior to such time, there was no public market for our common stock. The following table sets forth the high and low stock prices of our common stock for the last two fiscal years as reported on the NASDAQ Global Market.

| | 2007 | | 2006 | |
|---|---|---|---|---|
| | High | Low | High | Low |
| First Quarter | $10.50 | $8.37 | $14.20 | $8.56 |
| Second Quarter | $10.10 | $7.92 | $14.21 | $8.60 |
| Third Quarter | $10.50 | $8.06 | $11.26 | $8.65 |
| Fourth Quarter | $12.00 | $9.75 | $12.30 | $7.85 |

The closing price for our common stock as reported by the NASDAQ Global Market on February 29, 2008 was $11.04 per share. As of February 29, 2008, there were approximately 390 stockholders of record of our common stock, not including those shares held in street or nominee name.

**Dividend Policy**

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings to fund the development and expansion of our business, and therefore we do not anticipate paying cash dividends on our common stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors. None of our outstanding capital stock is entitled to any dividends.

**Recent Sales of Unregistered Securities**

There were no sales of unregistered equity securities by Website Pros that were not previously included in a quarterly report on Form 10-Q or in a current report on Form 8-K.

## Item 6. Selected Financial Data.

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2007(1) | 2006(1)(2) | 2005(1) | 2004 | 2003 |
| | (in thousands, except per share data) | | | | |
| **Consolidated Statement of Operations Data:** | | | | | |
| Revenues | $ 82,521 | $ 52,041 | $ 37,770 | $ 23,402 | $ 16,947 |
| Income (loss) from operations | 1,497 | 2,997 | 425 | 656 | (1,373) |
| Net income (loss) | 1,358 | 8,597 | 827 | 924 | (1,532) |
| Net income (loss) attributable to common stockholders | 1,358 | 8,597 | (329) | (370) | (1,578) |
| Basic net income (loss) attributable per common share | $ 0.07 | $ 0.51 | $ (0.05) | $ (0.12) | $ (0.27) |
| Diluted net income (loss) attributable per common share | $ 0.06 | $ 0.44 | $ (0.05) | $ (0.12) | $ (0.27) |
| Basic weighted average common shares outstanding | 19,802 | 16,778 | 6,222 | 3,002 | 5,758 |
| Diluted weighted average common shares outstanding | 22,224 | 19,430 | 6,222 | 3,002 | 5,758 |

| | As of December 31, | | | | |
|---|---|---|---|---|---|
| | 2007 | 2006 | 2005 | 2004 | 2003 |
| | (in thousands) | | | | |
| **Consolidated Balance Sheet Data:** | | | | | |
| Cash and cash equivalents | $ 29,746 | $ 42,155 | $ 55,746 | $ 6,621 | $ 6,282 |
| Working capital | 16,525 | 39,534 | 51,535 | 4,926 | 2,914 |
| Total assets | 235,013 | 93,360 | 76,370 | 13,370 | 11,869 |
| Long-term note payable and obligations under capital leases | 59 | 194 | 241 | — | — |
| Convertible redeemable preferred stock | — | — | — | 17,454 | 9,233 |
| Accumulated deficit | (57,804) | (59,162) | (67,759) | (69,030) | (68,485) |
| Total stockholders' equity (deficit) | 196,431 | 83,956 | 68,355 | (9,191) | (3,153) |

(1) See Note 6 to the Consolidated Financial Statements for information regarding businesses acquired during the years ended December 31, 2007, 2006 and 2005.

(2) Included in the net income for the year ended December 31, 2006 is a tax benefit of $3.2 million, which was the result of a reduction in the deferred tax asset valuation allowance.

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation.

### Safe Harbor

*In addition to historical information, this Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those projected in the forward-looking statements as a result of a number of factors, risks and uncertainties, including the risk factors set forth in Item 1A. above and the risk factors set forth in this discussion, especially under the captions "Variability of Results" and "Factors That May Affect Future Operating Results" in this Form 10-K. Generally, the words "anticipate", "expect", "intend", "believe" and similar expressions identify forward-looking statements. The forward-looking statements made in this Form 10-K are made as of the filing date of this Form 10-K with the Securities and Exchange Commission, and future events or circumstances could cause results that differ significantly from the forward-looking statements included here. Accordingly, we caution readers not to place undue reliance on these statements. We expressly disclaim any obligation to update or alter our forward-looking statements, whether, as a result of new information, future events or otherwise after the date of this document.*

**Overview**

We believe we are a leading provider, based on our number of subscribers, of Do-It-For-Me and Do-It-Yourself website building tools, Internet marketing, lead generation and technology solutions that enable small and medium-sized businesses to build and maintain an effective Internet presence. The company offers a full range of Web services, including website design and publishing, Internet marketing and advertising, search engine optimization, e-mail, lead generation, home contractor specific leads, and shopping cart solutions meeting the needs of a business anywhere along its lifecycle.

On September 30, 2007, the Company acquired Web.com, Inc. ("Web.com"). Web.com is a leading provider of Do-It-Yourself websites and Internet marketing services for the small and medium-sized business market. Web.com offers a wide selection of online services, including Web hosting, e-mail, e-commerce, website development, online marketing and optimization tools. Web.com has a large customer base that provides significant upsell and cross-sell opportunities for Do-It-For-Me website services, online marketing and lead generation services. We believe that the Web.com acquisition united two market leaders to create a single company with solutions that can better meet the diverse Web services needs of small and medium sized businesses. In addition, the Company expects it will be able to leverage cost savings and take advantage of cross-selling opportunities across its significantly expanded customer base.

Our primary Do-It-For-Me service offerings, eWorks! XL and SmartClicks, are comprehensive performance-based packages that include website design and publishing, Internet marketing and advertising, search engine optimization, search engine submission, lead generation and easy-to-understand Web analytics. As an application service provider, or ASP, we offer our customers a full range of Web services and products on an affordable subscription basis. In addition to our primary service offerings, we provide a variety of premium services to customers who desire more advanced capabilities; such as e-commerce solutions and other sophisticated Internet marketing services and online lead generation. The breadth and flexibility of our offerings allow us to address the Web services needs of a wide variety of customers, ranging from those just establishing their websites to those that want to enhance their existing Internet presence with more sophisticated marketing and lead generation services. Additionally, as the Internet continues to evolve, we plan to refine and expand our service offerings to keep our customers at the forefront.

Through the combination of our proprietary website publishing and management software, automated workflow processes, and specialized workforce development and management techniques, we believe that we achieve production efficiencies that enable us to offer sophisticated Web services at affordable rates. Our technology automates many aspects of creating, maintaining, enhancing, and marketing websites on behalf of our customers. With approximately 263,000 subscribers to our eWorks! XL, SmartClicks, and subscription-based services as of December 31, 2007 (approximately 173,000 of whom can be attributed to our 2007 acquisitions of Web.com and Submitawebsite), we believe we are one of the industry's largest providers of affordable Web services and products enabling small and medium-sized businesses to have an effective Internet presence.

We traditionally have sold our Web services and products to customers identified primarily through strategic relationships with established brand name companies that have a large number of small and medium-sized business customers. We have a direct sales force that utilizes leads generated by our strategic marketing relationships to acquire new customers at our sales centers in Spokane, Washington; Atlanta, Georgia; Jacksonville, Florida; Manassas, Virginia; Norton, Virginia; Halifax, Nova Scotia; and Scottsdale, Arizona. Our sales force specializes in selling to small and medium-sized businesses across a wide variety of industries throughout the United States.

Through the acquisition of Web.com, we also acquired a large number of customers directly through online and affiliate marketing activities that target small and medium-sized businesses that want to establish or enhance their Internet presence.

To increase our revenue and take advantage of our market opportunity, we plan to expand our subscriber base as well as increase our revenue from existing subscribers. We intend to continue to invest in hiring additional personnel, particularly in sales and marketing; developing additional services and products; adding to our infrastructure to support our growth; and expanding our operational and financial systems to manage our growing business. As we have in the past, we will continue to evaluate acquisition opportunities to increase the value and breadth of our Web services and product offerings and expand our subscriber base.

**Key Business Metrics**

Management periodically reviews certain key business metrics to evaluate the effectiveness of our operational strategies, allocate resources and maximize the financial performance of our business. These key business metrics include:

*Net Subscriber Additions*

We grow our subscriber base through a combination of adding new subscribers and retaining existing subscribers. We define net subscriber additions in a particular period as the gross number of new subscribers added during the period, less subscriber cancellations during the period. For this purpose, we only count as new subscribers those customers whose subscriptions have extended beyond the free trial period. Additionally, we do not treat a subscription as cancelled, even if the customer is not current in its payments, until either we have attempted to contact the subscriber twenty times or 60 days have passed since the most recent failed billing attempt, whichever is sooner. In any event, a subscriber's account is cancelled if payment is not received within approximately 80 days.

We review this metric to evaluate whether we are performing to our business plan. An increase in net subscriber additions could signal an increase in subscription revenue, higher customer retention, and an increase in the effectiveness of our sales efforts. Similarly, a decrease in net subscriber additions could signal decreased subscription revenue, lower customer retention, and a decrease in the effectiveness of our sales efforts. Net subscriber additions above or below our business plan could have a long-term impact on our operating results due to the subscription nature of our business.

*Monthly Turnover*

Monthly turnover is a metric we measure each quarter, and which we define as customer cancellations in the quarter divided by the sum of the number of subscribers at the beginning of the quarter and the gross number of new subscribers added during the period, divided by three months. Customer cancellations in the quarter include cancellations from gross subscriber additions, which is why we include gross subscriber additions in the denominator. In measuring monthly turnover, we use the same conventions with respect to free trials and subscribers who are not current in their payments as described above for net subscriber additions. Monthly turnover is the key metric that allows management to evaluate whether we are retaining our existing subscribers in accordance with our business plan. An increase in monthly turnover may signal deterioration in the quality of our service, or it may signal a behavioral change in our subscriber base. Lower monthly turnover signals higher customer retention.

## Change in Accounting Principle

Effective January 1, 2006, we adopted Statement of Financial Accounting Standards 123(R) (SFAS No. 123(R)), *Share Based Payment.* Since we previously adopted the expense recognition provisions of SFAS No. 123, the adoption of SFAS No. 123(R) had no material impact on our financial statements.

## Sources of Revenue

We derive our revenue from sales of subscriptions, licenses, and services to our customers. Our revenue generally depends on the sale of a large number of subscriptions to small and medium-sized businesses. Leads provided by a relatively small number of companies with which we have strategic marketing relationships generate most of these sales.

### *Subscription Revenue*

We currently derive a substantial majority of our revenue from fees associated with our subscription services, which are generally sold through our eWorks! XL, SmartClicks, Visibility Online, Web.com, Renex and 1ShoppingCart.com offerings. A significant portion of our subscription contracts include the design of a five-page website, its hosting, and several additional Web services. In the case of eWorks! XL, upon the completion and initial hosting of the website, our subscription services are offered free of charge for a 30-day trial period during which the customer can cancel at any time. After the 30-day trial period has ended, the revenue is recognized on a daily basis over the life of the contract. No 30-day free trial period is offered to customers for our Visibility Online services, and revenue is recognized on a daily basis over the life of the contract. The typical subscription is a monthly contract, although terms range up to 12 months. We bill a majority of our customers on a monthly basis through their credit cards, bank accounts, or business merchant accounts.

The Web.com product line subscription revenue is primarily generated from shared and dedicated hosting, managed services, e-commerce services, applications hosting and domain name registrations. Revenue is recognized as the services are provided. Hosting contracts generally are for service periods ranging from one to 24 months and typically require up-front fees. These fees, including set-up fees for hosting services, are deferred and recognized ratably over the customer's expected service period. Deferred revenues represents the liability for advance billings to customers for services not yet provided.

For the year ended December 31, 2007 subscription revenue accounted for approximately 94% of our total revenue as compared to 90% and 86% for the years ended December 31, 2006 and 2005, respectively. The number of paying subscribers to our Web services and lead generation products drives subscription revenue as well as the subscription price that we charge for these services. The number of paying subscribers is affected both by the number of new customers we acquire in a given period and by the number of existing customers we retain during that period. We expect other sources of revenue to decline as a percentage of total revenue over time.

### *License Revenue*

We generate license revenue from the sale of perpetual licenses to use our software products. Our software products enable customers to build websites either for themselves or for others. License revenue consists of all fees earned from granting customers licenses to use our software products. Software may be delivered indirectly by a channel distributor, through download from our website, or directly to end users by us. We recognize license revenue from packaged products upon shipment to end-users. We consider delivery of licenses under electronic licensing agreements to have occurred when the related products are shipped and the end user has been electronically provided with the licenses and software activation keys that allow the end user to take immediate possession of the software. In periods during which we release new versions of our software, our license revenue is likely to be higher than in periods during which no new releases occur.

*Professional Services Revenue*

We also generate professional services revenue from custom website design and outsourced customer service and sales support. Our custom website design work is typically billed on a fixed price basis and over very short periods. Our outsourced customer service and sales support services are typically billed on an hourly basis.

**Cost of Revenue**

*Cost of Subscription Revenue*

Cost of subscription revenue primarily consists of expenses related to marketing fees we pay to companies with which we have strategic marketing relationships as well as compensation expenses related to our Web page development staff, directory listing fees, customer support costs, domain name and search engine registration fees, allocated overhead costs, billing costs, and hosting expenses. We allocate overhead costs such as rent and utilities to all departments based on headcount. Accordingly, general overhead expenses are reflected in each cost of revenue and operating expense category. As our customer base and Web services usage grows, we intend to continue to invest additional resources in our website development and support staff.

*Cost of License Revenue*

Cost of license revenue consists of costs attributable to the manufacture and distribution of the software, compensation expenses related to our quality assurance staff, as well as allocated overhead costs.

*Cost of Professional Services Revenue*

Cost of professional services revenue primarily consists of compensation expenses related to our Web page development staff and allocated overhead costs. We plan to add additional resources in this area to support the expected growth in our professional services and custom design functions.

**Operating Expenses**

*Sales and Marketing Expense*

Our largest direct marketing expense are the costs associated with the online marketing channels we use to acquire and promote our services. These channels include search marketing, affiliate marketing and online partnerships. Sales costs consist primarily of salaries and related expenses for our sales and marketing staff. Sales and marketing expenses also include commissions, marketing programs, including advertising, events, corporate communications, other brand building and product marketing expenses and allocated overhead costs.

We plan to continue to invest heavily in sales and marketing by increasing the number of direct sales personnel in order to add new subscription customers as well as increase sales of additional and new services and products to our existing customer base. Our investment in this area will also help us to expand our strategic marketing relationships, to build brand awareness, and to sponsor additional marketing events. We expect that, in the future, sales and marketing expenses will increase in absolute dollars and continue to be our largest indirect cost.

*Research and Development Expense*

Research and development expenses consist primarily of salaries and related expenses for our research and development staff, outsourced software development expenses, and allocated overhead costs. We have historically focused our research and development efforts on increasing the functionality of the technologies that enable our Web services and lead generation products. Our technology architecture enables us to provide all of our customers with a service based on a single version of the applications that serve each of our product offerings. As a result, we do not have to maintain multiple versions of our software, which enables us to have lower research and development expenses as a percentage of total revenue. We expect that, in the future, research and development expenses will increase in absolute dollars as we continue to upgrade and extend our service offerings and develop new technologies.

*General and Administrative Expense*

General and administrative expenses consist of salaries and related expenses for executive, finance, administration, and management information systems personnel, as well as professional fees, other corporate expenses, and allocated overhead costs. We expect that general and administrative expenses will increase in absolute dollars as we continue to add personnel to support the growth of our business.

*Depreciation and Amortization Expense*

Depreciation and amortization expenses relate primarily to our computer equipment, software, building and other intangible assets recorded due to the acquisitions we have completed.

**Critical Accounting Policies**

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, and expenses and related disclosure of contingent assets and liabilities. We review our estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are described in more detail in Note 1 to our consolidated financial statements included in this report, we believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our consolidated financial statements.

*Revenue Recognition*

We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 104 and other related generally accepted accounting principles.

We recognize revenue when all of the following conditions are satisfied: (1) there is persuasive evidence of an arrangement; (2) the service has been provided to the customer; (3) the amount of fees to be paid by the customer is fixed or determinable; and (4) the collection of our fees is probable.

Thus, we recognize subscription revenue on a daily basis, as services are provided. Customers are billed for the subscription on a monthly, quarterly, semi-annual, or annual basis, at the customer's option. For all of our customers, regardless of their billing method, subscription revenue is recorded as deferred revenue in the accompanying consolidated balance sheets. As services are performed, we recognize subscription revenue on a daily basis over the applicable service period. When we provide a free trial period, we do not begin to recognize subscription revenue until the trial period has ended and the customer has been billed for the services.

License revenue is derived from sales of software licenses directly to end-users as well as through value-added resellers and distributors. Software may be delivered indirectly by a distributor, through download from our website, or directly to end-users by our company. We recognize revenue generated by the distribution of software licenses directly by us in the form of a boxed software product or a digital download upon sale and delivery to the end-user. End-users who purchase a software license online pay for the license at the time of order. We do not offer extended payment terms or make concessions for software license sales. We recognize revenue generated from distribution agreements where the distributor has a right of return as the distributor sells and delivers software license product to the end-user. We recognize revenue from distribution agreements where no right of return exists when a licensed software product is shipped to the distributor. In arrangements where distributors pay us upon shipment of software product to end-customers, we recognize revenue upon payment by the distributor. We are not obligated to provide technical support in connection with software licenses and do not provide technical support services to our software license customers. Our revenue recognition policies are in compliance with Statement of Position, or SOP, 97-2 (as amended by SOP 98-4 and SOP 98-9), *Software Revenue Recognition*.

Professional services revenue is generated from custom website designs and outsourced customer service and sales support services. Our professional services revenue from contracts for custom website design is recorded using a proportional performance model based on labor hours incurred. The extent of progress toward completion is measured by the labor hours incurred as a percentage of total estimated labor hours to complete. Labor hours are the most appropriate measure to allocate revenue among reporting periods, as they are the primary input to the provision of our professional services.

We account for our multi-element arrangements, such as in the instances where we design a custom website and separately offer other services such as hosting and marketing, in accordance with Emerging Issues Task Force Issue 00-21, *Revenue Arrangements with Multiple Deliverables*. We identify each element in an arrangement and assign the relative fair value to each element. The additional services provided with a custom website are recognized separately over the period for which services are performed.

*Allowance for Doubtful Accounts*

In accordance with our revenue recognition policy, our accounts receivable are based on customers whose payment is reasonably assured. We monitor collections from our customers and maintain an allowance for estimated credit losses based on historical experience and specific customer collection issues. While credit losses have historically been within our expectations and the provisions established in our financial statements, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past. Because we have a large number of customers, we do not believe a change in liquidity of any one customer or our inability to collect from any one customer would have a material adverse impact on our consolidated financial position.

We also monitor failed direct debit billing transactions and customer refunds and maintain an allowance for estimated losses based upon historical experience. These provisions to our allowance are recorded as an adjustment to revenue. While losses from these items have historically been minimal, we cannot guarantee that we will continue to experience the same loss rates that we have in the past.

*Accounting for Stock-Based Compensation*

We record compensation expenses for our employee and director stock-based compensation plans based upon the fair value of the award in accordance with SFAS No. 123(R), *Share Based Payment*, which we adopted on January 1, 2006. Because we previously adopted the expense recognition provisions of SFAS No.123, *Accounting for Stock-Based Compensation,* the adoption of SFAS No.123(R) had no material impact on our financial statements. Stock-based compensation is amortized over the related vesting periods.

*Valuation at the Time of Grant.* We granted to our employees options to purchase common stock at exercise prices equal to the quoted market values of the underlying stock at the time of each grant. However, prior to November 2005, we valued the underlying stock at the time of each grant, as determined by our board of directors. Our board determined these values principally based upon valuations performed by management as well as arms-length transactions involving our common and preferred stock. We did not obtain contemporaneous valuations by an unrelated valuation specialist, because prior to December 2003, our efforts were focused on product and business development and the financial and managerial resources for doing so were limited. During and subsequent to December 2003, we completed several arms-length preferred stock and common stock transactions and believed that they represented the best indication of the fair value of our stock.

*Reassessment of Fair Value.* As described above, at the time we granted stock options, we believed that the per share exercise price of the shares of common stock subject to options represented the fair value of that stock as of the grant date. However, in connection with the preparation of the financial statements for our initial public offering (IPO) and solely for the purposes of accounting for employee stock-based compensation, we reconsidered the fair value of the equity awards. We noted that the fair value of the shares subject to the equity awards granted during this period, as determined by our board of directors, was less than the potential valuations implied by comparable company multiples that our underwriters were identifying for us in connection with our preparations for the offering. We believed we should not ignore the discrepancies in the valuations in determining the fair value of the equity awards.

In reassessing the fair value of the shares of common stock underlying the equity awards granted in 2005, our board of directors considered a combination of valuation methodologies, including income, market, and transaction approaches, that it believed was consistent with the practices recommended by the American Institute of Certified Public Accountant's Audit and Accounting Practice Aid Series Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the practice aid.

We employed each of the market and income approaches as set forth in the practice aid for grants made on April 6, 2005, June 15, 2005 and August 9, 2005, which were the dates on which we made the most significant option grants in the respective quarters. We concluded that the income approach yielded the best estimate of fair value during the period from January 2005 through August 2005.

In applying this reassessment methodology to value the shares of common stock underlying the awards granted during 2005, our board grouped the awards into categories based on chronology: awards granted in January 2005 through May 2005 and awards granted in June 2005 through August 2005.

*Equity awards granted in January 2005 through May 2005.* For equity awards granted in January 2005 through May 2005, our board determined that the income approach yielded the best estimate of fair value. We employed the discounted cash flow method as described in the practice aid based upon financial models reviewed by our board of directors and underlying a 11-year cash flow forecast. We determined the appropriate discount rate by considering our stage of development, venture capital portfolio return, and weighted average cost of capital studies outlined in the practice aid, as well as our own independent calculations of weighted-average cost of capital. We prepared a cash flow analysis using a discount rate of 22.5%.

*Equity awards granted in June 2005 through August 2005.* For equity awards granted between June 2005 and August 2005, using the income approach described above, we prepared similar discounted cash flow analyses using a discount rate of 21% for June 2005 and 20.5% for July and August 2005. Based upon our continued performance and advancement of our registration process, we determined that a decrease in the discount rate from 22.5% was warranted.

For equity awards granted after November 2005, we valued the fair value of each option award, on the date of the grant, using the Black Scholes option valuation model.

The table below summarizes our options granted during the years ended December 31, 2005, 2006, and 2007:

| Month | Number of Shares | Exercise Price Per Share | Fair Value Per Share |
|---|---|---|---|
| April 2005 | 728,799 | 9.00 | 7.10 |
| April 2005 | 73,241(1) | 4.50 | 7.10 |
| May 2005 | 82,200 | 9.00 | 7.10 |
| June 2005 | 47,199 | 9.60 | 8.25 |
| July 2005 | 5,700 | 10.10 | 8.90 |
| August 2005 | 98,400 | 10.65 | 8.90 |
| November 2005 | 76,674 | 10.01 | 10.01 |
| November 2005 | 160,000 | 10.00 | 10.00 |
| December 2005 | 17,200 | 8.70 | 8.70 |
| January 2006 | 120,000 | 10.90 | 10.90 |
| January 2006 | 39,000 | 10.38 | 10.38 |
| February 2006 | 155,000 | 11.25 | 11.25 |
| March 2006 | 16,000 | 14.05 | 14.05 |
| April 2006 | 10,000 | 11.45 | 11.45 |
| May 2006 | 70,000 | 11.64 | 11.64 |
| July 2006 | 20,400 | 10.00 | 10.00 |
| October 2006 | 302,350 | 10.98 | 10.98 |
| January 2007 | 568,500 | 8.92 | 8.92 |
| March 2007 | 235,250 | 8.90-8.92 | 8.90-8.92 |
| April 2007 | 83,800 | 9.01 | 9.01 |
| May 2007 | 52,500 | 8.70 | 8.70 |
| July 2007 | 43,900 | 10.18 | 10.18 |
| September 2007 | 2,424,558(2) | 2.77-193.02 | 5.61 |
| October 2007 | 615,750 | 10.20-10.52 | 10.20-10.52 |
| | 6,046,421 | | |

(1) Consists of options assumed by us in connection with the LEADS.com acquisition.

(2) Consists of options assumed by us in connection with the Web.com acquisition.

*Goodwill and Intangible Assets*

In accordance with Statement of Financial Accounting Standards No. 142 *Goodwill and Other Intangible Assets*, we periodically evaluate goodwill and indefinite lived intangible assets for potential impairment. We test for the impairment of goodwill and indefinite lived intangible assets annually, and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of goodwill or indefinite lived intangible assets below its carrying amount. Other intangible assets include, among other items, customer relationships, developed technology and non-compete agreements, and they are amortized using the straight-line method over the periods benefited, which is up to eight years. Other intangible assets represent long-lived assets and are assessed for potential impairment whenever significant events or changes occur that might impact recovery of recorded costs. While we believe it is unlikely that any significant changes to the useful lives of our tangible and intangible assets will occur in the near term, rapid changes in technology or changes in market conditions could result in revisions to such estimates that could materially affect the carrying value of these assets and our future operating results. See Note 7 "Goodwill and Intangible Assets" in the consolidated financial statements for additional information on goodwill and intangible assets.

*Accounting for Purchase Business Combinations*

All of our acquisitions were accounted for as purchase transactions, and the purchase price was allocated to the assets acquired and liabilities assumed based on the fair value of the assets acquired and liabilities assumed. The excess of the purchase price over the fair value of net assets acquired or net liabilities assumed, was allocated to goodwill. The fair value of amortizable intangibles, primarily consisting of customer relationships, non-compete agreements, trade names, and developed technology, was determined using valuation studies performed by an independent third-party valuation expert.

In connection with the Web.com acquisition and Submitawebsite. Inc. asset acquisition, we recorded intangible assets of $63.5 million and goodwill of $75.5 million. These intangible assets are being amortized over periods ranging from 14 months to seven years, with the exception of the trade name intangible assets that have an indefinite life.

We are continuing to evaluate the Web.com business operations and based on the decision of management, we may incur additional restructuring costs in the future.

*Provision for Income Taxes*

We recognize deferred tax assets and liabilities on differences between the book and tax basis of assets and liabilities using currently effective tax rates. Further, deferred tax assets are recognized for the expected realization of available net operating loss carry forwards. A valuation allowance is recorded to reduce a deferred tax asset to an amount that we expect to realize in the future. We review the adequacy of the valuation allowance on an ongoing basis and recognize these benefits if a reassessment indicates that it is more likely than not that these benefits will be realized. In addition, we evaluate our tax contingencies on an ongoing basis and recognize a liability when we believe that it is probable that a liability exists and that the liability is measurable.

In accordance with SFAS No. 109 *Accounting for Income Taxes*, we annually evaluate the need for a valuation allowance on its deferred tax assets. As a result of this evaluation, we determined no adjustment to the valuation allowance was necessary other than for certain deferred taxes acquired in the Web.com transaction. We recognized tax benefits of $3.2 million in 2006, which was recorded as an income tax benefit.

### Results of Operations

The following table presents our selected consolidated statement of operations data for the periods indicated (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Revenue: | | | |
| Subscription | $77,676 | $46,789 | $32,574 |
| License | 2,437 | 3,585 | 3,858 |
| Professional services | 2,408 | 1,667 | 1,338 |
| Total revenue | 82,521 | 52,041 | 37,770 |
| Cost of revenue (excluding depreciation and amortization shown separately below): | | | |
| Subscription | 32,381 | 20,534 | 15,058 |
| License | 751 | 958 | 1,013 |
| Professional services | 1,299 | 1,421 | 1,085 |
| Total cost of revenue | 34,431 | 22,913 | 17,156 |
| Gross profit | 48,090 | 29,128 | 20,614 |
| Operating expenses: | | | |
| Sales and marketing | 19,308 | 12,511 | 9,731 |
| Research and development | 5,075 | 2,256 | 1,895 |
| General and administrative | 16,513 | 9,652 | 6,840 |
| Restructuring charges | 243 | — | — |
| Depreciation and amortization | 5,454 | 1,712 | 1,723 |
| Total operating expenses | 46,593 | 26,131 | 20,189 |
| Income from operations | 1,497 | 2,997 | 425 |
| Interest, net | 1,938 | 2,400 | 402 |
| Income before income taxes | 3,435 | 5,397 | 827 |
| Income tax (expense) benefit | (2,077) | 3,200 | — |
| Net income | 1,358 | 8,597 | 827 |

The following table sets forth, for each component of revenue, the cost of the revenue expressed as a percentage of the related revenue for each of the periods indicated:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Cost of subscription revenue | 42% | 44% | 46% |
| Cost of license revenue | 31 | 27 | 26 |
| Cost of professional services revenue | 54 | 85 | 81 |

### Comparison of Years Ended December 31, 2007 and 2006

Total revenue increased 59% to $82.5 million in the year ended December 31, 2007 from $52.0 million in the year ended December 31, 2006.

*Subscription Revenue.* Subscription revenue increased 66% to $77.7 million in the year ended December 31, 2007 from $46.8 million in the year ended December 31, 2006. Subscription revenue increased $30.9 million over the prior year, which was a result of an increase in customers due to our acquisitions in 2006 and 2007, an increase in customers unrelated to acquisitions, and an increase in the average revenue per customer. Specifically, our subscription revenue increased by $26.3 million over the prior year as a result of our acquisitions in 2006 and 2007. Subscription revenue increased approximately $2.1 million due to an increase in our customer base from approximately 74,000 as of December 31, 2006 to approximately 263,000 as of December 31, 2007, of which approximately 173,000 can be attributed to pre-acquisition Web.com and Submitawebsite. The increase in our average revenue per customer over the prior year resulted in additional revenues of approximately $2.5 million.

The average monthly turnover decreased to 4.8% in the year ended December 31, 2007 from 5.7% in the year ended December 31, 2006. The average monthly turnover for the year ended December 31, 2007 included customers obtained in our recent acquisitions.

*License Revenue.* License revenue decreased 32% to $2.4 million in the year ended December 31, 2007 from $3.6 million in the year ended December 31, 2006. This decrease was primarily attributable to the timing of the version release and the natural life cycle of the product, which resulted in less units being sold during the year ended December 31, 2007.

*Professional Services Revenue.* Professional services revenue increased 44% to $2.4 million in the year ended December 31, 2007 from $1.7 million in the year ended December 31, 2006. Professional services revenue increased approximately $1.4 million due to additional revenue resulting from our acquisitions in 2006 and 2007, which was partially offset by the attrition of two of our channel partners who previously supplied us with leads for potential customers.

*Cost of Revenue*

*Cost of Subscription Revenue.* Cost of subscription revenue increased 58% to $32.4 million in the year ended December 31, 2007 from $20.5 million in the year ended December 31, 2006. The increase in the cost of subscription revenue of approximately $11.9 million was primarily the result of the costs associated with the increase in our subscriber base since December 31, 2006. More specifically, during the year ended December 31, 2007, we incurred additional costs of approximately $10.3 million related to the additional subscription revenue associated with customers acquired as part of our cquisitions in 2006 and 2007. In addition, an increase of $1.0 million was due to increased employee compensation and benefits expense. Further, gross margin on subscription revenue increased to 58% for the year ended December 31, 2007 as compared to the year ended December 31, 2006.

*Cost of License Revenue.* Cost of license revenue decreased 22% to $751 thousand in the year ended December 31, 2007 from $958 thousand in the year ended December 31, 2006. The decrease in the cost of license revenue was primarily attributable to the timing of the Fusion version release and the natural life cycle of the Fusion product.

*Cost of Professional Services Revenue.* Cost of professional services revenue decreased 9% to $1.3 million in the year ended December 31, 2007 from $1.4 million in the year ended December 31, 2006. The decrease in the cost of professional services revenue was primarily the result of the costs associated with the related decrease in revenue due to the attrition of two of our channel partners, which was partially offset by the costs associated with our outsourced call center and search engine optimization professional services acquired through our acquisitions in 2006 and 2007. Gross margin on professional services revenue increased to 46% from 15% for the year ended December 31, 2007 as compared to the year ended December 31, 2006.

*Operating Expenses*

*Sales and Marketing Expenses.* Sales and marketing expenses increased 54% to $19.3 million, or 23% of total revenue, during the year ended December 31, 2007 from $12.5 million, or 24% of total revenue, during the year ended December 31, 2006. An increase of $4.3 million in expense was attributable to the addition of sales and marketing resources in connection with our acquisitions during 2006 and 2007. In addition, an increase of $2.0 million was due to increased employee compensation and benefits expense.

*Research and Development Expenses.* Research and development expenses increased 125% to $5.1 million, or 6% of total revenue, during the year ended December 31, 2007 from $2.3 million, or 4% of total revenue, during the year ended December 31, 2006. This was primarily due to an increase of $2.3 million in additional research and development resources associated with our acquisitions in 2006 and 2007.

*General and Administrative Expenses.* General and administrative expenses increased 71% to $16.5 million, or 20% of total revenue, during the year ended December 31, 2007 from $9.7 million, or 19% of total revenue, during the year ended December 31, 2006. Due to our acquisitions in 2006 and 2007, there was an increase of approximately $4.4 million of additional general and administrative expenses over the prior period. In addition, an increase of $2.1 million was due to increased employee compensation and benefits expense. In general, stock compensation in the year ended December 31, 2007 increased by $768 thousand over the prior year due to the increase in the number of stock options issued to employees.

*Restructuring charges.* During the year ended December 31, 2007, the Company restructured its organization by terminating six employees and closing facilities in Los Angeles, California and Seneca Falls, New York. The Company accrued expenses of $243 thousand for these restructuring costs.

*Depreciation and Amortization Expense.* Depreciation and amortization expense increased 219% to $5.5 million, or 7% of total revenue, during the year ended December 31, 2007 from $1.7 million, or 3% of total revenue, during the year ended December 31, 2006. Amortization expense increased to $3.8 million during the year ended December 31, 2007 from $900 thousand in the prior year due to the increase in definite-lived intangible assets as a result of our mergers and acquisitions in 2006 and 2007. Depreciation expense increased to $1.7 million during the year ended December 31, 2007 from $812 thousand in the prior year due to the increase in fixed assets purchased and acquired as a result of our acquisitions.

*Net Interest Income.* Net interest income decreased 19% to $1.9 million, or 2% of total revenue, during the year ended December 31, 2007 from $2.4 million, or 5% of total revenue, during the year ended December 31, 2006. The decrease in interest income was due to the reduced average cash balances available to invest in money market funds as a result of our recent acquisitions.

*Income tax (expense) benefit.* During the year ended December 31, 2007, income tax expense increased to $2.1 million from a benefit of $3.2 million for the year ended December 31, 2006. This increase in expense is due to the release in 2006 of a portion of our valuation allowance on our deferred tax assets. The Company's tax rate in 2007 was approximately 60.2% due to the effect of non-deductible expenses associated with incentive stock options.

**Comparison of Years Ended December 31, 2006 and 2005**

Total revenue increased 38% to $52.0 million in the year ended December 31, 2006 from $37.8 million in the year ended December 31, 2005.

*Subscription Revenue.* Subscription revenue increased 44% to $46.8 million in the year ended December 31, 2006 from $32.6 million in the year ended December 31, 2005. The majority of the increase of subscription revenue over the prior year was due to an increase in customer base, an increase in average revenue per customer resulting from price changes and increases in revenue due to our most recent acquisitions. Subscription revenue increased approximately $9.5 million due to an increase in our customer base from approximately 51,000 as of December 31, 2005 to approximately 74,000 as of December 31, 2006, of which approximately 14,000 subscribers can be attributed to our most recent acquisitions. The remaining increase in our total subscriber base can be primarily attributed to an increase in outbound telesales staff to 183 as of December 31, 2006 from 163 as of December 31, 2005. The increase in our average revenue per customer over the prior year resulted in additional revenues of approximately $3.2 million. In addition, the increase in subscription revenue includes a full year of revenue attributable to our Leads.com product offering during 2006 as compared to approximately nine-months of related revenue during 2005, the year of the acquisition, which resulted in approximately $1.5 million of additional revenue.

The consolidated average monthly turnover decreased to 5.7% in the year ended December 31, 2006 from 6.0% in the year ended December 31, 2005, which also had a positive impact on our total subscriber base and our net subscriber additions. We believe that this improvement in monthly turnover was the result of better customer service and the increased effectiveness and breadth of our services. Monthly turnover, excluding acquisitions, would have been 5.8% in the year ended December 31, 2006.

*License Revenue.* License revenue decreased 7% to $3.6 million in the year ended December 31, 2006 from $3.9 million in the year ended December 31, 2005. This decrease was primarily attributable to the later release of our NetObjects Fusion version 10.0 compared to the timing of the release of version 9.0 in the prior year.

*Professional Services Revenue.* Professional services revenue increased 25% to $1.7 million in the year ended December 31, 2006 from $1.3 million in the year ended December 31, 2005. This increase was due to the revenue growth of our custom website development programs that increased professional services revenue approximately $177 thousand in the year ended December 31, 2006. In addition, professional services revenue increased approximately $152 thousand due to the outsourced call center services acquired through our recent acquisitions made during the year.

*Cost of Revenue*

*Cost of Subscription Revenue.* Cost of subscription revenue increased 36% to $20.5 million in the year ended December 31, 2006 from $15.1 million in the year ended December 31, 2005. The increase in the cost of subscription revenue of approximately $5.4 million was primarily the result of the costs associated with the increase in our subscriber base during the year ended December 31, 2006. More specifically, during the year ended December 31, 2006, we incurred additional costs of approximately $3.7 million related to the additional subscription revenue from our acquisitions in April 2005 and September 2006. In addition, due to our increased headcount of 205 as of December 31, 2006 from 142 as of December 31, 2005 (with 43 of such personnel related to acquisitions during 2006), our employee compensation expenses increased approximately $794 thousand. Lastly, gross margin increased on subscription revenue to 56% for the year ended December 31, 2006 from 55% for the year ended December 31, 2005, as we continue to leverage our website development and customer support costs over a growing base of subscribers.

*Cost of License Revenue.* Cost of license revenue decreased 5% to $958 thousand in the year ended December 31, 2006 from $1.0 million in the year ended December 31, 2005. The decrease in the cost of license revenue for the year ended December 31, 2006 was due primarily to the decrease in license revenue in the year ended December 31, 2006 compared to the year ended December 31, 2005.

*Cost of Professional Services Revenue.* Cost of professional services revenue increased 31% to $1.4 million in the year ended December 31, 2006 from $1.1 million in the year ended December 31, 2005. An increase in the cost of professional services of approximately $120 thousand was due to increased payroll and subcontractor expenses. In addition, the costs associated with the increase of the outsourced call center services acquired through our recent acquisitions were $142 thousand. The gross margin on professional service revenue decreased to 15% for the year ended December 31, 2006 as compared to 19% for the year ended December 31, 2005. This was caused by an increase in consulting and payroll related costs associated with the development of new products to be sold in future periods. The lower margin associated with the outsourced call center services acquired through our acquisitions also contributed to the decrease in gross margin.

*Operating Expenses*

*Sales and Marketing Expenses.* Sales and marketing expenses increased 29% to $12.5 million, or 24% of total revenue, during the year ended December 31, 2006 from $9.7 million, or 26% of total revenue, during the year ended December 31, 2005. An increase of sales and marketing expenses of $1.2 million was due to increased employee compensation and benefits expense related to the increase in headcount to 332 as of December 31, 2006 from 203 as of December 31, 2005 (with 37 of such personnel related to acquisitions during 2006). In addition, increases of $1.4 million in sales and marketing expense were attributable to the addition of sales and marketing resources in connection with our acquisitions.

*Research and Development Expenses.* Research and development expenses increased 19% to $2.3 million, or 4% of total revenue, during the year ended December 31, 2006 from $1.9 million, or 5% of total revenue, during the year ended December 31, 2005. The increase was primarily due to an increase of $351 thousand in additional research and development resources associated with our acquisitions.

*General and Administrative Expenses.* General and administrative expenses increased 41% to $9.7 million, or 19% of total revenue, during the year ended December 31, 2006 from $6.8 million, or 18% of total revenue, during the year ended December 31, 2005. An increase in general and administrative expenses of $500 thousand was due to employee compensation and benefits related to the increase in headcount to 47 at December 31, 2006 from 30 at December 31, 2005 (with 11 of such personnel related to acquisitions during 2006). In addition, there was an additional $942 thousand related to stock compensation expense in the year ended 2006 than in the prior year due to the increase in the average price per share. Due to our recent acquisitions, there was an increase of approximately $900 thousand of additional general and administrative expenses over the prior year. In addition, general and administrative expenses have increased by approximately $300 thousand due to the additional expenses and fees associated with the reporting and other obligations of being a public company.

*Depreciation and Amortization Expense.* Depreciation and amortization expense remained unchanged at $1.7 million, or 3% of total revenue, during the year ended December 31, 2006 from $1.7 million, or 5% of total revenue, during the year ended December 31, 2005. Amortization expense decreased to $900 thousand during the year ended December 31, 2006 from $1.2 million for the prior year due to the customer relationship intangible asset from an acquisition in 2005 being completely amortized at the beginning of the fiscal year. Depreciation expense increased to $812 thousand during the year ended December 31, 2006 from $567 thousand for the prior year due to the increase in fixed assets purchased and acquired in the acquisitions in 2006.

*Net Interest Income.* Net interest income increased 497% to $2.4 million, or 5% of total revenue, during the year ended December 31, 2006 from $402 thousand, or 1% of total revenue, during the year ended

December 31, 2005. The increase in interest income was due to the investing of proceeds from our public offerings in money market funds during the year ended December 31, 2006.

*Income tax benefit.* During the year ended December 31, 2006, the Company reevaluated the need for a full valuation allowance on its deferred tax assets as a result of cumulative profits generated in the most recent three-year period as well as other positive evidence. As a result of this evaluation, the Company recognized a net tax benefit of $3.2 million. There was no release of the deferred tax asset valuation allowance during the year ended December 31, 2005.

**Liquidity and Capital Resources**

As of December 31, 2007, we had $29.7 million of unrestricted cash and cash equivalents and $16.5 million in working capital, as compared to $42.2 million of cash and cash equivalents and $39.5 million in working capital as of December 31, 2006. Subsequent to year end, $4.5 million of restricted investments became unrestricted and available for general corporate purposes.

Net cash provided by operations for the year ended December 31, 2007 increased 58%, or $3.8 million, to $10.2 million from $6.5 million for the year ended December 31, 2006. This increase was principally due to improved operating performance, which was reflected in a 59% increase in revenue that resulted in $3.4 million of net income before income taxes, while non-cash stock compensation, amortization and depreciation expense totaled $3.6 million and $5.5 million, respectively. The increase in cash provided by operations was further driven by an increase in accounts payable and accrued expenses of $3.5 million and in accounts receivable of $1.1 million.

Net cash used in investing activities in the year ended December 31, 2007 was $23.7 million as compared to $22.0 million in the year ended December 31, 2006. During the year ended December 31, 2007, pursuant to the Web.com acquisition agreement, we paid approximately $27.0 million in cash acquisition consideration and expenses, which was partially offset by the receipt of $11.8 million of Web.com's unrestricted cash and cash equivalents upon completion of the acquisition. On March 31, 2007, we made cash payments to acquire substantially all of the assets and select liabilities of Submitawebsite, Inc. totaling approximately $2.1 million, including acquisition expenses. In addition, we made cash payments totaling $1.0 million due to contingent conditions being fulfilled in accordance with the Renex, Inc. purchase agreement. Other investing activities during 2007 consisted of the purchase of approximately $3.8 million of fixed assets, including a building in Spokane, Washington for approximately $2.4 million, and domain names for approximately $2.1 million. During the year ended December 31, 2006, we made cash payments to acquire substantially all of the assets and select liabilities of 1ShoppingCart.com and Renex totaling approximately $20.5 million, including acquisition expenses. In addition, we purchased fixed assets of approximately $1.5 million.

Net cash provided by financing activities in the year ended December 31, 2007 was $1.0 million as compared to $1.9 million for the year ended December 31, 2006. During the year ended December 31, 2007, employees exercised stock options generating $2.8 million in proceeds. In addition, we reduced our debt obligations by $1.4 million. During the year ended December 31, 2006, we completed a secondary offering and employees exercised stock options, which generated proceeds of approximately $1.0 million and $940 thousand, respectively.

**Contractual Obligations and Commitments**

Our principal commitments consist of obligations under leases for office space (operating) and notes payable for purchase of the LEADS.com domain name and the obligation assumed from the merger with Web.com. The following summarizes our long-term contractual obligations as of December 31, 2007 (in thousands):

| | | Payment Due by Period | | | | | |
|---|---|---|---|---|---|---|---|
| Contractual Obligations | Total | 2008 | 2009 | 2010 | 2011 | 2012 | thereafter |
| Operating lease obligations(1) | $27,120 | $2,920 | $3,824 | $2,976 | $2,044 | $2,044 | $13,312 |
| Capital lease obligations | $ 1 | $ 1 | $ — | $ — | $ — | $ — | $ — |
| Note payable | $ 1,245 | $1,186 | $ 59 | $ — | $ — | $ — | $ — |

(1) Operating lease obligations are shown net of sublease rentals for the amounts related to each period presented.

### Summary

Our future capital uses and requirements depend on numerous forward-looking factors. These factors include but are not limited to the following:

- the costs involved in the expansion of our customer base;
- the costs involved with investment in our servers, storage and network capacity;
- the costs associated with the expansion of our domestic and international activities;
- the costs involved with our research and development activities to upgrade and expand our service offerings; and
- the extent to which we acquire or invest in other technologies and businesses.

We believe that our existing cash and cash equivalents will be sufficient to meet our projected operating requirements for at least the next 12 months, including our sales and marketing expenses, research and development expenses, capital expenditures, and any acquisitions or investments in complementary businesses, services, products or technologies. As of December 31, 2007 and 2006, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

## Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

*Foreign Currency Exchange Risk*

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Euro and the Canadian Dollar. We will analyze our exposure to currency fluctuations and may engage in financial hedging techniques in the future to reduce the effect of these potential fluctuations. We have not entered into any hedging contracts since exchange rate fluctuations have had little impact on our operating results and cash flows. The majority of our subscription agreements are denominated in U.S. dollars. To date, our foreign sales have been primarily in Euros. Sales to customers domiciled outside the United States were approximately 2% of our total revenue in each of the years ended December 31, 2007 and 2006. Sales in Germany represented approximately 62% and 61% of our international revenue in the years ended December 31, 2007 and 2006, respectively.

*Interest Rate Sensitivity*

We had unrestricted cash and cash equivalents totaling $29.7 million and $42.2 million at December 31, 2007 and 2006, respectively. These amounts were invested primarily in money market funds. The unrestricted cash, cash equivalents and short-term marketable securities are held for working capital purposes. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these investments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Declines in interest rates, however, will reduce future investment income.

**Item 8. Financial Statements and Supplementary Data.**

**Quarterly Results of Operations**

The following tables set forth selected unaudited quarterly consolidated statement of operations data for the eight most recent quarters. The information for each of these quarters has been prepared on the same basis as the audited consolidated financial statements included in this prospectus and, in the opinion of management, includes all adjustments necessary for the fair presentation of the results of operations for such periods. This data should be read in conjunction with the audited consolidated financial statements and the related notes included in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for any future period.

| | Three Months Ended | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Mar 31, 2007 | Jun 30, 2007 | Sept 30, 2007 | Dec 31, 2007 | Mar 31, 2006 | Jun 30, 2006 | Sept 30, 2006 | Dec 31, 2006 |
| | (in thousands) | | | | | | | |
| Total revenue | $16,424 | $17,401 | $17,816 | $30,880 | $11,613 | $12,037 | $12,039 | $16,352 |
| Total cost of revenue | 7,414 | 7,764 | 7,661 | 11,592 | 5,089 | 5,190 | 5,382 | 7,252 |
| Gross profit | 9,010 | 9,637 | 10,155 | 19,288 | 6,524 | 6,847 | 6,657 | 9,100 |
| Total operating expenses | 8,314 | 9,092 | 9,349 | 19,838 | 6,054 | 6,116 | 5,984 | 7,977 |
| Income (loss) from operations | 696 | 545 | 806 | (550) | 470 | 731 | 673 | 1,123 |
| Net income (loss) | 632 | 551 | 392 | (217)(2) | 1,021 | 1,357 | 1,383 | 4,836(1) |
| Net income (loss) per common share: | | | | | | | | |
| Basic | $ .04 | $ .03 | $ .02 | $ (.01) | $ .06 | $ .08 | $ .08 | $ .28(1) |
| Diluted | .03 | .03 | .02 | (.01) | .05 | .07 | .07 | .25(1) |

(1) Included in the net income for the three months ended December 31, 2006 is a tax benefit of $3.2 million, which was the result of a reduction in the deferred tax asset valuation allowance.

(2) Reflects an increase of non-cash expenses for amortization of intangibles, due to the acquisition of Web.com, and incentive compensation of $2.2 million and $1.2 million, respectively.

**Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.**

None.

## Item 9A. Controls and Procedures.

### Evaluation of disclosure controls and procedures.

Based on their evaluation as of December 31, 2007, our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) were sufficiently effective to ensure that the information required to be disclosed by us in this Form 10-K was recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

### Management's Report on Internal Control over Financial Reporting.

The management of Website Pros, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. The Company's internal control over financial reporting is designed to provide reasonable assurance, based on an appropriate cost-benefit analysis, regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework.* Based on management's assessment and those criteria, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2007.

Management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting the internal controls of Web.com and Submitawebsite, Inc., which are included in the Company's 2007 consolidated financial statements and constituted $130.7 million and $105.3 million of total and net assets, respectively, as of December 31, 2007 and $15.7 million and $337 thousand of revenues and net income, respectively, for the year then ended. Management's audit of internal control over the Company's financial reporting also did not include and evaluation of the internal control over financial reporting of Web.com or Submitawebsite, Inc.

The Company's independent registered public accounting firm, Ernst & Young LLP, has issued an audit report on the effectiveness of the Company's internal control over financial reporting.

**Report of Independent Registered Public Accounting Firm**

**The Board of Directors and Shareholders of Website Pros, Inc.**

We have audited Website Pros Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Website Pros' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Web.com or Submitawebsite, Inc., which are included in the 2007 consolidated financial statements of Website Pros, Inc. and constituted $130.7 million and $105.3 million of total and net assets, respectively, as of December 31, 2007 and $15.7 million and $337 thousand of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of Website Pros, Inc. also did not include and evaluation of the internal control over financial reporting of Web.com or Submitawebsite, Inc.

In our opinion, Website Pros, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2007 consolidated financial statements of Website Pros, Inc. and our report dated March 4, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Independent Certified Public Accountants

Jacksonville, Florida
March 4, 2008

**Changes in internal control over financial reporting.**

There were no changes in our internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f)) during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

**Item 9B. Other Information.**

None.

## PART III

### Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this item, including such information regarding our directors and executive officers and compliance with Section 16(a) of the Securities Exchange act of 1934, is incorporated herein by reference from the Proxy Statement. We have adopted a written code of ethics that applies to our principal executive officer, principal financial officer and principal accounting officer, or persons performing similar functions. The code of ethics is posted on our website at http://ir.websitepros.com/sec.cfm. Amendments to, and waivers from, the code of ethics that applies to any of these officers, or persons performing similar functions, and that relates to any element of the code of ethics definition enumerated in Item 406(b) of Regulation S-K, will be disclosed at the website address provided above and, to the extent required by applicable regulations, on a current report on Form 8-K.

### Item 11. Executive Compensation.

The information required by this item is incorporated herein by reference from the section entitled "Executive Compensation" in the Proxy Statement.

### Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item is incorporated herein by reference from the sections entitled "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in the Proxy Statement.

### Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is incorporated herein by reference from the section entitled "Certain Relationships and Related Transactions" in the Proxy Statement.

### Item 14. Principal Accounting Fees and Services.

The information required by this item is incorporated herein by reference from the section entitled "Ratification of Selection of Independent Registered Public Accounting Firm" in the Proxy Statement.

## PART IV

**Item 15. Exhibits, Financial Statement Schedules.**

The following documents are filed as part of this Form 10-K:

**1. Financial Statements**

## INDEX TO FINANCIAL STATEMENTS

**Report of Independent Registered Public Accounting Firm**

Board of Directors and Shareholders
Website Pros, Inc.

We have audited the accompanying consolidated balance sheets of Website Pros, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity (deficit) and convertible redeemable preferred stock, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Website Pros, Inc. at December 31, 2007 and 2006 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the Standards of the Public Company Accounting Oversight Board (United States), Website Pros, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 4, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Independent Certified Public Accountants

Jacksonville, Florida
March 4, 2008

**Website Pros, Inc.**
**Consolidated Balance Sheets**
**(In thousands)**

| | December 31, 2007 | December 31, 2006 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 29,746 | $ 42,155 |
| Restricted investments | 4,805 | — |
| Accounts receivable, net of allowance of $791 and $280 thousand, respectively | 6,792 | 4,202 |
| Inventories, net of reserves of $67 and $48, respectively | 26 | 69 |
| Prepaid expenses | 4,248 | 616 |
| Prepaid marketing fees and other current assets | 964 | 986 |
| Deferred taxes | 1,723 | 531 |
| Total current assets | 48,304 | 48,559 |
| Restricted investments | 1,675 | — |
| Property and equipment, net | 7,153 | 2,337 |
| Goodwill | 107,933 | 31,587 |
| Intangible assets, net | 69,422 | 7,590 |
| Deferred taxes | — | 2,669 |
| Other assets | 526 | 618 |
| Total assets | $235,013 | $ 93,360 |
| **Liabilities and stockholders' equity** | | |
| Current liabilities: | | |
| Accounts payable | $ 2,445 | $ 920 |
| Accrued expenses | 8,686 | 2,884 |
| Accrued restructuring costs and other reserves | 10,484 | — |
| Deferred revenue | 8,501 | 4,594 |
| Accrued marketing fees | 279 | 378 |
| Notes payable, current | 1,186 | 95 |
| Obligations under capital leases, current | 1 | 52 |
| Other liabilities | 197 | 102 |
| Total current liabilities | 31,779 | 9,025 |
| Accrued rent expense | 105 | 158 |
| Deferred revenue | 147 | — |
| Notes payable, long term | 59 | 162 |
| Obligations under capital leases, long-term | — | 32 |
| Accrued restructuring costs and other reserves | 3,116 | — |
| Deferred tax liabilities, long-term | 3,351 | — |
| Other long-term liabilities | 25 | 27 |
| Total liabilities | 38,582 | 9,404 |
| Stockholders' equity: | | |
| Common stock, $0.001 par value; 150,000,000 shares authorized, 27,472,686 and 17,331,626 shares issued and outstanding at December 31, 2007 and 2006 | 27 | 17 |
| Additional paid-in capital | 254,208 | 143,101 |
| Accumulated deficit | (57,804) | (59,162) |
| Total stockholders' equity | 196,431 | 83,956 |
| Total liabilities and stockholders' equity | $235,013 | $ 93,360 |

*See accompanying notes to consolidated financial statements.*

**Website Pros, Inc.**
**Consolidated Statements of Operations**
**(In thousands, except per share amounts)**

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Revenue: | | | |
| Subscription | $77,676 | $46,789 | $32,574 |
| License | 2,437 | 3,585 | 3,858 |
| Professional services | 2,408 | 1,667 | 1,338 |
| Total revenue | 82,521 | 52,041 | 37,770 |
| Cost of revenue (excluding depreciation and amortization shown separately below): | | | |
| Subscription(a) | 32,381 | 20,534 | 15,058 |
| License | 751 | 958 | 1,013 |
| Professional services | 1,299 | 1,421 | 1,085 |
| Total cost of revenue | 34,431 | 22,913 | 17,156 |
| Gross profit | 48,090 | 29,128 | 20,614 |
| Operating expenses: | | | |
| Sales and marketing(a) | 19,308 | 12,511 | 9,731 |
| Research and development(a) | 5,075 | 2,256 | 1,895 |
| General and administrative(a) | 16,513 | 9,652 | 6,840 |
| Restructuring charges | 243 | — | — |
| Depreciation and amortization | 5,454 | 1,712 | 1,723 |
| Total operating expenses | 46,593 | 26,131 | 20,189 |
| Income from operations | 1,497 | 2,997 | 425 |
| Other income: | | | |
| Interest income, net | 1,938 | 2,400 | 402 |
| Total other income | 1,938 | 2,400 | 402 |
| Income before income tax | 3,435 | 5,397 | 827 |
| Income tax (expense) benefit | (2,077) | 3,200 | — |
| Net income | 1,358 | 8,597 | 827 |
| Preferred stock dividends | — | — | (1,156) |
| Net income (loss) attributable to common stockholders | $ 1,358 | $ 8,597 | $ (329) |
| Basic net income (loss) attributable per common share | $ 0.07 | $ 0.51 | $ (0.05) |
| Diluted net income (loss) attributable per common share | $ 0.06 | $ 0.44 | $ (0.05) |
| Basic weighted average common shares outstanding | 19,802 | 16,778 | 6,222 |
| Diluted weighted average common shares outstanding | 22,224 | 19,430 | 6,222 |
| **(a) Stock based compensation included above** | | | |
| Subscription (cost of revenue) | $ 244 | $ 137 | $ 55 |
| Sales and marketing | 774 | 365 | 127 |
| Research and development | 312 | 222 | 139 |
| General and administrative | 2,238 | 1,309 | 474 |
| | $ 3,568 | $ 2,033 | $ 795 |

See accompanying notes to consolidated financial statements.

## Website Pros, Inc.
## Consolidated Statements of Stockholders' Equity (Deficit) and Convertible Redeemable Preferred Stock
## (In thousands, except share amounts)

| | Convertible Redeemable Preferred Stock | | Stockholders' Equity (Deficit) | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Series A Convertible Preferred Stock | Series B Convertible Preferred Stock | Common Stock Shares | Common Stock Amount | Treasury Stock Amount | Additional Paid-In Capital | Accumulated Deficit | Total Stockholders' Equity (Deficit) |
| Balance, December 31, 2004 | 17,454 | — | 5,918,007 | 6 | (6,372) | 66,205 | (69,030) | (9,191) |
| Net income | — | — | — | — | — | — | 827 | 827 |
| Exercise of stock options | — | — | 67,200 | 1 | — | 49 | — | 50 |
| Issuance of preferred stock, net of issuance cost | — | 2,989 | — | — | — | — | — | — |
| Accrued dividends | (2,473) | — | — | — | — | — | 2,473 | 2,473 |
| Conversion of preferred stock | (16,999) | (3,000) | 6,324,963 | 6 | — | 19,993 | — | 19,999 |
| Accretion of Series A issuance costs/redemption price | 2,018 | — | — | — | — | — | (2,018) | (2,018) |
| Accretion of Series B issuance costs | — | 11 | — | — | — | — | (11) | (11) |
| Issuance of common stock | — | — | 1,673,390 | 2 | 6,372 | 35,273 | — | 41,647 |
| Stock option compensation expense | — | — | 20,000 | — | — | 795 | — | 795 |
| Options assumed from LEADS.com | — | — | — | — | — | 130 | — | 130 |
| Issuance of common stock in purchase of LEADS.com | — | — | 2,320,518 | 2 | — | 12,598 | — | 12,600 |
| Issuance of common stock in purchase of EBOZ | — | — | 185,524 | — | — | 1,054 | — | 1,054 |
| Balance, December 31, 2005 | — | — | 16,509,602 | 17 | — | 136,097 | (67,759) | 68,355 |
| Net income | — | — | — | — | — | — | 8,597 | 8,597 |
| Exercise of stock options | — | — | 550,004 | — | — | 940 | — | 940 |
| Exercise of warrants | — | — | 72,020 | — | — | — | — | — |
| Issuance of common stock | — | — | 200,000 | — | — | 1,018 | — | 1,018 |
| Stock option compensation expense | — | — | — | — | — | 2,033 | — | 2,033 |
| Issuance of common stock in purchase of Renex | — | — | — | — | — | 3,013 | — | 3,013 |
| Balance, December 31, 2006 | — | — | 17,331,626 | 17 | — | 143,101 | (59,162) | 83,956 |
| Net income | — | — | — | — | — | — | 1,358 | 1,358 |
| Exercise of stock options | — | — | 826,392 | 1 | — | 2,778 | — | 2,779 |
| Issuance of common stock in purchase of Renex | — | — | 139,461 | — | — | 16 | — | 16 |
| Issuance of restricted stock | — | — | 21,250 | — | — | 169 | — | 169 |
| Issuance of common stock in merger with Web.com | — | — | 9,153,957 | 9 | — | 104,745 | — | 104,754 |
| Stock option compensation expense | — | — | — | — | — | 3,399 | — | 3,399 |
| Balance, December 31, 2007 | — | — | 27,472,686 | $ 27 | $ — | $254,208 | $(57,804) | $196,431 |

*See accompanying notes to consolidated financial statements.*

**Website Pros, Inc.**
**Consolidated Statements of Cash Flows**
**(In thousands)**

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| **Cash flows from operating activities** | | | |
| Net income | $ 1,358 | $ 8,597 | $ 827 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 5,454 | 1,712 | 1,723 |
| Stock based compensation expense | 3,568 | 2,033 | 795 |
| Deferred income tax expense (benefit) | 1,719 | (3,200) | — |
| Changes in operating assets and liabilities: | | | |
| Accounts receivable, net | 1,064 | (1,833) | 431 |
| Inventories, net | 43 | 69 | 40 |
| Prepaid expenses and other assets | 593 | (120) | (401) |
| Accounts payable, accrued expenses and other liabilities | (3,231) | (673) | 334 |
| Deferred revenue | (340) | (115) | 141 |
| Net cash provided by operating activities | 10,228 | 6,470 | 3,890 |
| **Cash flows from investing activities** | | | |
| Business acquisitions | (18,069) | (20,449) | 382 |
| Proceeds from sale of investments securities | 5,000 | — | — |
| Purchase of investment securities | (4,946) | — | — |
| Change in restricted investments | 263 | — | — |
| Investment in intangible assets | (2,109) | — | (3) |
| Purchase of property and equipment | (3,807) | (1,521) | (425) |
| Net cash used in investing activities | (23,668) | (21,970) | (46) |
| **Cash flows from financing activities** | | | |
| Stock issuance | — | 1,754 | 44,640 |
| Stock issuance costs | (311) | (736) | (2,371) |
| Repayments of debt obligations | (1,437) | (49) | (27) |
| Proceeds from issuance of preferred stock, net | — | — | 2,989 |
| Proceeds from exercise of stock options | 2,779 | 940 | 50 |
| Net cash provided by financing activities | 1,031 | 1,909 | 45,281 |
| Net (decrease) increase in cash and cash equivalents | (12,409) | (13,591) | 49,125 |
| Cash and cash equivalents, beginning of period | 42,155 | 55,746 | 6,621 |
| Cash and cash equivalents, end of period | $ 29,746 | $ 42,155 | $55,746 |
| **Supplemental cash flow information** | | | |
| Interest paid | $ 19 | $ 11 | $ 16 |
| Income tax paid | $ 233 | $ — | $ — |
| **Supplemental disclosure of non-cash transactions** | | | |
| Issuance of equity in connection with acquisitions | $104,770 | $ 3,013 | $ — |

*See accompanying notes to consolidated financial statements.*

**Website Pros, Inc.**
**Notes to Consolidated Financial Statements**
**December 31, 2007**

## 1. The Company and Summary of Significant Accounting Policies

### Description of Company

Website Pros, Inc. (the Company) is a provider of Do-It-For-Me Web and Do-It-For-You website building tools, Internet marketing, lead generation, and technology solutions that enable small and medium-sized businesses to build and maintain an effective Internet presence. The Company offers a full range of web services, including website design and publishing, Internet marketing and advertising, search engine optimization, e-mail, lead generation, home contractor specific leads, and shopping cart solutions meeting the needs of a business anywhere along its lifecycle.

On September 30, 2007, the Company acquired Web.com, Inc. ("Web.com"). Web.com is a leading provider of Do-It-Yourself websites and Internet marketing services for the small and medium-sized business market. Web.com offers a wide selection of online services, including Web hosting, e-mail, e-commerce, website development, online marketing and optimization tools. Web.com has a large customer base that provides significant upsell and cross-sell opportunities for Do-It-For-Me website services, online marketing and lead generation services. The Company believes that the Web.com acquisition united two market leaders to create a single company with solutions that can better meet the diverse Web services needs of small and medium-sized businesses. In addition, the Company expects it will be able to leverage cost savings and take advantage of cross-selling opportunities across our significantly expanded customer base.

The Company has reviewed the criteria of Statement of Financial Accounting Standards (SFAS) No. 131, *Disclosures About Segments of an Enterprise and Related Information*, and has determined that the Company is comprised of only one segment, Web services and products.

Certain prior year amounts have been reclassified to conform to current year presentation.

### Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Principles of Consolidation

The Company's consolidated financial statements include the assets, liabilities and the operating results of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

### Revenue Recognition

Substantially all of the Company's subscription revenue is generated from monthly subscriptions for website design, shared and dedicated hosting services, application hosting, domain name registration, and marketing services. For example, one of the Company's subscription standard contracts includes the design of a five-page website, hosting and marketing services. The individual deliverables are not independent of each other and are not sold or priced on a standalone basis. Costs to complete the website and ready it for the end customer are minimal and are expensed to cost of revenue as incurred. Upon the completion and initial hosting of the website, the subscription is offered free of charge for a 30-day trial period during which the customer can cancel at anytime. In accordance with Staff Accounting Bulletin (SAB) No. 104, after the 30-day trial period has ended, revenue is recognized when all of the following conditions are satisfied: (1) there is persuasive evidence of an arrangement; (2) the service has been provided to the customer; (3) the amount of fees to be paid by the customer is fixed or determinable; and (4) the collection of the Company's fees is probable. These criteria are met monthly as the Company's service is provided on a month-to-month basis and collections are generally made in advance of the services.

Customers are billed for the subscription ranging from one to 24 months, at the customer's option. As customers are billed, subscription revenue is recorded as deferred revenue in the accompanying balance sheets. As services are performed, the Company recognizes subscription revenue ratably on a daily basis over the service period. There are no undelivered elements at the end of the monthly service period. In addition, subscription revenue is generated from monthly subscription packages for hosting and marketing services for customized websites. These packages are sold separately from the customized website.

Professional services revenue reflects revenue generated from custom website design. Revenue from contracts for custom design is recorded using a proportional performance model based on labor hours incurred. The extent of progress towards completion of the custom website is measured by the labor hours incurred as a percentage of total estimated labor hours to complete. Labor hours are the most appropriate measure to allocate revenue between reporting periods as they are the primary input to the provision of the Company's professional services.

The Company accounts for its multi-element arrangements, such as in the instances where it designs a custom website and separately offer other services such as hosting and marketing, in accordance with Emerging Issues Task Force 00-21, *Revenue Arrangements with Multiple Deliverables*. Based upon vendor-specific objective evidence, the Company allocates multi-element arrangement consideration to the separate units of accounting based upon their relative fair values. The additional services provided with a custom website are recognized separately over the period for which services are performed.

In addition, license revenue is generated from the sale of licenses for software which allows a customer to build its own website. The Company markets and licenses software directly to end customers as well as through value-added resellers and distributors. The Company's software licenses are perpetual. Software may be delivered indirectly by a distributor, via download from the Company's website or directly to end-users by the Company. The Company recognizes revenue generated by the distribution of software licenses directly by the Company in the form of a boxed software product or a digital download upon sale and delivery to the end-user. End-users who purchase a software license online pay for the license at the time of order. Subject to some restrictions, the Company permits physical product returns for sales it makes directly to end-users. However, returns historically have been insignificant, and, as such, the Company has not established a reserve for these product returns. The Company does not offer extended payment terms or make concessions for software license sales. The Company recognizes revenue generated from distribution agreements where the distributor has a right of return as the distributor sells and delivers software license product to the end-user. The Company recognizes revenue from distribution agreements where no right of return exists when licensed software product is shipped to the distributor. In arrangements in which distributors pay the Company upon shipment of software product to end-customers, the Company recognizes revenue upon receipt of payment by the distributor. The Company is not obligated to provide technical support in connection with its software license and does not provide technical support services to the Company's software license customers.

The Company's revenue recognition policies are in compliance with Statement Of Position (SOP) 97-2 (as amended by SOP 98-4 and SOP 98-9), *Software Revenue Recognition.*

**Cash and Cash Equivalents**

Cash and cash equivalents include cash on hand, bank demand deposit accounts, and money market accounts. For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

**Restricted Investments**

Restricted Investments consist primarily of commercial paper and money market securities with maturities of less than one year. The Company has classified these investments as held-to-maturity as the Company has the intent and ability to hold these securities to maturity. These investments are carried at cost, which approximates fair market value. Realized gains and losses are included in earnings and are considered immaterial to the Company. These investments are restricted for use by certain vendors and creditors for rent, credit card processing, lease payments, and other items. These investments are classified based upon the term of the restriction, and not necessarily the underlying security. In January 2008, a restriction was released for $4.5 million of these investments.

**Concentrations of Credit Risk**

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents and trade receivables. The Company invests its cash in credit instruments of highly rated financial institutions; four institutions hold 91% of the total investments.

Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers comprising the Company's customer base and their geographic dispersion. The Company has not incurred any significant credit related losses.

**Geographic Information**

The Company markets its products for sale to customers, including distributors, primarily in the United States and Europe. A summary of revenue by geographic area is as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| United States | 98% | 94% | 94% |
| International | 2% | 6% | 6% |

Customers in Germany accounted for over 62%, 61%, and 64% of international revenue for the fiscal years ended December 31, 2007, 2006, and 2005, respectively.

**Accounts Receivable**

Trade accounts receivable are recorded on the balance sheet at net realizable value. The Company's management uses historical collection percentages and customer-specific information, when available, to estimate the amount of trade receivables that are uncollectible and establishes reserves for uncollectible balances based on this information. The Company does not require deposits or other collateral from customers. Bad debt expense reported in operating expenses excludes provisions made to the allowance for doubtful accounts for anticipated refunds, automated clearinghouse returns, and chargebacks that are recorded as an adjustment to revenue.

**Fair Value of Financial Instruments**

Financial instruments include cash and cash equivalents, short-term investments, accounts receivable, accounts payable, accrued expenses and debt. The respective carrying value of these financial instruments approximates fair value since they are short-term in nature or are receivable or payable on demand. Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of period end.

**Inventories**

Inventories are stated at the lower of cost (on a first-in, first-out basis) or market. Reserves for obsolete or slow moving inventory are recorded based on management's analysis of movement of inventory items during the period and review of facts and circumstances specific to that inventory.

**Goodwill and Other Intangible Assets**

In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, goodwill determined to have an indefinite useful life is no longer amortized, but is tested for impairment, at least annually or more frequently if indicators of impairment arise. If impairment of the carrying value based on the calculated fair value exists, the Company measures the impairment through the use of discounted cash flows. Intangible assets acquired as part of a business combination are accounted for in accordance with SFAS No. 141, *Business Combinations*, and are recognized apart from goodwill if the intangible arises from contractual or other legal rights or the asset is capable of being separated from the acquired enterprise.

Definite lived intangible assets are amortized over their useful lives, which range between 14 months and ten years.

**Research and Development Costs**

The Company expenses research and development costs as incurred. The Company has not capitalized any such development costs under SFAS No. 86, *Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed*, because the costs incurred between the attainment of technological feasibility for the related software product through the date when the product is available for general release to customers has been insignificant.

**Property and Equipment**

Property and equipment, including software, are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided over the estimated useful lives of the assets using the straight-line method. Depreciation expense includes the amortization of assets recorded under capital leases.

The asset lives used are presented in the table below:

| | Average Life in Years |
|---|---|
| Computer equipment | 3 |
| Software | 2-3 |
| Furniture and fixtures | 5 |
| Telephone equipment | 5 |
| Building | 30 |
| Leasehold improvements | Shorter of asset's life or life of the lease |

### Asset Impairment

When events or circumstances indicate possible impairment, the Company performs an evaluation to determine if an impairment of long-lived assets used in operations exists, using undiscounted estimated future operating cash flows attributable to such assets compared to the assets' carrying amounts.

If the Company determines that long-lived assets have been impaired, the measurement of impairment will be equal to the excess of the carrying amount of such assets over the discounted estimated future operating cash flows, using a discount rate commensurate with the risks involved. The Company would reflect the impairment through a reduction in the carrying value of the long-lived assets. Long-lived assets to be disposed of are recorded at the lower of carrying amount or estimated fair value less costs to dispose.

### Advertising

Advertising costs are charged to operations as incurred. Total advertising expense was $2.3 million, $128 thousand and $119 thousand for the years ending December 31, 2007, 2006 and 2005, respectively.

### Income Taxes

The Company accounts for income taxes under the provisions of SFAS No. 109 *Accounting for Income Taxes*, using the liability method. SFAS No. 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the difference is expected to reverse.

### Stock-Based Employee Compensation

The Company accounts for stock-based compensation to employees in accordance with SFAS No. 123(R), *Share-based Payment*. Accordingly, the fair value of all stock options is recognized in compensation expense over the vesting period.

### Comprehensive Income (Loss)

Comprehensive income (loss) equals net income (loss) for all periods presented.

### Net Income (Loss) Attributable Per Common Share

The Company computes net income (loss) attributable per common share in accordance with SFAS No. 128, *Earnings Per Share*. Basic net income (loss) attributable per common share includes no dilution and is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net income (loss) attributable per common share includes the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

### Reverse Stock Split

On September 14, 2005, the Board of Directors authorized a one-for-five reverse stock split of the Company's common stock and convertible redeemable preferred stock. All common stock shares, convertible redeemable preferred stock shares, and amounts and per share data have been retroactively restated to reflect the reverse stock split.

**Recent Accounting Pronouncements**

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* (SFAS 141(r)). SFAS 141(r) retains the fundamental requirements of SFAS No. 141, but revise certain applications of the Standard to improve the financial reporting of business combinations. Some of these revisions include, to recognize assets acquired, liabilities assumed with contractual obligations and any noncontrolling interests at fair market value as of the date of purchase, to recognize other contingencies using the "more likely than not" definition from FASB Concepts Statement No. 5, *Elements of Financial Statements,* to recognize consideration and contingent consideration at fair market value as of the date of purchase, and to expense acquisition-related costs as incurred. SFAS 141(r) is effective as of the beginning of an entity's first fiscal year that begins after December 15, 2008. Early adoption of this Standard is not permitted. The Company has not completed its assessment of the impact SFAS 141(r) will have on its financial position, results of operations, cash flows or disclosures.

In February 2007, the Financial Accounting Standards Board issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* (SFAS 159). SFAS 159 allows entities to voluntarily choose, at specified election dates, to measure many financial assets and financial liabilities, as well as, certain nonfinancial instruments that are similar to financial instruments, at fair value (the "fair value option"). The election is made on an instrument-by-instrument basis and is irrevocable. If the fair value option is selected for an instrument, SFAS 159 specifies that all subsequent changes in fair value for that instrument shall be reported in earnings. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company is currently assessing the impact of SFAS 159, but does not expect it to have a material impact on its financial position, results of operations, cash flows or disclosures.

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157 (SFAS 157), *Fair Value Measurements.* SFAS 157 establishes a common definition for fair value to be applied to US GAAP guidance requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS 157, but does not expect it to have a material impact on its financial position, results of operations, cash flows and disclosures.

**2. Change In Accounting Method for Stock Options**

Effective January 1, 2006, the Company adopted SFAS No. 123(R), *Share Based Payment.* Since the Company previously adopted the expense recognition provisions of SFAS No. 123, the adoption of SFAS No. 123(R) had no material impact on its financial statements.

**3. Net Income (Loss) Attributable Per Common Share**

Basic net income (loss) attributable per common share is calculated using net income and the weighted-average number of shares outstanding during the reporting period. Diluted net income attributable per common share includes the effect from the potential issuance of common stock, such as common stock issued pursuant to the exercise of stock options or warrants.

The following table sets forth the computation of basic and diluted net income (loss) attributable per common share for the year ended December 31, 2007, 2006 and 2005 (in thousands except per share amounts):

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Net income (loss) attributable to common stockholders | $ 1,358 | $ 8,597 | $ (329) |
| Weighted average outstanding shares of common stock | 19,802 | 16,778 | 6,222 |
| Dilutive effect of stock options | 1,983 | 2,349 | — |
| Dilutive effect of warrants | 196 | 232 | — |
| Dilutive effect of escrow shares | 243 | 71 | — |
| Common stock and common stock equivalents | 22,224 | 19,430 | 6,222 |
| Net income (loss) attributable per common share: | | | |
| Basic | $ 0.07 | $ 0.51 | $(0.05) |
| Diluted | $ 0.06 | $ 0.44 | $(0.05) |

For the years ended December 31, 2007, 2006 and 2005, options to purchase approximately 1.8 million, 764 thousand, and 688 thousand shares, respectively, of common stock with exercise prices greater than the average fair value of the Company's stock of $9.56, $10.55, and $7.92, respectively, were not included in the calculation of the weighted average shares for diluted net income per common share because the effect would have been anti-dilutive.

**4. Valuation Accounts**

The Company's accounts receivable allowance is summarized as follows (in thousands):

| | |
|---|---|
| December 31, 2005 | $ 383 |
| Provision | 564 |
| Charge-off | (667) |
| December 31, 2006 | 280 |
| Allowance acquired in Web.com merger | 420 |
| Provision | 1,198 |
| Charge-off | (1,107) |
| December 31, 2007 | $ 791 |

The Company's inventory reserves are summarized as follows (in thousands):

| | |
|---|---|
| December 31, 2005 | $ 51 |
| Provision | 63 |
| Charge-off | (66) |
| December 31, 2006 | 48 |
| Provision | 19 |
| Charge-off | — |
| December 31, 2007 | $ 67 |

## 5. Property and Equipment

The Company's property and equipment are summarized as follows (in thousands):

| | December 31, 2007 | December 31, 2006 |
|---|---|---|
| Land | $ 416 | $ — |
| Depreciable assets: | | |
| Software | 2,088 | 1,659 |
| Computer equipment | 4,486 | 2,101 |
| Telephone equipment | 959 | 515 |
| Furniture and fixtures | 789 | 480 |
| Vehicle | 2 | — |
| Building | 2,029 | — |
| Leasehold improvements | 624 | 209 |
| Total depreciable assets | 10,977 | 4,964 |
| Accumulated depreciation | (4,240) | (2,627) |
| Property and equipment, net | $ 7,153 | $ 2,337 |

Depreciation expense relating to depreciable assets amounted to $1.7 million, $812 thousand, and $567 thousand for the years ended December 31, 2007, 2006, and 2005, respectively.

## 6. Business Combinations

### Acquisition of Web.com

On September 30, 2007, the Company completed the transactions contemplated by the Agreement and Plan of Merger and Reorganization executed on June 26, 2007 (the "Merger Agreement") by and among the Company, Augusta Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Company ("Merger Sub") and Web.com, Inc., a Minnesota corporation ("Web.com") pursuant to which Web.com merged with and into Merger Sub (the "Merger"). The Merger was approved by the stockholders of the Company and the shareholders of Web.com on September 25, 2007. The Company believes that the Web.com merger united two market leaders to create a single company with solutions that can better meet the diverse Web services needs of small and medium sized businesses. In addition, the Company expects it will be able to leverage cost savings and take advantage of cross-selling opportunities across its significantly expanded customer base.

Web.com is a leader in providing simple, yet powerful solutions for websites and web services. In addition, Web.com offers do-it-yourself and professional website design, web hosting, e-commerce, web marketing and e-mail.

In consideration for the Merger, shareholders of Web.com received either (a) to the extent the shareholder made an effective cash election with respect to the shares of Web.com common stock held by such shareholder, approximately $2.36749 per share of Web.com common stock and approximately 0.43799 shares of common stock of the Company for each share of common stock of Web.com held by such shareholder and (b) to the extent the shareholder made an effective stock election, or made no election, with respect to the shares of Web.com common stock held by such shareholder, 0.6875 shares of common stock of the Company for each share of Web.com common stock held by such shareholder. In the aggregate, the Company issued approximately 9.2 million shares of the Company's stock and paid $25 million in cash to Web.com shareholders. In addition, under the terms of the Merger Agreement, each outstanding vested option to purchase shares of Web.com common stock converted into and became a vested option to purchase the Company's common stock, and the Company assumed such option in accordance with the terms of the stock option plan or agreement under which that option was issued. The number of shares of Website Pros common stock an option holder is entitled to purchase and the price of those options was subject to an option exchange ratio calculated in accordance with the Merger Agreement. In the aggregate, Web.com option holders are now entitled to purchase an aggregate of approximately 2.4 million shares of the Company's common stock at a weighted average exercise price of $5.61 per share.

The Merger was accounted for using the purchase method of accounting under U.S. generally accepted accounting principles. Under the purchase method of accounting, the Company is considered the acquirer of Web.com for accounting purposes and the total purchase price was allocated to the assets acquired and liabilities assumed from Web.com based on their fair values as of September 30, 2007. Under the purchase method of accounting, the total consideration was approximately $132.1 million, which includes the issuance of the Company's common stock valued at approximately $88.6 million, the assumption of stock options with a fair value of $16.5 million and cash payments of $25.0 million. The Company's transaction costs related to this merger, including legal fees, investment-banking fees, due diligence expenses, filing and printing fees, was $2 million. The estimated value of the common stock was calculated using the average the Company's common stock price three days before and after the merger announcement. The average stock price used to calculate the purchase price was $9.68.

As of December 31, 2007, the purchase accounting for this acquisition is still subject to final adjustment primarily for completion of the valuation of certain acquired assets and an analysis of income tax attributes.

The following table summarizes the Company's preliminary purchase price allocation based on the estimated fair values of the assets acquired and liabilities assumed on September 30, 2007 (in thousands):

| | |
|---|---|
| Tangible current assets | $ 19,599 |
| Tangible non-current assets | 9,278 |
| Customer relationships | 27,100 |
| Developed technology | 26,200 |
| Non-compete | 1,300 |
| Trade names | 8,500 |
| Goodwill | 73,454 |
| Deferred tax assets | 20,773 |
| Current liabilities | (15,352) |
| Accrued restructuring costs and other reserves | (10,894) |
| Non-current liabilities | (591) |
| Non-current restructuring costs and other reserves | (3,575) |
| Deferred tax liabilities | (24,000) |
| Net assets acquired | $131,792 |

There are $304 thousand and $6.4 million of restricted investments included in tangible current assets and tangible non-current assets, respectively. The restricted investments include $4.9 million relating to merchant processing, $1.5 million as collateral on a promissory note, and $304 thousand relating to miscellaneous transactions. The intangible assets include customer relationships, developed technology, non-compete agreements, and trade names, which are being amortized over a three to seven year period, except for the trade names, which have an indefinite life. The goodwill represents business benefits the Company anticipates realizing in future periods and is not expected to be deductible for tax purposes.

The results of operations of Web.com for the period from October 1, 2007 through December 31, 2007 are included in the Company's consolidated statement of operations for the year ended December 31, 2007.

The financial information in the table below summarizes the combined results of operations of the Company and Web.com on a pro forma basis for the years ended December 31, 2007 and 2006, as though the acquisition had occurred at the beginning of the period. This pro forma financial information is presented for informational purposes only and is not necessarily indicative of the results of operations that would have been achieved had the acquisition actually taken place at the beginning of the nine month period set forth below. The pro forma results for the year ended December 31, 2007 include $7.1 million of Web.com non-recurring expenses, which consisted of restructuring costs, legal, and other merger related expenses.

| | Year ended December 31, 2007 | Year ended December 31, 2006 |
|---|---|---|
| Revenue | $122,257 | $101,181 |
| Net loss | (21,137) | (12,464) |
| Basic and diluted net loss per common share | (0.79) | (0.48) |

**Acquisition of Substantially All of the Assets of and Assumption of Select Liabilities from Submitawebsite, Inc.**

On March 31, 2007, the Company acquired substantially all of the assets of and assumed certain liabilities from Submitawebsite, Inc. (Submitawebsite), based in Scottsdale, Arizona, which is a leader in natural Search Engine Optimization, a technology which aligns a website's code and content with strategic keyword phrase targeting. The Company believes that the Submitawebsite acquisition will allow the Company to leverage and deepen relationships with both companies' customer bases. Under the terms of the asset purchase agreement, the Company paid cash consideration of approximately $2.1 million and $30 thousand of transaction costs, subject to certain adjustments based on the final balance sheet of Submitawebsite as of March 31, 2007. In addition, if certain requirements are met, such as key employee retention and revenue performance, during the twelve-month periods following March 31, 2007 and 2008, the Company will pay Submitawebsite contingent consideration up to an additional $250 thousand per year, which will be recorded as goodwill upon payment.

The results of operations of Submitawebsite for the period from April 1, 2007 through December 31, 2007 are included in the Company's consolidated statement of operations for the year ended December 31, 2007.

The following table summarizes the Company's purchase price allocation as of March 31, 2007 based on the estimated fair values of the assets acquired and liabilities assumed on March 31, 2007 (in thousands):

| | |
|---|---|
| Tangible current assets | $ 10 |
| Tangible non-current assets | 32 |
| Customer relationships | 93 |
| Non-compete | 12 |
| Trade name | 258 |
| Goodwill | 1,997 |
| Current liabilities | (322) |
| Net assets acquired | $2,080 |

The intangible assets include customer relationship, non-compete agreements and trade name. The non-compete and customer relationship intangible asset are being amortized over a fourteen to twenty-four month period, while the trade names has an indefinite life. The goodwill represents business benefits the Company anticipates realizing in future periods and is expected to be deductible for tax purposes.

**Acquisition of Substantially All of the Assets of and Assumption of Select Liabilities from 1ShoppingCart.com**

On September 30, 2006, the Company acquired substantially all of the assets of, and assumed certain liabilities from 1ShoppingCart.com Canada Corp. and 1ShoppingCart.com Corp. (together, "1ShoppingCart.com"), a leading provider of shopping cart, Internet marketing and e-commerce/ eBusiness solutions and services based in Barrie, Ontario. The Company believes that the 1ShoppingCart.com acquisition brings a strong group of private-labeled resellers and affiliates that will enable cross- and up-sell opportunities for its complementary Web services, Internet marketing and e-commerce solutions, which are all geared to satisfying the needs of small and medium-sized businesses. Under the terms of the asset purchase agreement, the Company paid cash consideration of approximately $12.5 million and $0.3 million of transaction costs.

The results of operations of 1ShoppingCart.com for the period from October 1, 2006 through December 31, 2006 are included in the Company's consolidated statement of operations for the year ended December 31, 2006.

The following table summarizes the Company's purchase price allocation as of September 30, 2006 based on the fair values of the assets acquired and liabilities assumed on September 30, 2006 (in thousands):

| | |
|---|---|
| Tangible current assets | $ 594 |
| Tangible non-current assets | 222 |
| Developed technology | 999 |
| Customer relationships | 2,332 |
| Non-compete | 167 |
| Trade name | 694 |
| Goodwill | 9,437 |
| Current liabilities | (1,512) |
| Non-current liabilities | (102) |
| Net assets acquired | $12,831 |

The intangible assets include non-compete agreements, trade name, developed technology and customer relationships which are being amortized over three to eight year periods, except for the trade name which has an indefinite life. The goodwill represents business benefits the Company anticipates realizing in future periods and is expected to be deductible for tax purposes.

The financial information in the table below summarizes the combined results of operations of the Company and 1ShoppingCart.com on a pro forma basis as of the year ended December 31, 2006, as though the acquisition had occurred at the beginning of the year set forth below. This pro forma financial information is presented for informational purposes only and is not necessarily indicative of the results of operations that would have been achieved had the acquisition actually taken place at the beginning of the twelve month period set forth below.

| | Year ended December 31, 2006 |
|---|---|
| Revenue | $56,933 |
| Net income | 9,164 |
| Basic net income per common share | 0.55 |
| Diluted net income per common share | 0.47 |

**Acquisition of Substantially All of the Assets of and Assumption of Select Liabilities from Renex, Inc.**

On September 30, 2006, the Company acquired substantially all of the assets of, and assumed certain liabilities from Renex, Inc. ("Renex"), an online lead generation marketplace for contractors and homeowners based in Halifax, Nova Scotia. The Company believes that the Renex acquisition will enhance its ability to provide a one-stop shop for comprehensive, affordable website and online advertising solutions for small and medium-sized businesses and is in-line with the Company's long-term strategic direction of providing targeted, high value solutions to customers in specific vertical markets. Under the terms of the asset purchase agreement, the Company paid cash consideration of $7.0 million plus $333 thousand in transaction costs and agreed to issue 278,922 shares of its common stock valued at approximately $3.0 million to Renex to be equally distributed on September 30, 2007 and September 30, 2008 as consideration for the acquired assets if certain compliance with representations and warranties are demonstrated. As of September 30, 2007, those conditions were met and 139,461 shares of common stock were issued on October 1, 2007. Those common shares were held in escrow until the representations and warranties period has expired. During the twelve-months ended September 30, 2007, the Company paid the former owners of Renex and recorded additional goodwill of $1.0 million as a result of the continuing relationship with a certain marketing vendor, which was a contingent condition in the purchase agreement with Renex.

The following table summarizes the Company's purchase price allocation as of September 30, 2006 based on the fair values of the assets acquired and liabilities assumed on September 30, 2006 (in thousands):

| | |
|---|---|
| Tangible current assets | $ 195 |
| Tangible non-current assets | 142 |
| Developed technology | 110 |
| Customer relationships | 930 |
| Non-compete | 220 |
| Trade name | 640 |
| Goodwill | 8,406 |
| Current liabilities | (280) |
| Net assets acquired | $10,363 |

The intangible assets include non-compete agreements, trade name, developed technology and customer relationships which are being amortized over a three to four year period, except for the trade name which has an indefinite life. The goodwill represents business benefits the Company anticipates realizing in future periods and is expected to be deductible for tax purposes.

The financial information in the table below summarizes the combined results of operations of the Company and Renex on a pro forma basis as of the year ended December 31, 2006, as though the acquisition had occurred at the beginning of the years set forth below. This pro forma financial information is presented for informational purposes only and is not necessarily indicative of the results of operations that would have been achieved had the acquisition actually taken place at the beginning of the twelve month period set forth below.

| | Year ended December 31, 2006 |
|---|---|
| Revenue | $55,902 |
| Net income | 8,219 |
| Basic net income per common share | 0.49 |
| Diluted net income per common share | 0.42 |

**7. Restructuring Costs and Other Reserves**

In connection with the acquisition of Web.com, the Company accrued, as part of its purchase price allocation, certain liabilities that represent the estimated costs of exiting Web.com facilities, relocating Web.com employees, the termination of Web.com employees and the estimated cost to settle Web.com legal matters that existed prior to the acquisition of approximately $11.6 million. As of December 31, 2007 the Company had a $10.8 million liability remaining for these restructuring costs. These plans were formulated at the time of the closing of the Web.com acquisition. These restructuring costs and other reserves are expected to be paid through July 2010.

In addition, as part of the liabilities assumed in the Web.com acquisition, the Company has assumed $2.9 million of restructuring obligations that were previously recorded by Web.com. These costs include the exit of unused office space in which Web.com has remaining lease obligations as of September 30, 2007. As of December 31, 2007, the Company had a $2.6 million liability remaining for these restructuring costs. These restructuring costs are expected to be paid through July 2010.

During the year ended December 31, 2007, the Company executed a plan to restructure operations, which included the termination of certain employees and the closing of certain facilities (the "2007 Plan") in September 2007. In accordance with the 2007 Plan, the Company closed its facilities in Los Angeles, California and Seneca Falls, New York. The closure of these locations resulted in the termination of four employees. The Company recorded facility exit costs of $15 thousand, severance costs of $77 thousand for terminated employees, and $3 thousand in asset disposals. In addition, the Company restructured other operations by terminating two employees and recorded a restructuring expense of $148 thousand. As of December 31, 2007, the Company had a $111 thousand liability remaining for these restructuring costs. These restructuring costs are expected to be paid during 2008.

The table below summarizes the activity of accrued restructuring costs and other reserves during the year ended December 31, 2007 (in thousands):

| | Balance as of December 31, 2006 | Additions | Reductions | Change in Estimates | Balance as of December 31, 2007 |
|---|---|---|---|---|---|
| Merger related costs | $— | $11,593 | $ (750) | $— | $10,843 |
| Restructuring costs | — | 3,119 | (362) | — | 2,757 |
| Balance | $— | $14,712 | $(1,112) | $— | $13,600 |

**8. Goodwill and Intangible Assets**

The Company's intangible assets are summarized as follows (in thousands):

| | December 31, 2007 | December 31, 2006 | Weighted-average Amortization period |
|---|---|---|---|
| Indefinite lived intangible assets: | | | |
| Goodwill | $107,933 | $31,587 | |
| Domain/Trade names | 13,275 | 2,387 | |
| Definite lived intangible assets: | | | |
| Non-compete agreements | 3,239 | 1,920 | 36 months |
| Customer relationships | 31,389 | 4,175 | 82 months |
| Developed technology | 27,309 | 1,100 | 71 months |
| Other | 89 | 83 | |
| Accumulated amortization | (5,879) | (2,075) | |
| | $177,355 | $39,177 | |

The weighted-average amortization period for the amortizable intangible assets is approximately 74 months. Total amortization expense was $3.8 million, $900 thousand, and $1.2 million for the years ended December 31, 2007, 2006 and 2005, respectively. At December 31, 2007, non-compete agreements have a useful life of between two and three years, customer relationships have useful lives of between one and eight years, and developed technology has useful lives of between three and six years. The other intangible assets have useful lives of between two and three years. Expected amortization expense for the next five years is as follows (in thousands):

| | |
|---|---|
| 2008 | $ 9,902 |
| 2009 | 9,574 |
| 2010 | 9,051 |
| 2011 | 8,530 |
| 2012 | 8,530 |
| Thereafter | 10,560 |
| Total | $56,147 |

The following table summarizes changes in the Company's goodwill balances as required by SFAS No. 142 for the periods ended (in thousands):

| | December 31, 2007 | December 31, 2006 |
|---|---|---|
| Goodwill balance at beginning of period | $ 31,587 | $13,650 |
| Goodwill acquired during the period | 76,346 | 17,937 |
| Goodwill impaired during the year | — | — |
| Goodwill balance at end of period | $107,933 | $31,587 |

In accordance with SFAS No. 142, the Company reviews goodwill balances for indicators of impairment on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of goodwill below its carrying amount. Upon completion of the annual assessments, the Company determined that goodwill was not impaired.

Other indefinite-lived intangible assets are tested for impairment annually and on an interim basis if events or changes in circumstances between annual tests indicate that the asset might be impaired in accordance with SFAS No. 142. Upon completion of the annual assessments, the Company determined that its indefinite lived intangible assets were not impaired.

**9. Operating Leases**

The Company rents its principal office in Jacksonville, Florida, under an operating lease that expires upon the occupancy of a different facility managed by the same lessor. On December 4, 2007, the Company signed a new lease agreement to move its principal office to another facility in Jacksonville, Florida. The term of the new lease will be 11 years from the date of occupancy, which is expected to be mid-2008.

In connection with the acquisition of LEADS.com, the Company assumed the operating lease for LEADS.com's principal office in Manassas, Virginia that expires September 30, 2014 and the Company also entered into an operating lease for LEADS.com's secondary office in Norton, Virginia that expires November 30, 2008.

In connection with the acquisition of EBOZ, the Company assumed the operating lease for office space in Los Angeles, California that expires in March 2008. As of September 30, 2007, we closed the Los Angeles facility; however, we were obligated to continue the lease terms until expiration.

In connection with the acquisition of 1ShoppingCart.com, the Company assumed the operating lease for office space in Barrie, Ontario, Canada that expired in March 2007. On December 28, 2006, the Company entered into an operating lease for the 1ShoppingCart operations center beginning in March 2007 and expiring in May 2012, with one renewal option for five additional years.

In connection with the acquisition of Renex, the Company assumed the operating lease for office space in Halifax, Nova Scotia that expires in May 2009.

In connection with the acquisition of Submitawebsite, Inc., the Company assumed the operating lease for office space in Scottsdale, Arizona that expires in July 2008.

In connection with the acquisition of Web.com, Inc., the Company assumed the operating leases for office spaces in Atlanta, Georgia, which expires in July 2009 and 2010; Houston, Texas, which expires in August 2011; Tukwila, Washington which expires in March 2010; and Concord, Massachusetts, which expires in April 2008.

In addition to building leases, the Company leases equipment under non-cancelable operating leases that expire through 2009.

Rental expense for the leased facilities and equipment amounted to approximately $1.7 million, $1.2 million and $894 thousand for the years ended December 31, 2007, 2006 and 2005, respectively. Accrued rent expense was $105 thousand and $158 thousand as of December 31, 2007 and 2006, respectively.

As of December 31, 2007, future minimum rental payments required under operating leases that have initial or remaining non-cancelable terms in excess of one year, including the leases described above, are as follows (in thousands):

| | Minimum Rental Payments | Less: Sublease Rentals | Net Minimum Rental Payments |
|---|---|---|---|
| 2008 | $ 3,816 | $ (896) | $ 2,920 |
| 2009 | 4,515 | (691) | 3,824 |
| 2010 | 3,245 | (269) | 2,976 |
| 2011 | 2,202 | (158) | 2,044 |
| 2012 | 2,044 | — | 2,044 |
| Thereafter | 13,312 | — | 13,312 |
| | $29,134 | $(2,014) | $27,120 |

## 10. Long-Term Debt and Capital Lease Obligations

### Long-Term Debt

To finance the purchase of the domain name, www.leads.com, in August 2004, LEADS.com signed a $500 thousand non-interest bearing note agreement with the owner of the domain name. The collateral for this note is the www.leads.com domain name. The note is payable in quarterly installments over 5 years. The imputed interest rate is 5.25%. As of December 31, 2007 and 2006, the remaining balance was $162 thousand and $257 thousand, respectively.

At the closing of the Web.com merger on September 30, 2007, the Company assumed approximately $1.3 million in outstanding indebtedness to US Bancorp Oliver-Allen Technology. The promissory note is payable through January 2009 in monthly installments of approximately $94 thousand and bears an interest rate of 6.75%. In addition, the promissory note is collateralized by $1.3 million of cash, which is included in non-current restricted investments. As of December 31, 2007, the remaining balance was $1.1 million. This promissory note was subsequently paid in full on March 5, 2008.

At the closing of the Web.com merger on September 30, 2007, the Company assumed approximately $998 thousand in an outstanding line of credit to Web Service Company, Inc. The line of credit bore an interest rate of 3%, but was subsequently paid in full in October 2007.

The required minimum payments on the note as of December 31, 2007 are (in thousands):

| | |
|---|---|
| 2008 | $ 1,233 |
| 2009 | 59 |
| Total | 1,292 |
| Less imputed interest | (47) |
| | 1,245 |
| Less current portion | (1,186) |
| Total notes payable, long term | $ 59 |

**Capital Lease Obligations**

The Company leases various types of computer and office equipment under non-cancelable lease agreements that expire through 2008. The required minimum payments on the capital leases as of December 31, 2007 are (in thousands):

| | |
|---|---|
| 2008 | 1 |
| Total | 1 |
| Less imputed interest | — |
| | 1 |
| Less current portion | (1) |
| Total obligations under capital leases, long term | $— |

**11. Stock-Based Compensation**

Effective January 1, 2006, the Company adopted SFAS No. 123(R), *Share-Based Payment*. Previously, the Company expensed share-based payments as permitted under SFAS No. 123, *Accounting for Stock-Based Compensation*. Since the Company previously adopted the expense recognition provisions of SFAS No. 123 and the Company's options vest on a monthly basis, the adoption of SFAS No. 123(R) had no material impact on its financial statements. The Company has elected to use the with and without methodology for determining whether an excess tax benefit has been realized.

*Equity Incentive Plans*

An Equity Incentive Plan ("1999 Plan") was adopted by the Company's Board of Directors and approved by its stockholders on April 5, 1999. The 1999 Plan was amended in June 1999, May 2000, May 2002 and November 2003 to increase the number of shares available for awards. The 1999 Plan as amended provides for the grant of incentive stock options, non-statutory stock options, and stock bonuses to the Company's employees, directors and consultants. As of December 31, 2007, the Company has reserved 4,074,428 shares of common stock for issuance under this plan. Of the total reserved as of December 31, 2007, options to purchase a total of 2,489,279 shares of the Company's common stock were held by participants under the plan, options to purchase 1,445,567 shares of common stock have been issued and exercised and options to purchase 139,582 shares of common stock were cancelled and became available under the 2005 Equity Incentive Plan (the "2005 Plan") and are currently available for future issuance.

The Board of Directors administers the 1999 Plan and determines the terms of options granted, including the exercise price, the number of shares subject to individual option awards and the vesting period of options, within the limits set forth in the 1999 Plan itself. Options under the 1999 Plan have a maximum term of 10 years and vest as determined by the Board of Directors. Options granted under the 1999 Plan generally vest either over 30 or 48 months. All options granted during 2002 vest over 30 months, and in general all other options granted vest over 48 months. The exercise price of non-statutory stock options and incentive stock options granted shall not be less than 85% and 100%, respectively, of the fair market value of the stock subject to the option on the date of grant. No 10% stockholder is eligible for an incentive or non-statutory stock option unless the exercise price of the option is at least 110% of the fair market value of the stock at date of grant. The 1999 Plan terminated upon the Closing of the company's initial public offering in November 2005.

The Company's Board of Directors adopted, and its stockholders approved, the 2005 Equity Incentive Plan that became effective November 2005. As of December 31, 2007, the Company has reserved 2,027,994 shares for equity incentives to be granted under the plan. The option exercise price cannot be less than the fair value of the Company's stock on the date of grant. Options generally vest ratably over the three or four years, are contingent upon continue employment, and generally expire ten years from the grant date. As of December 31, 2007, 1,777,977 shares were reserved for future issuance under the plan and 21,899 shares have been issued and exercised.

The Company's Board of Directors adopted, and its stockholders approved, the 2005 Non-Employee Directors' Stock Option Plan (the "2005 Directors Plan"), which became effective November 2005. The 2005 Directors Plan calls for the automatic grant of nonstatutory stock options to purchase shares of common stock to nonemployee directors. The aggregate number of shares of common stock that was authorized pursuant to options granted under this plan is 760,000 shares. As of December 31, 2007, options to purchase a total of 356,250 shares of the Company's common stock were held by participants under the plan, no options have been exercised and 403,750 shares of common stock were available for future issuance. On January 25, 2007, the Board of Directors adopted, and on May 8, 2007, its stockholders approved, an amendment to the 2005 Directors Plan to modify, among other things, the initial and annual grants to non-employee directors by providing for restricted stock grants and reducing the size of the option grants.

The Company's Board of Directors adopted, and its stockholders approved, the 2005 Employee Stock Purchase Plan (the "ESPP"), which became effective November 2005. The ESPP authorizes the issuance of 534,603 shares of common stock pursuant to purchase rights granted to the Company's employees or to employees of any of its affiliates. The ESPP is intended to qualify as an "employee stock purchase plan" within the meaning of Section 425 of the Internal Revenue Code. As of December 31, 2007, no shares have been issued under the ESPP.

In connection with the acquisition of Web.com, the Company assumed outstanding options initially granted under five additional stock option plans, the Web.com 2006 Equity Incentive Plan (the "Web.com 2006 Plan"), the Web.com 2005 Equity Incentive Plan (the "Web.com 2005 Plan"), the Web.com 2002 Equity Incentive Plan (the "Web.com 2002 Plan"), the Web.com 2001 Equity Incentive Plan (the "Web.com 2001 Plan") and the Web.com 1995 Stock Option Plan (the "Web.com 1995 Plan"), collectively referred to as the "Web.com Option Plans". Options issued under the Web.com Option Plans have an option term of 10 years. Exercise prices of options under the Web.com Option Plans are 100% of the fair market value of the Web.com common stock on the date of grant. The Company has reserved 2,424,558 million shares for issuance upon the exercise of outstanding options under the Web.com Option Plans. As of December 31, 2007, options to purchase a total of 2,269,193 shares of the Company's common stock were held by participants under the plan and 150,417 options have been exercised. All awards outstanding under the Web.com Option Plans continue in accordance with their terms and are fully vested, but no further awards will be granted under those plans.

The Board of Directors, or a committee thereof, administers all of the equity incentive plans and determines the terms of options granted, including the exercise price, the number of shares subject to individual option awards and the vesting period of options, within the limits set forth in the stock option plans. Options have a maximum term of 10 years and vest as determined by the Board of Directors.

The fair value of each option award is estimated on the date of the grant using the Black Scholes option valuation model and the assumptions noted in the following table. Expected volatility rates are based on publicly traded industry comparables and their historical volatility on the date of the grant. The expected term of options granted represents the period of time that they are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Risk-free interest rate | 3.23-5.18% | 4.27-5.15% | 3.86-5.10% |
| Dividend yield | 0% | 0% | 0% |
| Expected life (in years) | 5 | 5 | 5-7 |
| Volatility | 53-60% | 62-70% | 0-83%(1) |

(1) For options granted prior to April 27, 2005, the filing date of the Company's registration statement for its initial public offering, the Company used the minimum value method.

**Stock Option Activity**

The following table summarizes option activity for all of the Company's stock options:

| | Shares Covered by Options | Exercise Price per Share | Weighted Average Exercise Price | Weighted Average Remaining Contractual Term | Aggregate Intrinsic Value (in thousands) |
|---|---|---|---|---|---|
| Balance, December 31, 2006 | 4,072,812 | .50 to 14.05 | 5.29 | | |
| Granted | 1,599,700 | 8.70 to 10.52 | 9.45 | | |
| Assumed in Web.com merger | 2,424,558 | 2.77 to 193.02 | 5.61 | | |
| Exercised | (845,015) | .50 to 11.25 | 3.39 | | |
| Forfeited | (276,392) | 2.15 to 14.05 | 9.78 | | |
| Expired | (102,201) | 2.00 to 46.55 | 10.24 | | |
| Balance, December 31, 2007 | 6,873,462 | .50 to 193.02 | 6.36 | 6.89 | $37,984 |
| Exercisable at December 31, 2007 | 5,039,044 | .50 to 193.02 | 5.15 | 6.16 | $34,417 |

Compensation costs related to the Company's share-based plans were $3.4 million, $2.0 million, and $795 thousand for the years ended 2007, 2006 and 2005, respectively. Compensation expense is generally recognized on a straight-line basis over the vesting period of grants. As of December 31, 2007, the Company had $8.2 million of unrecognized compensation costs related to share-based payments, which the Company expects to recognize through October 2011.

The total intrinsic value of options exercised during the years ended December 31, 2007, 2006, and 2005 was $4.71 million, $4.58 million, and $558 thousand, respectively. The weighted average grant-date fair value of options granted during the years ended December 31, 2007, 2006 and 2005 was $5.03, $6.58, and $2.79, respectively. The fair value of shares vested during the years ended December 31, 2007, 2006, and 2005 was $3.3 million, $2.1 million, and $369 thousand, respectively.

The following activity occurred under the Company's equity incentive plans during the year ended December 31, 2007:

| Unvested Shares | Shares | Weighted Average Grant-Date Fair Value |
|---|---|---|
| Unvested at December 31, 2006 | 1,300,070 | $3.88 |
| Granted | 1,599,700 | 5.03 |
| Vested | (788,960) | 4.18 |
| Forfeited | (276,392) | 5.33 |
| Unvested at December 31, 2007 | 1,834,418 | 4.52 |

Price ranges of outstanding and exercisable options as of December 31, 2007 are summarized below:

| Exercise Price | Outstanding Options | | | Exercisable Options | |
|---|---|---|---|---|---|
| | Number of Options | Weighted Average Remaining Life (Years) | Weighted Average Exercise Price | Number of Options | Weighted Average Exercise Price |
| $0.50 | 561,463 | 4.41 | $ .50 | 561,463 | $ .50 |
| $2.00–2.99 | 1,090,799 | 5.69 | 2.04 | 1,090,799 | 2.04 |
| $3.00–3.99 | 1,427,643 | 5.74 | 3.36 | 1,427,643 | 3.37 |
| $4.00–6.99 | 445,100 | 6.89 | 5.09 | 437,252 | 5.10 |
| $7.00–9.99 | 1,943,559 | 8.06 | 8.88 | 1,000,230 | 8.83 |
| $10.00–19.99 | 1,352,291 | 8.61 | 10.72 | 469,050 | 11.18 |
| $20.00–193.02 | 52,607 | 2.62 | 44.51 | 52,607 | 44.51 |
| | 6,873,462 | | | 5,039,044 | |

**Restricted Stock Activity**

The following information relates to awards of restricted stock that has been granted to non-employee directors under our 2005 Non-Employee Directors' Stock Option Plan. The restricted stock is not transferable until vested and the restrictions lapse upon the completion of a certain time period, usually over a one-year period. The fair value of each restricted stock grant is based on the closing price of the Company's stock on the date of grant and is amortized to compensation expense over its vesting period. At December 31, 2007, there were 39,500 shares of restricted stock outstanding.

The following activity occurred under the Company's restricted stock plan during the year ended December 31, 2007:

| Restricted Stock Activity | Shares | Weighted Average Grant-Date Fair Value |
|---|---|---|
| Restricted stock outstanding at December 31, 2006 | — | $ — |
| Granted | 43,750 | 9.73 |
| Lapse of restriction | (4,250) | 9.87 |
| Restricted stock outstanding at December 31, 2007 | 39,500 | $9.72 |

Compensation expense for the year ended December 31, 2007 was approximately $169 thousand. As of December 31, 2007, there was approximately $257 thousand of total unamortized compensation cost related to the restricted stock outstanding.

**12. Common Shares Reserved**

The Company had reserved the following number of shares of common stock for future issuance:

| | December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Outstanding stock options | 6,873,462 | 4,072,812 | 4,074,790 |
| Options available for future grants and other awards | 1,166,471 | 2,069,191 | 2,272,877 |
| Warrants outstanding | 279,896 | 281,347 | 353,675 |
| Escrow shares relating to the Renex acquisition | 139,461 | 278,922 | — |
| Total common shares reserved | 8,459,290 | 6,702,272 | 6,701,342 |

On January 30, 2008, the Board of Directors granted to various employees options exercisable for an aggregate of 213,850 shares of the Company's common stock with an exercise price of $9.31. These options will vest monthly over a four-year period.

### 13. Common Stock

On November 7, 2005, the Company completed its initial public offering by issuing 4,800,000 shares of its common stock (1,673,390 of new shares and 3,126,610 of treasury stock) at $10.00 per share. The Company received net proceeds of $41.6 million after deducting underwriter commissions and transaction expenses.

On August 2, 2006, the Company completed a secondary offering whereby certain stockholders sold 3,339,126 common shares and the Company sold 200,000 common shares to the public at a price of $9.25 per share. The net proceeds of the offering to the Company were approximately $1.0 million after deducting underwriting discounts and other costs.

On September 30, 2006, the Company had reserved in escrow 278,922 shares of its common stock if certain conditions were met as agreed to in the purchase agreement with Compass Capital. As of September 30, 2007, certain conditions were met and the Company issued 139,461 shares of its common stock to Compass Capital. The remaining shares will be issued on September 30, 2009 if certain conditions are met. See Note 6 for a discussion of escrowed common stock in connection with the Renex acquisition.

On September 30, 2007, the Company issued approximately 9.2 million shares of its common stock in connection with its merger with Web.com, Inc. See Note 6 for a discussion of this transaction.

### 14. Preferred Stock and Warrants

#### Series A and B Convertible Redeemable Preferred Stock

All Series A and B convertible redeemable preferred stock was converted to common stock in November 2005 in connection with the initial public offering.

*Dividends*

The holders of Series A convertible redeemable preferred stock were entitled to receive cumulative dividends, prior and in preference to any declaration or payment of any dividend on the common stock or any other shares of capital stock of the Company at an annual rate of 8% of the Original Series A Issue Price per share. These dividends accrued (whether or not earned or declared by the Board of Directors) and compounded annually and were cumulative as to any shares of Series A convertible redeemable preferred stock from the date on which such share is first issued and was payable in arrears, when and as declared by the Board of Directors. Upon the determination of the Board of Directors of the Company, including the directors elected by the holders of the Series A convertible redeemable preferred stock, such dividends would have been paid in shares of Series A convertible redeemable preferred stock valued at the Original Series A Issue Price. Accordingly, dividends on the Series A convertible redeemable preferred stock were being accreted annually. However, because the Series A convertible redeemable preferred stock converted into common stock, the accrued and unpaid dividends will not be paid in either cash or stock.

*Warrants*

The Company has issued warrants to its placement agent to purchase 281,347 shares of common stock with an exercise price of $2.879. As of December 31, 2007, the outstanding warrants and its expiration dates are as follow:

| Shares Issuable Under Exercise of Warrants Outstanding: | Expiration Date: |
|---|---|
| 208,405 | November 2008 |
| 71,491 | April 2009 |
| 279,896 | |

## 15. Income Taxes

The provision (benefit) for income taxes consisted of the following for the years ended December 2007, 2006, and 2005:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Current expense (benefit): | | | |
| Federal | 127 | 106 | — |
| State | — | — | — |
| Foreign | 231 | — | — |
| Deferred expense (benefit): | | | |
| Federal | 1,093 | (3,007) | — |
| State | 653 | (299) | — |
| Foreign | (27) | — | — |
| Total tax expense (benefit) | 2,077 | (3,200) | — |

As of December 31, 2007 and 2006, the Company had federal net operating loss carryforwards of approximately $217.8 million and $50.6 million, respectively, which begin to expire in the year 2019. The net operating losses at December 31, 2007 include approximately $171.8 million obtained through acquisitions during 2007. The tax benefit of acquired net operating loss carryforwards will reduce goodwill and other acquired intangibles when realized.

The net operating loss carryforwards are subject to various limitations under Section 382 of the Internal Revenue Code. Accordingly, the Company estimates that at least $146.9 million of net operating loss carryforwards will be available during the carryforward period. An additional amount may be available as a result of recognized built in gains during the five-year period following the change in ownership.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows at December 31 (in thousands):

| | 2007 | 2006 |
|---|---|---|
| Deferred tax assets: | | |
| Current: | | |
| Net operating loss carryforwards | $ 1,231 | $ 2,100 |
| Allowance for doubtful accounts | 392 | 87 |
| Deferred rent | 27 | 40 |
| Stock based compensation | 47 | — |
| Accrued restructuring costs and other reserves | 3,937 | — |
| | 5,634 | 2,227 |
| Less: valuation allowance | (3,744) | (1,696) |
| Net current deferred tax assets | 1,890 | 531 |
| Noncurrent: | | |
| Fixed assets basis | 236 | 184 |
| Intangible basis | 1,881 | 2,646 |
| Stock based compensation | 815 | 383 |
| Accrued restructuring costs and other reserves | 1,183 | — |
| Alternative minimum tax credit | 275 | 129 |
| Net operating loss carryforwards | 54,514 | 9,530 |
| | 58,904 | 12,872 |
| Less: valuation allowance | (38,977) | (9,800) |
| Net noncurrent deferred tax assets | 19,927 | 3,072 |
| Deferred tax liabilities: | | |
| Current: | | |
| Deferred revenue | 106 | — |
| Intangible basis | 61 | — |
| Total current deferred tax liabilities | 167 | — |
| Noncurrent: | | |
| Acquired intangibles | 23,271 | 403 |
| Deferred revenue | 7 | — |
| Total noncurrent deferred tax liabilities | 23,278 | 403 |
| Net current deferred tax asset (liability) | 1,723 | — |
| Net noncurrent deferred tax asset (liability) | (3,351) | 2,669 |
| Net deferred tax asset (liability) | $ (1,628) | $ 3,200 |

The valuation allowance increased by approximately $31.2 million during 2007 and decreased by $5.2 million during 2006. The change in the valuation allowance from 2006 to 2007 is primarily attributable to the acquisition of Web.com during 2007. The change in the valuation allowance from 2006 to 2005 is primarily attributable to utilization of net operating losses for $2.0 million and the release of valuation reserve of $3.2 million.

**3. Exhibits.**

| Exhibit No. | Description of Document |
|---|---|
| 2.1 | Agreement and Plan of Merger and Reorganization dated June 26, 2007 by and among Website Pros, Inc. Augusta Acquisition Sub, Inc., and Web.com, Inc.(1) |
| 3.1 | Amended and Restated Certificate of Incorporation of Website Pros, Inc.(2) |
| 3.2 | Amended and Restated Bylaws of Website Pros, Inc.(3) |
| 4.1 | Reference is made to Exhibits 3.1 and 3.2 |
| 4.2 | Specimen Stock Certificate.(2) |
| 4.3 | Warrant dated December 10, 2003, exercisable for 208,405 shares of common stock.(2) |
| 4.4 | Warrant dated April 27, 2004, exercisable for 72,942 shares of common stock.(2) |
| 10.1 | 1999 Equity Incentive Plan and forms of related agreements.(2) |
| 10.2 | 2005 Equity Incentive Plan and forms of related agreements.(2) |
| 10.3 | 2005 Non-Employee Directors' Stock Option Plan and forms of related agreements.(2) |
| 10.4 | 2005 Employee Stock Purchase Plan.(2) |
| 10.5 | Executive Severance Benefit Plan.(2)+ |
| 10.6 | Form of Indemnity Agreement entered into between the registrant and certain of its officers and directors. (2) |
| 10.7 | Employment Agreement with David L. Brown, dated June 1, 2005.(2)+ |
| 10.8 | Employment Agreement with Kevin M. Carney, dated June 1, 2005.(2)+ |
| 10.9 | Lease by and between Flagler Development Company and the registrant, dated as of January 17, 2003.(2) |
| 10.10 | Commercial Rental Agreement by and between Innuity, Inc. and R.I.N. Corporation, and Mountain Real Estate & Property Management, Inc., dated as of April 21, 2000, as amended by Lease addendum to lease dated April 21, 2000 by and between Points North Associates, LLC and the registrant, dated as of May 26, 2004.(2) |
| 10.11 | Lease for 10021 Balls Ford Road, Manassas, Virginia, by and between the registrant and GDR Manassas, LLP, dated September 8, 2004.(2) |
| 10.12 | Employment Agreement by and between Website Pros, Inc. and Jeffrey M. Stibel, dated as of June 26, 2007.(4)+ |
| 10.13 | Employment Agreement by and between Website Pros, Inc. and William Henry Borzage, Jr., dated as of June 26, 2007.(4)+ |
| 10.14 | Employment Agreement by and between Website Pros, Inc. and Vikas Rijsinghani, dated as of June 26, 2007.(4)+ |
| 10.15 | Noncompetition Agreement by Jeffrey M. Stibel, dated as of June 26, 2007.(4)+ |
| 10.16 | Noncompetition Agreement by William Henry Borzage, Jr., dated as of June 26, 2007.(4)+ |
| 10.17 | Noncompetition Agreement by Vikas Rijsinghani, dated as of June 26, 2007.(4)+ |
| 10.18 | Compensatory arrangements of certain officers.(5)+ |
| 14.1 | Code of Conduct.(2) |

| Exhibit No. | Description of Document |
|---|---|
| 21.1 | Subsidiaries of the registrant. |
| 23.1 | Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm. |
| 24.1 | Power of Attorney (included in the signature page hereto). |
| 31.1 | CEO Certification required by Rule 13a-14(a) or Rule 15d-14(a). |
| 31.2 | CFO Certification required by Rule 13a-14(a) or Rule 15d-14(a). |
| 32.1 | Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. §1350). |
| 32.2 | Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. §1350). |

(1) Filed as an exhibit to the Registrant's current report on Form 8-K (No. 000-51595), filed with the SEC on June 27, 2007, and incorporated herein by reference.

(2) Filed as an exhibit to the Registrant's registration statement on Form S-1 (No. 333-124349), filed with the SEC on April 27, 2005, as amended, and incorporated herein by reference.

(3) Filed as an exhibit to the Registrant's current report on Form 8-K (No. 000-51595), filed with the SEC on November 14, 2007, and incorporated herein by reference.

(4) Filed as an exhibit to the Registrant's registration statement on Form S-4 (No. 333-144987), filed with the SEC on July 31, 2007, as amended, and incorporated herein by reference.

(5) Filed as an exhibit to the Registrant's current report on Form 8-K (No. 000-51595), filed with the SEC on February 26, 2008.

\+ Indicates management contract or compensatory plan.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

| | |
|---|---|
| | WEBSITE PROS, INC. |
| | (Registrant) |
| March 11, 2008 | /s/ KEVIN M. CARNEY |
| Date | Kevin M. Carney<br>Chief Financial Officer<br>(Principal Financial and Accounting Officer) |

## POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David L. Brown and Kevin M. Carney, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution for him, and in his name in any and all capacities, to sign any and all amendments to this Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and any of them or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1934, this report has been signed by the following persons on behalf of the Registrant in the capacities indicated on March 11, 2008:

| Name | Title |
|---|---|
| /s/ DAVID L. BROWN<br>David L. Brown | Chief Executive Officer and Chairman of the Board<br>(Principal Executive Officer) |
| /s/ KEVIN M. CARNEY<br>Kevin M. Carney | Chief Financial Officer<br>(Principal Financial and Accounting Officer) |
| /s/ JEFFREY M. STIBEL<br>Jeffrey M. Stibel | President and Director |
| /s/ TIMOTHY I. MAUDLIN<br>Timothy I. Maudlin | Lead Director |
| /s/ HUGH M. DURDEN<br>Hugh M. Durden | Director |
| /s/ ALEX KAZERANI<br>Alex Kazerani | Director |
| /s/ JULIUS GENACHOWSKI<br>Julius Genachowski | Director |
| /s/ ROBERT S. MCCOY, JR.<br>Robert S. McCoy, Jr. | Director |

## EXHIBIT INDEX

| Exhibit No. | Description of Document |
|---|---|
| 2.1 | Agreement and Plan of Merger and Reorganization dated June 26, 2007 by and among Website Pros, Inc. Augusta Acquisition Sub, Inc., and Web.com, Inc.(1) |
| 3.1 | Amended and Restated Certificate of Incorporation of Website Pros, Inc.(2) |
| 3.2 | Amended and Restated Bylaws of Website Pros, Inc.(3) |
| 4.1 | Reference is made to Exhibits 3.1 and 3.2 |
| 4.2 | Specimen Stock Certificate.(2) |
| 4.3 | Warrant dated December 10, 2003, exercisable for 208,405 shares of common stock.(2) |
| 4.4 | Warrant dated April 27, 2004, exercisable for 72,942 shares of common stock.(2) |
| 10.1 | 1999 Equity Incentive Plan and forms of related agreements.(2) |
| 10.2 | 2005 Equity Incentive Plan and forms of related agreements.(2) |
| 10.3 | 2005 Non-Employee Directors' Stock Option Plan and forms of related agreements.(2) |
| 10.4 | 2005 Employee Stock Purchase Plan.(2) |
| 10.5 | Executive Severance Benefit Plan.(2)+ |
| 10.6 | Form of Indemnity Agreement entered into between the registrant and certain of its officers and directors. (2) |
| 10.7 | Employment Agreement with David L. Brown, dated June 1, 2005.(2)+ |
| 10.8 | Employment Agreement with Kevin M. Carney, dated June 1, 2005.(2)+ |
| 10.9 | Lease by and between Flagler Development Company and the registrant, dated as of January 17, 2003.(2) |
| 10.10 | Commercial Rental Agreement by and between Innuity, Inc. and R.I.N. Corporation, and Mountain Real Estate & Property Management, Inc., dated as of April 21, 2000, as amended by Lease addendum to lease dated April 21, 2000 by and between Points North Associates, LLC and the registrant, dated as of May 26, 2004.(2) |
| 10.11 | Lease for 10021 Balls Ford Road, Manassas, Virginia, by and between the registrant and GDR Manassas, LLP, dated September 8, 2004.(2) |
| 10.12 | Employment Agreement by and between Website Pros, Inc. and Jeffrey M. Stibel, dated as of June 26, 2007.(4)+ |
| 10.13 | Employment Agreement by and between Website Pros, Inc. and William Henry Borzage, Jr., dated as of June 26, 2007.(4)+ |
| 10.14 | Employment Agreement by and between Website Pros, Inc. and Vikas Rijsinghani, dated as of June 26, 2007.(4)+ |
| 10.15 | Noncompetition Agreement by Jeffrey M. Stibel, dated as of June 26, 2007.(4)+ |
| 10.16 | Noncompetition Agreement by William Henry Borzage, Jr., dated as of June 26, 2007.(4)+ |
| 10.17 | Noncompetition Agreement by Vikas Rijsinghani, dated as of June 26, 2007.(4)+ |
| 10.18 | Compensatory Arrangements of certain officers.(5)+ |

| Exhibit No. | Description of Document |
| --- | --- |
| 14.1 | Code of Conduct.(2) |
| 21.1 | Subsidiaries of the registrant. |
| 23.1 | Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm. |
| 24.1 | Power of Attorney (included in the signature page hereto). |
| 31.1 | CEO Certification required by Rule 13a-14(a) or Rule 15d-14(a). |
| 31.2 | CFO Certification required by Rule 13a-14(a) or Rule 15d-14(a). |
| 32.1 | Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. §1350). |
| 32.2 | Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. §1350). |

(1) Filed as an exhibit to the Registrant's current report on Form 8-K (No. 000-51595), filed with the SEC on June 27, 2007, and incorporated herein by reference.

(2) Filed as an exhibit to the Registrant's registration statement on Form S-1 (No. 333-124349), filed with the SEC on April 27, 2005, as amended, and incorporated herein by reference.

(3) Filed as an exhibit to the Registrant's current report on Form 8-K (No. 000-51595), filed with the SEC on November 14, 2007, and incorporated herein by reference.

(4) Filed as an exhibit to the Registrant's registration statement on Form S-4 (No. 333-144987), filed with the SEC on July 31, 2007, as amended, and incorporated herein by reference.

(5) Filed as an exhibit to the Registrant's current report on Form 8-K (No. 000-51595), filed with the SEC on February 26, 2008.

\+ Indicates management contract or compensatory plan.

**Exhibit 21.1**

## Subsidiaries of the Registrant

| Name: | State (or jurisdiction) in which Incorporated |
|---|---|
| Website Pros Canada Inc. | Canada |
| 1425 N. Washington Street, LLC | Washington |
| Web.com Holding Company, Inc. | Delaware |
| Micron Electronics International, Inc. | Delaware |
| Micron Electronics Asia-Pacific Holdings, Inc. | B.V.I. |
| Micron Electronics Asia-Pacific Trading, Ltd. | Hong Kong |
| Micron Electronics Asia-Pacific Operations, Inc. | B.V.I. |
| Micron Electronics Overseas Trading, Inc. | Barbados |
| Micron Electronics (H.K.) Ltd | Hong Kong |
| MEI California, Inc. | California |
| CommuniTech.net, Inc. | Missouri |
| Wazoo Web, Inc. | Georgia |
| Perfect Privacy, LLC | Connecticut |
| WSM Holdco, Inc | Delaware |
| Websource Holdco, Inc. | Delaware |
| Web Astro GP, Inc. | Delaware |
| Web Astro LP, Inc. | Delaware |
| Websource Media, LP | Delaware |
| Trellix Corporation | Delaware |
| Interland Government Contracting, Inc. | Delaware |

**Exhibit 23.1**

## Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-129406, Form S-8 No. 333-135101 and Form S-8 No. 333-94075) pertaining to the 1999 Equity Incentive Plan, Miscellaneous Stock Option Agreements, 2005 Equity Incentive Plan, 2005 Non-Employee Directors' Stock Option Plan, and 2005 Employee Stock Purchase Plan of Website Pros, Inc. of our reports dated March 4, 2008, with respect to the consolidated financial statements of Website Pros, Inc., and the effectiveness of internal control over financial reporting of Website Pros, Inc. included in this Annual Report (Form 10-K) for the year ended December 31, 2007.

/s/ Ernst & Young LLP

Jacksonville, Florida
March 4, 2008

Exhibit 31.1

**CERTIFICATION**

I, David L. Brown, certify that:

1. I have reviewed this annual report on Form 10-K of Website Pros, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 11, 2008

By: /s/ David L. Brown

**David L. Brown**
**Chief Executive Officer and**
**Chairman of the Board**
***(Principal Executive Officer)***

**Exhibit 31.2**

**CERTIFICATION**

I, Kevin M. Carney, certify that:

1. I have reviewed this annual report on Form 10-K of Website Pros, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the periods covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:
   - (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   - (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   - (c) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; and
   - (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   - (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   - (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 11, 2008

By: /s/ Kevin M. Carney

**Kevin M. Carney**
**Chief Financial Officer**
***(Principal Financial and Accounting Officer)***

Exhibit 32.1

# CERTIFICATION

**Pursuant to the requirement set forth in Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. Section 1350), David L. Brown, President and Chief Executive Officer of Website Pros, Inc., a Delaware corporation (the "Company") hereby certifies that, to the best of his knowledge:**

1. The Company's Annual Report on Form 10-K for the year ended December 31, 2007, to which this Certification is attached as Exhibit 32.1 (the "Annual Report") fully complies with the requirements of Section 13(a) or 15(d) of the Exchange Act, and
2. The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

**IN WITNESS WHEREOF**, the undersigned has set his hand hereto as of this 11th day of March, 2008.

By: /s/ David L. Brown

**David L. Brown**
Chief Executive Officer and
Chairman of the Board
***(Principal Executive Officer)***

"This certification accompanies the Form 10-K to which it relates, is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of Website Pros, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the Form 10-K), irrespective of any general incorporation language contained in such filing."

Exhibit 32.2

**CERTIFICATION**

**Pursuant to the requirement set forth in Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. Section 1350), Kevin M. Carney, Chief Financial Officer of Website Pros, Inc., a Delaware corporation (the "Company"), hereby certifies that, to the best of his knowledge:**

1. The Company's Annual Report on Form 10-K for the year ended December 31, 2007, to which this Certification is attached as Exhibit 32.1 (the "Annual Report") fully complies with the requirements of Section 13(a) or Section 15(d) of the Exchange Act, and

2. The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

**IN WITNESS WHEREOF**, the undersigned has set his hand hereto as of this 11th day of March, 2008.

By: /s/ Kevin M. Carney

**Kevin M. Carney**
**Chief Financial Officer**
*(Principal Financial and Accounting Officer)*

"This certification accompanies the Form 10-K to which it relates, is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of Website Pros, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the Form 10-K), irrespective of any general incorporation language contained in such filing."

**WEBSITE PROS, INC.**
12375 Gran Bay Parkway West, Building 200
Jacksonville, Florida 32258

**NOTICE OF ANNUAL MEETING OF STOCKHOLDERS**

**To Be Held On May 13, 2008**

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of **WEBSITE PROS, INC.**, a Delaware corporation (the "Company"). The meeting will be held on **Tuesday, May 13, 2008** at 10:30 a.m. local time at the Sawgrass Marriott, 1000 PGA TOUR Boulevard, Ponte Vedra Beach, FL 32082 for the following purposes:

1. To elect three directors to hold office until the 2011 Annual Meeting of Stockholders.

2. To approve a Certificate of Amendment to the Certificate of Incorporation.

3. To approve the 2008 Equity Incentive Plan.

4. To ratify the selection of Ernst & Young LLP as the independent registered public accounting firm of the Company for its fiscal year ending December 31, 2008.

5. To conduct any other business properly brought before the meeting.

These items of business are more fully described in the Proxy Statement accompanying this Notice.

The record date for the Annual Meeting is March 19, 2008. Only stockholders of record at the close of business on that date may vote at the meeting or any adjournment thereof.

By Order of the Board of Directors

Kevin M. Carney
Secretary

Jacksonville, Florida
April 14, 2008

**You are cordially invited to attend the meeting in person. Whether or not you expect to attend the meeting, please complete, date, sign and return the enclosed proxy, or vote over the telephone or the Internet as instructed in these materials, as promptly as possible in order to ensure your representation at the meeting. A return envelope (which is postage prepaid if mailed in the United States) is enclosed for your convenience. Even if you have voted by proxy, you may still vote in person if you attend the meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain a proxy issued in your name from that record holder.**

**WEBSITE PROS, INC.**
12375 Gran Bay Parkway West, Building 200
Jacksonville, Florida 32258

**PROXY STATEMENT**
**FOR THE ANNUAL MEETING OF STOCKHOLDERS**

**May 13, 2008**

## QUESTIONS AND ANSWERS ABOUT THIS PROXY MATERIAL AND VOTING

**Why am I receiving these materials?**

We sent you this proxy statement and the enclosed proxy card because the Board of Directors of WEBSITE PROS, INC. (sometimes referred to as the "Company" or "Website Pros") is soliciting your proxy to vote at the Annual Meeting of Stockholders. You are invited to attend this annual meeting to vote on the proposals described in this proxy statement. However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return the enclosed proxy card, or follow the instructions below to submit your proxy over the telephone or on the Internet.

The Company intends to mail this proxy statement and accompanying proxy card on or about April 14, 2008 to all stockholders of record entitled to vote at the annual meeting.

**Who can vote at the annual meeting?**

Only stockholders of record at the close of business on March 19, 2008 will be entitled to vote at the annual meeting. On this record date, there were 27,609,540 shares of common stock outstanding and entitled to vote.

*Stockholder of Record: Shares Registered in Your Name*

If on March 19, 2008 your shares were registered directly in your name with Website Pros' transfer agent, Computershare Trust Company, N.A., then you are a stockholder of record. As a stockholder of record, you may vote in person at the meeting or vote by proxy. Whether or not you plan to attend the meeting, we urge you to fill out and return the enclosed proxy card or vote by proxy over the telephone or on the Internet as instructed below to ensure your vote is counted.

*Beneficial Owner: Shares Registered in the Name of a Broker or Bank*

If on March 19, 2008 your shares were held, not in your name, but rather in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered to be the stockholder of record for purposes of voting at the annual meeting. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the annual meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker or other agent.

**What am I voting on?**

There are four matters scheduled for a vote:

- Election of three directors;
- Approval of a Certificate of Amendment to Website Pros' Certificate of Incorporation changing the name of the company to "Web.com, Inc.";
- Adoption of our 2008 Equity Incentive Plan (the "2008 Plan"); and

- Ratification of Ernst & Young LLP as the independent registered public accounting firm of the Company for its fiscal year ending December 31, 2008.

**How do I vote?**

You may either vote "For" all the nominees to the Board of Directors or you may "Withhold" your vote for any nominee you specify. You may vote "For" or "Against," or abstain from voting with respect to, the approval of the Certificate of Amendment to the Certificate of Incorporation, the adoption of the 2008 Plan and the ratification of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2008. The procedures for voting are fairly simple:

*Stockholder of Record: Shares Registered in Your Name*

If you are a stockholder of record, you may vote in person at the annual meeting, vote by proxy using the enclosed proxy card, vote by proxy over the telephone, or vote by proxy on the Internet. Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person if you have already voted by proxy.

- To vote in person, come to the annual meeting and we will give you a ballot when you arrive.

- To vote using the proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us before the annual meeting, we will vote your shares as you direct.

- To vote over the telephone, dial toll-free 1-800-652-VOTE (8683) using a touch-tone phone and follow the recorded instructions. You will be asked to provide your holder account number and proxy access number from the enclosed proxy card. Your vote must be received by 1:00 a.m. Eastern Time on May 13, 2008 to be counted.

- To vote on the Internet, go to www.investorvote.com to complete an electronic proxy card. You will be asked to provide your holder account number and proxy access number from the enclosed proxy card. Your vote must be received by 1:00 a.m. Eastern Time on May 13, 2008 to be counted.

*Beneficial Owner: Shares Registered in the Name of Broker or Bank*

If you are a beneficial owner of shares registered in the name of your broker, bank, or other agent, you should have received a proxy card and voting instructions with these proxy materials from that organization rather than from Website Pros. Simply complete and mail the proxy card to ensure that your vote is counted. Alternatively, you may vote by telephone or over the Internet as instructed by your broker or bank. To vote in person at the annual meeting, you must obtain a valid proxy from your broker, bank, or other agent. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a proxy form.

**We provide Internet proxy voting to allow you to vote your shares on-line, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your Internet access, such as usage charges from Internet access providers and telephone companies.**

**How many votes do I have?**

You have one vote for each share of common stock you own as of the close of business on March 19, 2008.

**What if I return a proxy card but do not make specific choices?**

If you return a signed and dated proxy card without marking any voting selections, your shares will be voted "For" the election of all three nominees, "For" approval of the Certificate of Amendment to the Certificate of

Incorporation, "For" adoption of the 2008 Plan, and "For" the ratification of Ernst & Young LLP as the independent registered public accounting firm for the fiscal year ending December 31, 2008. If any other matter is properly presented at the meeting, your proxy (one of the individuals named on your proxy card) will vote your shares using his or her best judgment.

**Who is paying for this proxy solicitation?**

We will pay for the entire cost of soliciting proxies. In addition to these mailed proxy materials, our directors and employees may also solicit proxies in person, by telephone, or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. We may also reimburse brokerage firms, banks, and other agents for the cost of forwarding proxy materials to beneficial owners.

**What does it mean if I receive more than one proxy card?**

If you receive more than one proxy card, your shares are registered in more than one name or are registered in different accounts. Please complete, sign and return **each** proxy card to ensure that all of your shares are voted.

**Can I change my vote after submitting my proxy?**

Yes. You can revoke your proxy at any time before the final vote at the meeting. If you are the record holder of your shares, you may revoke your proxy in any one of three ways:

- You may submit another properly completed proxy card with a later date.
- You may send a written notice that you are revoking your proxy to Website Pros' Corporate Secretary at 12375 Gran Bay Parkway West, Building 200, Jacksonville, Florida 32258.
- You may attend the annual meeting and vote in person. Simply attending the meeting will not, by itself, revoke your proxy.

If your shares are held by your broker or bank as a nominee or agent, you should follow the instructions provided by your broker or bank.

**When are stockholder proposals due for next year's annual meeting?**

To be considered for inclusion in next year's proxy materials, your proposal must be submitted in writing by January 13, 2009, to the Corporate Secretary of Website Pros at 12375 Gran Bay Parkway West, Building 200, Jacksonville, Florida 32258.

A stockholder nomination for director or a proposal that will not be included in next year's proxy materials, but that a stockholder intends to present in person at next year's Annual Meeting, must comply with the notice, information and consent provisions contained in the Company's Bylaws. In part, the Bylaws provide that to timely submit a proposal or nominate a director you must do so by submitting the proposal or nomination in writing, to the Company's Corporate Secretary at the Company's principal executive offices no later than the close of business on February 13, 2009 (90 days prior to the first anniversary of the 2008 Annual Meeting Date) nor earlier than the close of business on January 14, 2009 (120 days prior to the first anniversary of the 2008 Annual Meeting date). In the event that the Company sets an Annual Meeting date for 2009 that is not within 30 days before or after the anniversary of the 2008 Annual Meeting date, notice by the stockholder must be received no later than the close of business on the 120th day prior to the 2009 Annual Meeting and not later than the close of business on the later of the 90th day prior to the 2009 Annual Meeting or the 10th day following the day on which public announcement of the date of the 2009 Annual Meeting is first made. The Company's Bylaws contain additional requirements to properly submit a proposal or nominate a director. If you plan to submit a proposal or nominate a director, please review the Company's Bylaws carefully. You may obtain a copy of the Company's Bylaws by mailing a request in writing to the Corporate Secretary of Website Pros at 12375 Gran Bay Parkway West, Building 200, Jacksonville, Florida 32258.

**How are votes counted?**

Votes will be counted by the inspector of elections appointed for the meeting, who will separately count "For" and "Withhold" and, with respect to proposals other than the election of directors, "Against" votes, abstentions and broker non-votes. Abstentions will be counted towards the vote total for each proposal and will have the same effect as "Against" votes. Broker non-votes have no effect and will not be counted towards the vote total for any proposal.

If your shares are held by your broker as your nominee (that is, in "street name"), you will need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker to vote your shares. If you do not give instructions to your broker, your broker can vote your shares with respect to "discretionary" items, but not with respect to "non-discretionary" items. Discretionary items are proposals considered routine under the rules of the New York Stock Exchange ("NYSE") on which your broker may vote shares held in street name in the absence of your voting instructions. On non-discretionary items for which you do not give your broker instructions, the shares will be treated as broker non-votes.

**How many votes are needed to approve each proposal?**

- For the election of directors, the three nominees receiving the most "For" votes (among votes properly cast in person or by proxy) will be elected. Only votes "For" or "Withheld" will affect the outcome.
- To be approved, Proposal 2—Approval of the Certificate of Amendment must receive a "For" vote from the majority of shares present and entitled to vote either in person or by proxy. If you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect.
- To be approved, Proposal 3—Adoption of the 2008 Equity Incentive Plan must receive a "For" vote from the majority of shares present and entitled to vote either in person or by proxy. If you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect.
- To be approved, Proposal 4—Ratification of Ernst & Young LLP as independent registered public accounting firm for the Company for its fiscal year ending December 31, 2008 must receive a "For" vote from the majority of shares present and entitled to vote either in person or by proxy. If you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect.

**What is the quorum requirement?**

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if a majority of the outstanding shares are represented by stockholders present at the meeting or by proxy. On the record date, there were 27,609,540 shares outstanding and entitled to vote. Thus at least 13,804,771 shares must be represented by stockholders present at the meeting or by proxy to have a quorum.

Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other nominee) or if you vote in person at the meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, either the chairman of the meeting or a majority of the votes present at the meeting may adjourn the meeting to another date.

**How can I find out the results of the voting at the annual meeting?**

Preliminary voting results will be announced at the annual meeting. Final voting results will be published in the Company's quarterly report on Form 10-Q for the second quarter of 2008.

## PROPOSAL 1

### ELECTION OF DIRECTORS

Website Pros' Board of Directors is divided into three classes. Each class consists, as nearly as possible, of one-third of the total number of directors, and each class has a three-year term. Vacancies on the Board may be filled only by persons elected by a majority of the remaining directors. A director elected by the Board to fill a vacancy in a class shall serve for the remainder of the full term of that class, and until the director's successor is elected and qualified or until the director's death, resignation or removal. This includes vacancies created by an increase in the number of directors.

The Board of Directors presently has seven members. There are three directors in the class whose term of office expires in 2008. Mr. Brown, our Chief Executive Officer, was appointed to the Board of Directors in August 1999 in connection with Website Pros' acquisition of Atlantic Teleservices. Mr. Maudlin was appointed to the Board of Directors in February 2002 in connection with Website Pros' acquisition of Innuity, Inc. and was appointed Lead Director in January 2007. Mr. Kazerani was appointed to the Board of Directors in September 2007, in connection with Website Pros' acquisition of Web.com. If elected at the annual meeting, each of these nominees would serve until the 2011 annual meeting and until his successor is elected and has qualified, or until the director's death, resignation or removal.

It is the Company's policy to encourage directors and nominees for director to attend the annual meeting, and three directors attended the Company's 2007 Annual Meeting.

The following is a brief biography of the nominees for election at the 2008 Annual Meeting and each director whose term will continue after the annual meeting.

### NOMINEES FOR ELECTION FOR A THREE-YEAR TERM EXPIRING AT THE 2011 ANNUAL MEETING

***David L. Brown***, age 54, has served as our Chief Executive Officer since August 2000 and as a member of our Board of Directors since August 1999. Mr. Brown served as our President from August 1999 until March 2000 and from August 2000 until September 2007. Mr. Brown was employed by Atlantic Partners Group, a private equity firm, from March 2000 until August 2000. Prior to joining us, Mr. Brown founded Atlantic Teleservices, a technology services company, in 1997 and served as its Chief Executive Officer from 1997 until its acquisition by us in August 1999. Mr. Brown holds a B.A. from Harvard University.

***Timothy I. Maudlin,*** age 57, has served as a member of our Board of Directors since February 2002 and was appointed Lead Director in January 2007. Mr. Maudlin currently serves on the board of directors for Sucampo Pharmaceutical, Inc. (NASDAQ: SCMP), a position held since September 2006, and is a member of its Audit Committee and its Nominating and Corporate Governance Committee. Mr. Maudlin also serves on the board of directors for several private companies. Mr. Maudlin served as a managing partner of Medical Innovation Partners, a venture capital firm, from 1989 until 2007. From 1999 to 2001, he served as a principal and as Chief Financial Officer of Venturi Group, LLC, an incubator and venture capital firm. From February 2005 until June 2006, Mr. Maudlin served as chairman of the board of directors of Curative Health Services, Inc. ("Curative"), a biopharmaceutical company. In March 2006, Curative filed a voluntary petition for bankruptcy under Chapter 11 and in June 2006, it emerged from bankruptcy. He is a certified public accountant and holds a B.A. from St. Olaf College and a M.M. from Kellogg School of Management at Northwestern University.

***Alex Kazerani,*** age 35, has served as a member of our Board of Directors since September 30, 2007. From August 2005 until joining our Board of Directors, Mr. Kazerani served on Web.com's board of directors. Mr. Kazerani is currently Chief Executive Officer of EdgeCast Networks Inc., where he has served since August of 2006. Prior to co-founding EdgeCast, he was the Chairman and Chief Executive Officer of KnowledgeBase.net, a hosted enterprise knowledge management company with many fortune 1000 customers that he started in 2001. Additionally, Mr. Kazerani was the founder of HostPro, an industry-leading web hosting and application services provider that was acquired by Micron Electronics in August of 1999. Mr. Kazerani has extensive experience developing and designing technology solutions and operations for web hosting applications and data center build-outs. Mr. Kazerani earned a B.A. degree in International Relations and Economics from Tufts University.

**THE BOARD OF DIRECTORS RECOMMENDS**

**A VOTE IN FAVOR OF EACH NAMED NOMINEE.**

**DIRECTORS CONTINUING IN OFFICE UNTIL THE 2009 ANNUAL MEETING**

***Hugh M. Durden***, age 65, has served as a member of our Board of Directors since January 2006. Mr. Durden is currently a director of The St. Joe Company, a real estate development company, and the chairman of the Alfred I. duPont Testamentary Trust. Prior to serving as chairman, Mr. Durden served as the representative of the corporate trustee of the DuPont Trust from July 1997 until December 2004. Prior to joining the DuPont Trust, Mr. Durden served as president of Wachovia Corporate Services, a banking corporation, from January 1994 until December 2000. Mr. Durden holds a B.A. from Princeton University and a M.B.A. from Tulane University.

***Jeffrey M. Stibel,*** age 34, has served as a member of our Board of Directors since September 30, 2007, when he also assumed the role of President. From August 2005 until joining Website Pros upon Website Pros' acquisition of Web.com, Mr. Stibel was the President and Chief Executive Officer of Web.com, and a member of its board of directors. From August 2000 to August 2005, Stibel held executive positions at United Online, Inc. (NASDAQ: UNTD), a technology company that owns and operates branded ISPs (NetZero, Juno and BlueLight Internet) and Web services (Classmates.com, MySite, PhotoSite and FreeServers). Mr. Stibel currently serves on the board of directors for Autobytel (NASDAQ: ABTL) and several private companies. He also serves on the board of Brown University's Entrepreneurship Program and Tufts University's Gordon Center for Leadership. Mr. Stibel received a master's degree from Brown University and studied business and brain science at MIT's Sloan School of Management and at Brown University, where he was a Brain and Behavior Fellow.

**DIRECTORS CONTINUING IN OFFICE UNTIL THE 2010 ANNUAL MEETING**

***Julius Genachowski,*** age 45, has served as a member of our Board of Directors since January 2006. Mr. Genachowski is co-founder and managing director of Rock Creek Ventures and a special advisor at General Atlantic. From 1997 until 2005, Mr. Genachowski served in senior executive positions at IAC/InterActiveCorp, a publicly-traded e-commerce and media company. His positions at IAC included Chief of Business Operations, General Counsel and member of the Office of the Chairman. Prior to joining IAC, Mr. Genachowski served as Chief Counsel to the Chairman of the Federal Communications Commission. Prior to joining the FCC, he served as a law clerk to U.S. Supreme Court Justice David H. Souter and, before that, to retired U.S. Supreme Court Justice William J. Brennan, Jr., and to Chief Judge Abner J. Mikva of the U.S. Court of Appeals for the D.C. Circuit. He has served as an aide to U.S. Senator (then Representative) Charles E. Schumer, and to the House Iran-Contra Committee. Mr. Genachowski holds a B.A. from Columbia University and a J.D. from Harvard Law School.

***Robert S. McCoy, Jr.***, age 69, has served as a member of our Board of Directors since March 28, 2007. Mr. McCoy has been a director of Krispy Kreme Doughnuts, Inc. since November 2003 and is currently the Chairman of its Audit Committee and a member of its Governance Committee. Mr. McCoy has been a director of MedCath Corporation since October 2003 and is currently the Chairman of its Audit Committee and a member of its Compliance Committee and Governance and Nominating Committee. Mr. McCoy retired in September 2003 as Vice Chairman and Chief Financial Officer of Wachovia Corporation, a diversified financial services company, where he had been a senior executive officer since 1991.

**INDEPENDENCE OF THE BOARD OF DIRECTORS**

As required under The NASDAQ Global Market ("Nasdaq") listing standards, a majority of the members of a listed company's Board of Directors must qualify as "independent," as affirmatively determined by the Board of Directors. The Board consults with the Company's counsel to ensure that the Board's determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in pertinent listing standards of Nasdaq, as in effect from time to time.

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his or her family members, and the Company, its senior management and its independent registered public accounting firm, the Board affirmatively has determined that the following directors are independent directors within the meaning of the applicable Nasdaq listing standards: Mr. Durden, Mr. Genachowski, Mr. Kazerani, Mr. Maudlin, and Mr. McCoy. In making this determination, the Board found that none of the directors or nominees for director have a material or other disqualifying relationship with the Company. Mr. Brown, the Chief Executive Officer of the Company, and Mr. Stibel, the President of the Company, are not independent directors.

**INFORMATION REGARDING THE BOARD OF DIRECTORS AND ITS COMMITTEES**

On January 25, 2007, the Board of Directors documented the governance practices followed by the Company by adopting Corporate Governance Principles to assure that the Board will have the necessary authority and practices in place to review and evaluate the Company's business operations as needed and to make decisions that are independent of the Company's management. The principles are also intended to align the interests of directors and management with those of the Company's stockholders. The Corporate Governance Principles set forth the practices the Board will follow with respect to board composition and selection, board meetings and involvement of senior management, Chief Executive Officer performance evaluation and succession planning, and board committees and compensation. The Corporate Governance Principles were adopted by the Board to, among other things, reflect changes to the Nasdaq listing standards and Securities and Exchange Commission rules adopted to implement provisions of the Sarbanes-Oxley Act of 2002. The Corporate Governance Principles, as well as the charters for each committee of the Board, may be viewed at *http://ir.websitepros.com/documents.cfm*.

As required under applicable Nasdaq listing standards, in the fiscal year ended December 31, 2007, the Company's independent directors met three times in regularly scheduled executive sessions at which only independent directors were present. Mr. Maudlin, Lead Director and chairman of the Audit Committee, presided over the executive sessions. Persons interested in communicating with the independent directors with their concerns or issues may address correspondence to a particular director, or to the independent directors generally, in care of Website Pros at 12375 Gran Bay Parkway West, Building 200, Jacksonville, Florida 32258. If no particular director is named, letters will be forwarded, depending on the subject matter, to the Chairman of the Audit, Compensation, or Nominating and Corporate Governance Committee.

The Board has three committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. The following table provides the current membership and the meeting information for the fiscal year ended December 31, 2007 for each of the Board committees:

| Name | Audit | Compensation | Nominating and Corporate Governance |
|---|---|---|---|
| Hugh M. Durden | X | | X* |
| Julius Genachowski | | X* | X |
| Alex Kazerani (1) | | | X |
| Timothy I. Maudlin | X* | X | |
| Robert S. McCoy, Jr. | X | X | |
| Total meetings in fiscal year 2007 | 5 | 6 | 4 |

* Committee Chairperson
(1) Appointed effective September 30, 2007, in connection with our acquisition of Web.com, Inc.

Below is a description of each committee of the Board of Directors. The Board of Directors has determined that each member of each committee meets the applicable rules and regulations regarding "independence" and that each member is free of any relationship that would interfere with his or her individual exercise of independent judgment with regard to the Company.

## AUDIT COMMITTEE

The Audit Committee of the Board of Directors oversees the Company's corporate accounting and financial reporting process. For this purpose, the Audit Committee performs several functions. The Audit Committee evaluates the performance of and assesses the qualifications of the independent registered public accounting firm; determines and approves the engagement of the independent registered public accounting firm; determines whether to retain or terminate the existing independent registered public accounting firm or to appoint and engage a new independent registered public accounting firm; reviews and approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent registered public accounting firm on the Company's audit engagement team as required by law; confers with management and the independent registered public accounting firm regarding the effectiveness of internal controls over financial reporting; establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and meets to review the company's annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operation" set forth in the Company's quarterly reports on Form 10-Q and annual report on Form 10-K. In the fiscal year ended December 31, 2007, the Audit Committee met four times in executive session with the Company's independent auditor.

Our Audit Committee charter can be found on our corporate website at *http://ir.websitepros.com/documents.cfm*. The Board of Directors annually reviews the Nasdaq listing standards definition of independence for Audit Committee members and has determined that all members of the Company's Audit Committee are independent (as required by Rule 4350(d)(2)(A)(i) and (ii) of the Nasdaq listing standards). The Board of Directors has determined that Mr. Maudlin qualifies as an "audit committee financial expert," as defined in applicable SEC rules. The Board made a qualitative assessment of Mr. Maudlin's level of knowledge and experience based on a number of factors, including his formal education and experience as an audit manager with Arthur Andersen and as a chief financial officer.

## COMPENSATION COMMITTEE

The Compensation Committee of the Board of Directors reviews and approves the overall compensation policies, plans and programs for the Company. The Compensation Committee reviews and approves corporate performance goals and objectives relevant to the compensation of the Company's independent directors, executive officers and other senior management; determines and approves the compensation and other terms of employment of the Company's Chief Executive Officer; reviews and approves the compensation and other terms of employment of the other executive officers; administers the Company's stock option and purchase plans, pension and profit sharing plans, stock bonus plans, deferred compensation plans and other similar programs; and reviews succession planning for executive positions. Commencing this year, the Compensation Committee also began to review with management the Company's Compensation Discussion and Analysis and to consider whether to recommend that it be included in proxy statements and other filings. Our Compensation Committee charter can be found on our corporate website at *http://ir.websitepros.com/documents.cfm*. All members of the Company's Compensation Committee are independent (as independence is currently defined in Rule 4200(a)(15) of the Nasdaq listing standards).

The Compensation Committee meets regularly in executive session. In addition, various members of management and other employees as well as outside advisors or consultants are invited by the Compensation Committee to make presentations, provide financial or other background information or advice or otherwise participate in Compensation Committee meetings. The Chief Executive Officer may not participate in or be present during any deliberations or determinations of the Compensation Committee regarding his compensation or individual performance objectives. The charter of the Compensation Committee grants the Compensation Committee full access to all books, records, facilities and personnel of the Company, as well as authority to obtain, at the expense of the Company, advice and assistance from internal and external legal, accounting or other advisors and consultants and other external resources that the Compensation Committee considers necessary or appropriate in the performance of its duties. In particular, the Compensation Committee has the authority to retain compensation consultants to assist in its evaluation of executive and director compensation, including the sole authority to approve the consultant's reasonable fees and other retention terms.

In connection with setting executive compensation for fiscal 2008, the Compensation Committee engaged an outside compensation consulting firm to evaluate the Company's existing compensation strategy and practices in supporting and reinforcing the Company's long-term strategic goals and to assist in refining the Company's compensation strategy. As part of its engagement, the compensation consulting firm developed a comparative group of companies and performed analyses of competitive performance and compensation levels for that group. At the request of the Compensation Committee, the compensation consulting firm also conducted individual interviews with members of the Compensation Committee and certain employees identified by the Compensation Committee to learn more about the Company's business operations and strategy, key performance metrics and strategic goals, as well as the labor markets in which the Company competes. The compensation consulting firm developed recommendations that were presented to the Compensation Committee for its consideration. Following an active dialogue with the compensation consulting firm, the Compensation Committee recommended that the Board of Directors approve modified recommendations of the compensation consulting firm.

Under its charter, the Compensation Committee may form and delegate authority to subcommittees as appropriate, including, but not limited to, a subcommittee composed of one or more members of the Board to grant stock awards under the Company's equity incentive plans to persons who are not (a) "Covered Employees" under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"); (b) individuals with respect to whom the Company wishes to comply with Section 162(m) of the Code or (c) then subject to Section 16 of the Exchange Act. Prior to October 26, 2006, the Compensation Committee had delegated authority to the Chief Executive Officer to grant options under the Company's 2005 Equity Incentive Plan in amounts not exceeding 5,000 shares per grant. In 2006, the Chief Executive Officer exercised this authority to grant options covering a total of 36,400 shares. On October 26, 2006, in order to implement best practices regarding equity grants the Compensation Committee withdrew this authority and determined that the Compensation Committee would act on all awards under the 2005 Equity Incentive Plan at its regularly scheduled meetings.

Historically, the Compensation Committee has made most significant adjustments to annual compensation, determined bonus and equity awards and established new performance objectives at one or more meetings held during the first quarter of the year. However, the Compensation Committee also considers matters related to individual compensation as necessary throughout the year. For executives other than the Chief Executive Officer, the Compensation Committee solicits and considers evaluations and recommendations submitted to the Compensation Committee by the Chief Executive Officer. In the case of the Chief Executive Officer, the evaluation of his performance is conducted by the Compensation Committee, which determines any adjustments to his compensation as well as awards to be granted. For all executives and directors, as part of its deliberations, the Compensation Committee may review and consider materials such as financial reports and projections, operational data, tax and accounting information, tally sheets that set forth the total compensation that may become payable to executives in various hypothetical scenarios, executive and director stock ownership information, company stock performance data, analyses of historical executive compensation levels and current Company-wide compensation levels, and recommendations of the Compensation Committee's compensation consultant, including analyses of executive and director compensation paid at other companies identified by the compensation consulting firm.

The specific determinations with respect to executive compensation for fiscal 2008 are described in greater detail in the Compensation Discussion and Analysis section of this Proxy Statement.

## NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

The Nominating and Corporate Governance Committee of the Board of Directors is responsible for identifying, reviewing and evaluating candidates to serve as directors of the Company, reviewing and evaluating incumbent directors, recommending to the Board for selection candidates for election to the Board of Directors, making recommendations to the Board regarding the membership of the committees of the Board, assessing the performance of the Board and developing a set of corporate governance principles for the Company. Our Nominating and Corporate Governance Committee charter can be found on our corporate website at *http://ir.websitepros.com/documents.cfm* . All members of the Nominating and Corporate Governance Committee are independent (as independence is currently defined in Rule 4200(a)(15) of the Nasdaq listing standards).

The Nominating and Corporate Governance Committee believes that candidates for director should have certain minimum qualifications, including being able to read and understand basic financial statements, being over 21 years of age and having the highest personal integrity and ethics. The Nominating and Corporate Governance Committee also intends to consider such factors as possessing relevant expertise upon which to be able to offer advice and guidance to management, having sufficient time to devote to the affairs of the Company, demonstrated excellence in his or her field, having the ability to exercise sound business judgment and having the commitment to rigorously represent the long-term interests of the Company's stockholders. However, the Nominating and Corporate Governance Committee retains the right to modify these qualifications from time to time. Candidates for director nominees are reviewed in the context of the current composition of the Board, the operating requirements of the Company and the long-term interests of stockholders. In conducting this assessment, the Nominating and Corporate Governance Committee considers diversity, age, skills, and such other factors as it deems appropriate given the current needs of the Board and the Company, to maintain a balance of knowledge, experience and capability.

In the case of incumbent directors whose terms of office are set to expire, the Nominating and Corporate Governance Committee reviews such directors' overall service to the Company during their term, including the number of meetings attended, level of participation, quality of performance, and any other relationships and transactions that might impair such directors' independence. In the case of new director candidates, the Nominating and Corporate Governance Committee also determines whether the nominee must be independent for Nasdaq purposes, which determination is based upon applicable Nasdaq listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The Nominating and Corporate Governance Committee then uses its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. The Nominating and Corporate Governance Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the Board. The Nominating and Corporate Governance Committee meets to discuss and consider such candidates' qualifications and then selects a nominee for recommendation to the Board by majority vote. To date, the Nominating and Corporate Governance Committee has not paid a fee to any third party to assist in the process of identifying or evaluating director candidates. To date, the Nominating and Corporate Governance Committee has not rejected a timely director nominee from a stockholder or stockholders holding more than 5% of our voting stock.

At this time, the Nominating and Corporate Governance Committee does not consider director candidates recommended by stockholders. The Nominating and Corporate Governance Committee believes that it is in the best position to identify, review, evaluate and select qualified candidates for Board membership, based on the comprehensive criteria for Board membership approved by the Board.

### COMPENSATION OF DIRECTORS

Until January 25, 2007, each non-employee director of the Company received a payment of $1,000 for each in-person meeting of the Board of Directors or any committee thereof attended by such non-employee director and $250 for any telephonic meeting of the Board of Directors or any committee thereof attended by such non-employee director.

On January 25, 2007, the Board of Directors completed a review of compensation for non-employee directors. The review included a study performed by a compensation consulting firm. Based on the analysis, and the increased responsibility and time commitment associated with Board and committee service, effective January 26, 2007, the Company began paying a quarterly retainer as follows:

| Position | Quarterly Retainer ($) |
|---|---|
| Non-Employee, Non-Chair Board Member | 4,000 |
| Audit Committee Chair | 5,000 |
| Compensation Committee Chair | 4,500 |
| Nominating and Corporate Governance Committee Chair | 4,250 |

Also effective January 26, 2007, the Company began paying per meeting fees of $1,500 for Tier I meetings and $750 for Tier II meetings. The determination of Tier I and II meetings is at the discretion of the chairman of the Board of Directors and is primarily based on the items to be reviewed and/or acted on at the meeting. The members of the Board of Directors are also eligible for reimbursement for their expenses incurred in attending Board meetings in accordance with Company policy.

During 2007, each non-employee director of the Company also received stock option grants under the 2005 Non-Employee Directors' Stock Option Plan (the "2005 Directors Plan"). Only non-employee directors of the Company are eligible to receive options under the 2005 Directors Plan. Options granted under the 2005 Directors Plan are intended by the Company not to qualify as incentive stock options under the Internal Revenue Code.

Pursuant to the original terms of the 2005 Directors Plan, any individual who served as a non-employee director upon the effectiveness of the Company's initial public offering, or became a non-employee director after the Company's initial public offering and prior to January 25, 2007 was automatically granted an initial option to purchase 40,000 shares of common stock. The initial grants issued upon the effectiveness of the initial public offering have an exercise price per share equal to $10.00, the price per share in the Company's initial public offering. The shares subject to each initial grant vest in a series of 36 successive equal monthly installments measured from the date of grant.

On January 25, 2007, the Board of Directors approved, upon the recommendation of the Compensation Committee and subject to stockholder approval, an amendment to the 2005 Directors Plan to modify, among other things, the initial and annual grants to non-employee directors by providing for restricted stock grants and reducing the size of the option grants. This amendment was approved by our stockholders at the 2007 annual meeting of stockholders.

During the last completed fiscal year, the Company granted under the 2005 Directors Plan 4,250 shares of restricted stock and options covering 8,500 shares of common stock to each non-employee then serving as director of the Company and additional options covering 5,000, 3,000 and 2,000 for the individuals who were serving as the chairperson of each of the audit committee, compensation committee and the nominating and corporate governance committee, respectively, immediately following the 2007 Annual Meeting of Stockholders, at an exercise price per share of $8.70, the fair market value of such shares at such time. The shares subject to such options vest in a series of 12 successive equal monthly installments measured from the date of grant and the shares of restricted stock vest on the first anniversary of the date of grant. The Company granted initial options covering 40,000 shares to a new director with an exercise price of $8.90, vesting monthly over three years. The Company granted initial options covering 25,000 shares with an exercise price of $8.90, vesting monthly over three years, and 12,500 shares of restricted stock, vesting annually over three years, to another new director. As of March 19, 2008, no options had been exercised under the 2005 Directors Plan. In connection with Mr. Durity's resignation upon the Web.com acquisition, and in recognition of his service to Website Pros, the board of directors modified the equity grants held by Mr. Durity so that any restricted stock and any options to purchase Website Pros common stock held by him immediately prior to the closing to the Web.com acquisition became fully vested and extended the time period in which Mr. Durity would have to exercise any stock option to the end of the term of each such option.

The following table provides information for fiscal 2007 compensation for non-employee directors who served during fiscal 2007.

| Name | Fees Earned or Paid in Cash | Stock Awards (1) | Option Awards (1) | Total |
|---|---|---|---|---|
| Hugh M. Durden(2) | $ 32,768 | $ 23,978 | $ 144,865 | $ 201,611 |
| G. Harry Durity (3) | $ 25,340 | $ 41,935 | $ 227,284 | $ 294,559 |
| Julius Genachowski (4) | $ 31,945 | $ 23,978 | $ 147,884 | $ 203,807 |
| Alex Kazerani (5) | $ 5,500 | $ 10,986 | $ 11,092 | $ 27,578 |
| Timothy I. Maudlin (6) | $ 36,300 | $ 23,978 | $ 167,617 | $ 227,895 |
| Robert S. McCoy, Jr. (7) | $ 22,500 | $ 23,978 | $ 73,308 | $ 119,786 |
| Deven Parekh (8) (9) | $ 5,840 | $ — | $ 50,837 | $ 56,677 |
| George J. Still, Jr. (10) (9) | $ 3,840 | $ — | $ 60,351 | $ 64,191 |

(1) The amounts shown reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007, in accordance with FAS 123(R) and thus includes amounts from awards granted in and prior to 2007. Assumptions used in the calculation of this amount are included in footnote 10 to the Company's audited financial statements for the fiscal year ended December 31, 2007 included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 11, 2008.
(2) Includes an option to purchase 40,000 shares of common stock granted on January 17, 2006 with a grant date fair value (as calculated under FAS 123R for financial reporting purposes) of $88,897, an option to purchase 10,000 shares of common stock granted on May 9, 2006 with a grant date fair value (as calculated under FAS 123R for financial reporting purposes) of $24,813, an option to purchase 10,500 shares of common stock granted on May 8, 2007 with a grant date fair value (as calculated under FAS 123R for financial reporting purposes) of $31,154 and 4,250 shares of restricted common stock granted on May 8, 2007 with a grant date fair value (as calculated under FAS 123R for financial reporting purposes) of $23,978. As of December 31, 2007, the director had options outstanding to purchase 60,500 shares of common stock.
(3) Includes an option to purchase 40,000 shares of common stock granted on January 17, 2006 with a grant date fair value (as calculated under FAS 123R for financial reporting purposes) of $156,244, an option to purchase 10,000 shares of common stock granted on May 9, 2006 with a grant date fair value (as calculated under FAS 123R for financial reporting purposes) of $24,813, an option to purchase 8,500 shares of common stock granted on May 8, 2007 with a grant date fair value (as calculated under FAS 123R for financial reporting purposes) of $46,226 and 4,250 shares of restricted common stock granted on May 8, 2007 with a grant date fair value (as calculated under FAS 123R for financial reporting purposes) of $41,935. As of December 31, 2007, the director had options outstanding to purchase 58,500 shares of common stock. Effective September 30, 2007, Mr. Durity resigned from the Board of Directors in connection with our transaction with Web.com.
(4) Includes an option to purchase 40,000 shares of common stock granted on January 17, 2006 with a grant date fair value (as calculated under FAS 123R for financial reporting purposes) of $88,897, an option to purchase 10,000 shares of common stock granted on May 9, 2006 with a grant date fair value (as calculated under FAS 123R for financial reporting purposes) of $24,813, an option to purchase 11,500 shares of common stock granted on May 8, 2007 with a grant date fair value (as calculated under FAS 123R for financial reporting purposes) of $34,124 and 4,250 shares of restricted common stock granted on May 8, 2007 with a grant date fair value (as calculated under FAS 123R for financial reporting purposes) of $23,978. As of December 31, 2007, the director had options outstanding to purchase 61,500 shares of common stock.
(5) Includes an option to purchase 25,000 shares of common stock granted on October 1, 2007 with a grant date fair value (as calculated under FAS 123R for financial reporting purposes) of $11,092 and 12,500 shares of restricted common stock granted on October 1, 2007 with a grant date fair value (as calculated under FAS 123R for financial reporting purposes) of $10,986. As of December 31, 2007, the director had options outstanding to purchase 25,000 shares of common stock. Effective September 30, 2007, Mr. Kazerani joined the Board of Directors in connection with our transaction with Web.com.
(6) Includes an option to purchase 40,000 shares of common stock granted on November 7, 2005 with a grant date fair value (as calculated under FAS 123R for financial reporting purposes) of $90,340, an option to purchase 15,000 shares of common stock granted on May 9, 2006 with a grant date fair value (as calculated under FAS 123R for financial reporting purposes) of $37,221, an option to purchase 13,500 shares of common stock granted on May 8, 2007 with a grant date fair value (as calculated under FAS 123R for financial reporting purposes) of $40,057 and 4,250 shares of restricted common stock granted on May 8, 2007 with a grant date fair value (as calculated under FAS 123R for financial reporting purposes) of $23,978. As of December 31, 2007, the director had 68,500 options outstanding.
(7) Includes an option to purchase 40,000 shares of common stock granted on March 28, 2007 with a grant date fair value (as calculated under FAS 123R for financial reporting purposes) of $48,087, an option to purchase 8,500 shares of common stock granted on May 8, 2007 with a grant date fair value (as calculated under FAS 123R for financial reporting purposes) of $25,221 and 4,250 shares of restricted common stock granted on May 8, 2007 with a grant date fair value (as calculated under FAS 123R for financial reporting purposes) of $23,978. As of December 31, 2007, the director had 48,500 options outstanding. Effective March 28, 2007, Mr. McCoy joined the Board of Directors.
(8) Includes an option to purchase 40,000 shares of common stock granted on November 7, 2005 with a grant date fair value (as calculated under FAS 123R for financial reporting purposes) of $31,811 and an option to purchase 15,000 shares of common stock granted on May 9, 2006 with a grant date fair value (as calculated under FAS 123R for financial reporting purposes) of $19,026. As of December 31, 2007, the director had no options outstanding.

(9) Messrs. Parekh and Still did not stand for reelection to our board of directors and, accordingly, are no longer members of our board of directors effective as of the 2007 annual meeting of stockholders.
(10) Includes an option to purchase 40,000 shares of common stock granted on November 7, 2005 with a grant date fair value (as calculated under FAS 123R for financial reporting purposes) of $31,810.73 and an option to purchase 15,000 shares of common stock granted on May 9, 2006 with a grant date fair value (as calculated under FAS 123R for financial reporting purposes) of $28,539.87. As of December 31, 2007, the director had no options outstanding.

## COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

From January 1, 2007, through September 30, 2007, the Compensation Committee consisted of Messrs. Genachowski (Chair), Durity and Maudlin. Mssrs. Parekh and Still also were members of the Compensation Committee from January 1, 2007 until they ceased to be members of the Board of Directors effective May 8, 2007. From October 1, 2007, through December 31, 2007, the Compensation Committee consisted of Messrs. Genachowski (Chair), Maudlin and McCoy. No member of the Compensation Committee is an officer or employee of Website Pros, and none of our executive officers serve as a member of a compensation committee of any entity that has one or more executive officers serving as a member of our Compensation Committee. Each of our directors holds Website Pros' securities as set forth under the heading "*Security Ownership of Certain Beneficial Owners and Management.*"

## MEETINGS OF THE BOARD OF DIRECTORS

The Board of Directors met seven times during the last fiscal year. Each incumbent Board member attended 75% or more of the aggregate of the meetings of the Board and of the committees on which he served, held during the period for which he was a director or committee member, respectively.

## STOCKHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

The Company's Board has adopted a formal process by which stockholders may communicate with the Board or any of its directors. Stockholders who wish to communicate with the Board may do so by sending written communications addressed to the Corporate Secretary of Website Pros at 12375 Gran Bay Parkway West, Building 200, Jacksonville, Florida 32258. All communications will be compiled by the Secretary of the Company and submitted to the Board or the individual directors on a periodic basis. These communications will be reviewed by one or more employees of the Company designated by the Board, who will determine whether they should be presented to the Board. The purpose of this screening is to allow the Board to avoid having to consider irrelevant or inappropriate communications (such as advertisements, solicitations and communications not requiring Board consideration). The screening procedures have been approved by a majority of the independent directors of the Board. All communications directed to the Audit Committee in accordance with the Company's whistleblower Policy that relate to questionable accounting or auditing matters involving the Company will be promptly and directly forwarded to the Audit Committee.

## CODE OF ETHICS

The Company has adopted the Website Pros, Inc. Code of Conduct that applies to all officers, directors and employees. The Code of Conduct is available on our website at *http://ir.websitepros.com/documents.cfm* . If the Company makes any substantive amendments to the Code of Conduct or grants any waiver from a provision of the Code of Conduct to any executive officer or director, the Company will promptly disclose the nature of the amendment or waiver on its website.

## REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

*The following report of the Audit Committee shall not constitute "soliciting material," shall not be deemed "filed" with the SEC and is not to be incorporated by reference into any of other the Company's filing under the Securities Act or the Exchange Act, except to the extent the Company specifically incorporates this report by reference therein.*

*Communications with Management and Independent Registered Public Accounting Firm*

The Audit Committee has reviewed and discussed our audited financial statements with management. In addition, the Audit Committee has discussed with Ernst & Young LLP, Website Pros' independent registered public accounting firm, the matters required to be discussed by Statement of Auditing Standards No. 61, " *Communications with Audit Committees* ," which includes, among other items, matters related to the conduct of the audit of our financial statements. The Audit Committee has also received written disclosures and the letter from Ernst & Young LLP required by the Independence Standards Board Standard No. 1, which relates to Ernst & Young LLP's independence from Website Pros and its related entities, and has discussed their independence from Website Pros, including whether Ernst & Young LLP's provision of non-audit services was compatible with that independence.

*Committee Member Independence and Financial Expert*

From January 1, 2007, through September 30, 2007, the Audit Committee was comprised of Mr. Maudlin (Chair), Mr. Durden and Mr. Durity, all of whom satisfy the independence criteria of the Nasdaq listing standards for serving on an audit committee. From October 1, 2007, through October 24, 2007, the Audit Committee was comprised of Mr. Maudlin (Chair) and Mr. Durden. From October 25, 2007, through December 31, 2007, the Audit Committee was comprised of Mr. Maudlin (Chair), Mr. Durden, and Mr. McCoy, all of whom satisfy the independence criteria of the Nasdaq listing standards for serving on an audit committee. SEC regulations require Website Pros to disclose whether its Board has determined that a director qualifying as a "financial expert" serves on the Website Pros Audit Committee. Website Pros' Board has determined that Mr. Maudlin qualifies as a "financial expert" within the meaning of such regulations.

*Recommendation Regarding Financial Statements*

Based on the review and discussions referred to above, the Audit Committee recommended to our Board that Website Pros' audited financial statements for the fiscal year ended December 31, 2007, be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

**AUDIT COMMITTEE**
Timothy Maudlin, Chair
Hugh Durden
Robert S. McCoy, Jr.

## PROPOSAL 2

## APPROVAL OF CERTIFICATE OF AMENDMENT TO CERTIFICATE OF INCORPORATION

On January 31, 2008, our Board of Directors approved a Certificate of Amendment to our Certificate of Incorporation, subject to stockholder approval, to effect a corporate name change from Website Pros, Inc. to Web.com, Inc. The Certificate of Amendment is attached hereto as Appendix A.

Our management and our Board of Directors believe that the corporate name change will better align our corporate name with our mission.

The change of our name will not affect in any way the validity of currently outstanding stock certificates or the trading of our securities. Stockholders will not be required to surrender or exchange any stock certificates currently held by them. Website Pros expects to trade on the NASDAQ Global Market under the symbol "WWWW" if the stockholders approve the amendment to the Certificate of Incorporation changing our name to "Web.com, Inc."

Stockholders are requested in this Proposal No. 2 to adopt the amendment to the Certificate of Incorporation. The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the meeting will be required to approve the amendment to the Certificate of Incorporation. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether this matter has been approved.

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 2**

**PROPOSAL 3**
**APPROVAL OF THE ADOPTION OF THE**
**WEBSITE PROS, INC. 2008 EQUITY INCENTIVE PLAN**

We are asking our stockholders to approve the adoption of our 2008 Equity Incentive Plan at the annual meeting of stockholders. In this Proposal, we call this plan the 2008 Plan. On March 31, 2008, our board of directors, or the Board, approved the 2008 Plan, subject to stockholder approval. The 2008 Plan is critical to our ongoing effort to build stockholder value. As discussed in the *Compensation Discussion and Analysis* beginning on page 27 of this proxy statement, equity incentive awards are central to our compensation program. The Board believes that our ability to grant stock awards to new and existing employees has helped and will continue to help us attract, retain, and motivate employees.

**Vote Required and Recommendation of The Board**

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the meeting will be required to approve the adoption of the 2008 Plan. Abstentions and broker non-votes will be counted towards a quorum. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes are not counted for any purpose in determining whether this matter has been approved.

**THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THIS PROPOSAL 3.**

**Summary of the 2008 Plan**

A summary of the principal features of the 2008 Plan follows below. The summary is qualified by the full text of the 2008 Plan that is attached as Appendix B to this proxy statement.

**Types of Awards**

The 2008 Plan provides for the following types of awards: incentive stock options, nonstatutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance stock awards, performance cash awards, and other stock-based awards. In this Proposal, we refer to the various types of stock awards collectively as the stock awards and to the various types of stock awards and cash awards collectively as the awards.

**Eligibility**

Awards may be granted under the 2008 Plan to our employees, directors and consultants. Only our employees may receive incentive stock options. As of March 19, 2008, approximately 722 employees and five non-employee directors were eligible to participate in the 2008 Plan.

**Administration**

The Board, or a committee of the Board, will administer the 2008 Plan. A committee may consist of two or more "non-employee directors" within the meaning of Rule 16b-3 of the Exchange Act, or of two or more "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code of 1980, as amended, or the Code. For grants of awards to employees other than the named executive officers, the 2008 Plan also permits delegation of administration of the 2008 Plan to one or more of our "officers" within the meaning of Section 16 of the Exchange Act, as amended, and the rules and regulations promulgated thereunder.

As administrator of the 2008 Plan, the Board has the authority to implement, construe and interpret its provisions. Among other things, the Board has the power to determine award recipients and the terms of awards including the exercise price, the number of shares subject to each award, the exercisability of stock awards and the form of consideration payable at exercise. The Board has the power to approve forms of award agreements, and to adopt procedures and sub-plans to permit employees, directors or consultants who are foreign nationals or employed outside the United States to participate in the 2008 Plan.

**Prohibition of Repricing**

The 2008 Plan expressly provides that neither the Board nor its committee shall have the authority to reprice any outstanding stock awards under the 2008 Plan or to cancel and re-grant any outstanding stock awards under the 2008 Plan, unless our shareholders have approved such an action within 12 months prior to such an event.

**Stock Subject to the 2008 Plan**

Up to 3,000,000 shares of common stock may be issued pursuant to stock awards granted under the 2008 Plan. As of March 31, 2008, no awards had been granted under the 2008 Plan. The Board or its committee may not provide for the increase in the shares reserved under the 2008 Plan without the approval of a majority of the votes cast in person or by proxy by our shareholders.

The shares of common stock subject to stock awards granted under the 2008 Plan that expire, are forfeited because of a failure to vest, or otherwise terminate without being exercised in full will return to the 2008 Plan and be available for issuance under the 2008 Plan. However, any shares that are withheld to satisfy tax requirements or that are used to pay the exercise or purchase price of a stock award may not be issued under the 2008 Plan.

**Terms of Options**

A stock option is the right to purchase shares of our common stock at a fixed exercise price for a fixed period of time. Stock option grants may be incentive stock options or nonstatutory stock options; however, no more than 3,000,000 shares of common stock may be issued under the 2008 Plan pursuant to the exercise of incentive stock options. Each option is evidenced by a stock option agreement. The Board determines the terms of a stock option including the exercise price, the form of consideration to be paid on exercise, the vesting schedule, restrictions on transfer and the term. The exercise price of a stock option may not be less than 100% of the fair market value of the stock subject to the option on the date of grant (for an incentive stock option 110% if the optionee is a 10% holder). The term of an option will not be longer than ten years (five years if the optionee is a 10% holder) and may be subject to restrictions on transfer. When exercised, the exercise price may be paid in a form permitted by the stock option agreement, which may include payment in cash, by check, bank draft, or money order payable to us, pursuant to a program developed under Regulation T promulgated by the Federal Reserve Board, by delivery of other shares of common stock, by a "net exercise" arrangement, or by any other means acceptable to the Board and permissible under applicable law.

Options generally terminate three months after termination of an optionee's service (or such longer or shorter period as set forth in the option agreement). As set forth in the 2008 Plan, the optionee generally (subject to the terms of the option agreement) will have longer to exercise when termination is due to disability (12 months) or death (18 months). No option may be exercised beyond the expiration of its term.

**Terms of Restricted Stock Awards**

Restricted stock awards are awards of shares of our common stock that vest in accordance with terms and conditions established by the Board. Each restricted stock award is evidenced by an award agreement that sets forth the terms and conditions of the award. The Board sets the terms of the restricted stock awards including the size of the restricted stock award, the price (if any) to be paid by the recipient, the vesting schedule, and any performance criteria that may be required for the stock to vest. The restricted stock award may vest based on continued employment and/or the achievement of performance goals. If a participant's service terminates before the restricted stock is fully vested, all of the unvested shares may be forfeited to, or repurchased by, the Company, as provided for in the restricted stock award agreement.

**Terms of Restricted Stock Unit Awards**

A restricted stock unit is a right to receive stock or cash equal to the value of a share of stock at the end of a set period. No stock is issued at the time of grant. Each restricted stock unit award is evidenced by an agreement that sets forth the terms and conditions of the award. The Board sets the terms of the restricted stock unit award, including the size of the restricted stock unit award, the consideration (if any) to be paid by the recipient, the vesting schedule, any performance criteria and the form (stock or cash) in which the award will be settled. When a participant's service terminates, the unvested portion of the restricted stock unit award will be forfeited unless otherwise provided in the restricted stock unit award agreement.

**Terms of Stock Appreciation Rights**

A stock appreciation right, or SAR, is the right to receive the appreciation in the fair market value of our common stock between the date of grant and the exercise date for the number of shares of our common stock that are exercised. SARs may be granted as stand-alone stock awards or in tandem with other stock awards. Each SAR is evidenced by an agreement specifying the exercise price, vesting schedule, number of shares granted and the other terms of the SAR.

When a SAR is exercised, the holder is entitled to an amount equal to the difference between (a) the fair market value of a share of our common stock on the date the SAR was granted and (b) the fair market value of a share of our common stock on the date the SAR is exercised. We may pay the amount of the appreciation in cash or shares of our common stock, a combination of both or in any other form of consideration determined by the Board and set forth in the SAR agreement. SARs generally terminate three months after termination of a holder's service or as set forth in the SAR agreement.

**Terms of Performance Based Stock Awards and Performance Cash Awards**

*Performance Stock Awards.* A performance stock award may be granted, may vest, or may be exercised upon achievement of pre-determined performance goals. A performance stock award may require the completion of a specified period of continuous service. The length of any performance period, the performance goals to be achieved during the performance period, and the measure of whether and to what degree such performance goals have been attained will be determined by the Board or a committee of the Board. The maximum number of shares of our common stock that may be granted to any participant in a calendar year attributable to performance stock awards under the 2008 Plan shall not exceed 1,000,000 shares of stock In addition, to the extent permitted by applicable law and the award agreement, the Board (or committee as applicable) may determine that cash may be used in payment of performance stock awards.

*Performance Cash Awards.* A performance cash award is a cash award that is paid upon the achievement of performance goals during a performance period. A performance cash award may also require the completion of a specified period of continuous service. The length of any performance period, the performance goals to be achieved during the performance period, and the measure of whether and to what degree such performance goals have been attained will be determined by the Board or a committee of the Board. The Board (or committee as applicable) may specify the form of payment of performance cash awards, which may be cash or other property, or may provide for a participant to have an election for his or her performance cash award, or such portion thereof as the Board (or committee as applicable) may specify, to be paid in whole or in part in cash or other property. The maximum value that may be granted to any participant in a calendar year attributable performance cash awards under the 2008 Plan shall not exceed $3,000,000. In addition, to the extent permitted by applicable law and the applicable award agreement, the Board (or committee as applicable) may determine that common stock authorized under the 2008 Plan may be used in payment of performance cash awards.

*Performance Criteria.* Performance-based stock and cash awards may be made subject to one or more of the following criteria: (i) earnings per share; (ii) earnings before interest, taxes and depreciation; (iii) earnings before interest, taxes, depreciation and amortization; (iv) total stockholder return; (v) return on equity; (vi) return on assets, investment, or capital employed; (vii) operating margin; (viii) gross margin; (ix) operating income; (x) net income (before or after taxes); (xi) net operating income; (xii) net operating income after tax; (xiii) pre-tax profit; (xiv) operating cash flow; (xv) sales or revenue targets; (xvi) increases in revenue or product revenue; (xvii) expenses and cost reduction goals; (xviii) improvement in or attainment of working capital levels; (xix) economic value added (or an equivalent metric); (xx) market share; (xxi) cash flow; (xxii) cash flow per share; (xxiii) share price performance; (xxiv) debt reduction; (xxv) implementation or completion of projects or processes; (xxvi) customer satisfaction; (xxvii) stockholders' equity; and (xxviii) to the extent that an Award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by the Board.

## Terms of Other Stock Awards

The Board may grant other incentive awards that are based in whole or in part by reference to the value of our common stock. Subject to the provisions of the 2008 Plan, the Board has the authority to determine the persons to whom and the dates on which such other stock awards will be granted, the number of shares of common stock (or cash equivalents) to be subject to each award, and other terms and conditions of such awards. Such awards may be granted either alone or in addition to other stock awards granted under the 2008 Plan.

## Changes to Capital Structure

In the event any change is made in the shares subject to the 2008 Plan or any stock award granted under the 2008 Plan, whether through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or otherwise, the Board will adjust: (a) the class(es) and maximum number of securities subject to the 2008 Plan, (b) the class(es) and maximum number of securities that may be issued pursuant to the exercise of incentive stock options, (c) the class(es) and maximum number of securities (or amount of cash consideration) that may be awarded to any person pursuant to performance stock awards and other stock-based awards intended to satisfy the requirements of Section 162(m) of the Code (such as options and stock appreciation rights), and (d) the class(es) and number of securities and price per share of stock subject to outstanding stock awards.

## Corporate Transactions; Changes in Control

In the event of a corporate transaction (as such term is defined in the 2008 Plan), outstanding stock awards under the 2008 Plan may be assumed, continued, or substituted by the surviving corporation. If the surviving corporation does not assume, continue, or substitute such stock awards, then (a) any stock awards that are held by individuals performing services for us immediately prior to the effective time of the corporate transaction, the vesting and exercisability provisions of such stock awards will be accelerated in full and such stock awards will be terminated if not exercised prior to the effective time of the corporate transaction, and (b) all other outstanding stock awards will be terminated if not exercised on or prior to the effective time of the corporate transaction. Notwithstanding the foregoing, if a stock award would terminate if not exercised prior to the effective time of a corporate transaction, the Board, in its sole discretion, may provide that the holder of such stock award may not exercise it but instead will receive a payment, in such form as may be determined by the Board, equal in value to the excess, if any, of the value of the property such holder would have received upon exercise of the stock award (including, at the discretion of the Board, any unvested portion of the stock award) over any exercise price payable by such holder in connection with such exercise.

A stock award may be subject to additional acceleration of vesting and exercisability upon or after a change in control (as such term is defined in the 2008 Plan) as may be provided in the stock award agreement or as may be provided in any other written agreement between us or any of our affiliates and the participant; however, in the absence of such provision, no such acceleration shall occur.

## Duration, Suspension, Termination, and Amendment

The Board may suspend or terminate the 2008 Plan at any time. The 2008 Plan is scheduled to terminate on March 31, 2018. No awards may be granted under the 2008 Plan while the 2008 Plan is suspended or after it is terminated.

The Board may amend the 2008 Plan at anytime. However, if legal, regulatory or listing requirements require stockholder approval, the amendment will not go into effect until the stockholders have approved the amendment.

## Tax Withholding

The Board may require a participant to satisfy any federal, state, local, or foreign tax withholding obligation relating to a stock award by (a) causing the participant to tender a cash payment; (b) withholding shares of common stock from the shares of common stock issued or otherwise issuable to the participant in connection with the award; (c) withholding cash from an award settled in cash or other amounts payable to the participant; or (d) by other method set forth in the award agreement.

**Summary of Federal Income Tax Consequences of the 2008 Plan**

The following summary is intended only as a general guide to the U.S. federal income tax consequences under current law of participation in the 2008 Plan and does not attempt to describe all possible federal or other tax consequences of such participation or tax consequences based on particular circumstances. Furthermore, the tax consequences are complex and subject to change, and a taxpayer's particular situation may be such that some variation of the described rules is applicable.

*Incentive Stock Options.* A participant recognizes no taxable income for regular income tax purposes as a result of the grant or exercise of an incentive stock option qualifying under Section 422 of the Code.

If a participant holds stock acquired through exercise of an incentive stock option for more than two years from the date on which the option was granted and more than one year after the date the option was exercised for those shares, any gain or loss on a disposition of those shares (a "qualifying disposition") will be a long-term capital gain or loss. Upon such a qualifying disposition, we will not be entitled to any income tax deduction.

If a participant disposes of shares within two years after the date of grant or within one year after the date of exercise (a "disqualifying disposition"), the difference between the fair market value of the shares on the option exercise date and the exercise price (not to exceed the gain realized on the sale if the disposition is a transaction with respect to which a loss, if sustained, would be recognized) will be taxed as ordinary income at the time of disposition. Any gain in excess of that amount will be a capital gain. If a loss is recognized, there will be no ordinary income, and such loss will be a capital loss. To the extent the participant recognizes ordinary income by reason of a disqualifying disposition, generally we will be entitled (subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code, and the satisfaction of a tax reporting obligation) to a corresponding income tax deduction in the tax year in which the disqualifying disposition occurs.

The difference between the option exercise price and the fair market value of the shares on the exercise date of an incentive stock option is treated as an adjustment in computing the participant's alternative minimum taxable income and may be subject to an alternative minimum tax which is paid if such tax exceeds the regular tax for the year. Special rules may apply with respect to certain subsequent sales of the shares in a disqualifying disposition, certain basis adjustments for purposes of computing the alternative minimum taxable income on a subsequent sale of the shares and certain tax credits which may arise with respect to participants subject to the alternative minimum tax.

*Nonstatutory Stock Options.* Options not designated or qualifying as incentive stock options will be nonstatutory stock options having no special tax status. A participant generally recognizes no taxable income as the result of the grant of such an option. Upon exercise of a nonstatutory stock option, the participant normally recognizes ordinary income in the amount of the difference between the option exercise price and the fair market value of the shares purchased. Generally, we will be entitled (subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code, and the satisfaction of a tax reporting obligation) to an income tax deduction in the tax year in which such ordinary income is recognized by the participant.

Upon the disposition of stock acquired by the exercise of a nonstatutory stock option, any gain or loss, based on the difference between the sale price and the fair market value on the exercise date, will be taxed as capital gain or loss.

*Stock Appreciation Rights.* A participant recognizes no taxable income upon the receipt of a stock appreciation right. Upon the exercise of a stock appreciation right, the participant will recognize ordinary income in an amount equal to the excess of the fair market value of the underlying shares of common stock on the exercise date over the exercise price. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. We generally should be entitled to a deduction equal to the amount of ordinary income recognized by the participant in connection with the exercise of the stock appreciation right, except to the extent such deduction is limited by applicable provisions of the Code.

*Restricted Stock.* A participant acquiring restricted stock generally will recognize ordinary income equal to the difference between the fair market value of the shares on the "determination date" (as defined below) and their purchase price, if any. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. The "determination date" is the date on which the participant acquires the shares unless they are subject to a substantial risk of forfeiture and are not transferable, in which case the determination date is the earlier of (i) the date on which the shares become transferable or (ii) the date on which the shares are no longer subject to a substantial risk of forfeiture. If the determination date is after the date on which the participant acquires the shares, the participant may elect, pursuant to Section 83(b) of the Code, to have the date of acquisition be the determination date by filing an election with the Internal Revenue Service no later than 30 days after the date the shares are acquired. Upon the sale of shares acquired pursuant to a restricted stock award, any gain or loss, based on the difference between the sale price and the fair market value on the determination date, will be taxed as capital gain or loss. Such gain or loss will be long-term or short-term depending on whether the stock was held for more than one year. We will be entitled (subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code, and the satisfaction of a tax reporting obligation) to a corresponding income tax deduction in the year in which such ordinary income is recognized by the participant.

*Restricted Stock Units.* No taxable income is recognized upon receipt of a restricted stock unit award. In general, the participant will recognize ordinary income in the year in which the units vest and are settled in an amount equal to any cash received and the fair market value of any nonrestricted shares issued on the date of issuance. We will be entitled (subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code, and the satisfaction of a tax reporting obligation) to an income tax deduction equal to the amount of ordinary income recognized by the participant. In general, the deduction will be allowed for the taxable year in which such ordinary income is recognized by the participant.

*Performance Awards.* A participant generally will recognize no income upon the grant of a performance share or performance units award. Upon the settlement of such awards, participants normally will recognize ordinary income in the year of receipt in an amount equal to the cash received and the fair market value of any nonrestricted shares received. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. If the participant receives shares of restricted stock, the participant generally will be taxed in the same manner as described under "Restricted Stock." Upon the sale of any shares received, any gain or loss, based on the difference between the sale price and the fair market value on the "determination date," will be taxed as capital gain or loss. We generally should be entitled to a deduction equal to the amount of ordinary income recognized by the participant on the determination date, except to the extent such deduction is limited by applicable provisions of the Code.

*Potential Limitation on Deductions.* Compensation of persons who are "covered employees" of the Company is subject to the tax deduction limits of Section 162(m) of the Code. Awards that qualify as "performance-based compensation" are exempt from Section 162(m), thereby permitting us to claim the full federal tax deduction otherwise allowed for such compensation. The 2008 Plan is intended to enable the Committee to grant awards that will be exempt from the deduction limits of Section 162(m).

In accordance with Treasury Regulations issued under Section 162(m), compensation attributable to restricted stock awards, restricted stock unit awards, performance stock awards and performance cash awards will qualify as performance-based compensation if (i) such awards are approved by a compensation committee composed solely of "outside directors," (ii) the plan contains a per-employee limitation on the number of shares for which such awards may be granted during a specified period, (iii) the per-employee limitation is approved by the shareholders, and (iv) the exercise or strike price of the award is no less than the fair market value of the stock on the date of grant. Compensation attributable to restricted stock, restricted stock units, performance shares, performance units, deferred stock and other stock-based awards will qualify as performance-based compensation, provided that (i) the award is approved by a compensation committee composed solely of "outside directors," (ii) the award is granted, becomes vested or is settled, as applicable, only upon the achievement of an objective performance goal established in writing by the compensation committee while the outcome is substantially uncertain, (iii) our Compensation Committee certifies in writing prior to the granting (or vesting or settlement) of the award that the performance goal has been satisfied, and (iv) prior to the granting (or vesting or settlement) of the award, the shareholders have approved the material terms of the award (including the class of employees eligible for such award, the business criteria on which the performance goal is based, and the maximum amount, or formula used to calculate the amount, payable upon attainment of the performance goal). It is intended that options and stock appreciation rights granted under the 2008 Plan qualify as performance-based compensation that is exempt from the $1 million deduction limitation.

It is intended that the Committee may grant restricted stock awards, restricted stock unit awards, performance stock awards and performance cash awards under the 2008 Plan that qualify as performance-based compensation that is exempt from the $1 million deduction limitation.

**New Plan Benefits**

We cannot currently determine the benefits or number of shares subject to awards that may be granted in the future to executive officers and employees under the 2008 Plan. The first table below sets forth information about awards granted under our 2005 Equity Incentive Plan (the "***2005 Plan***") to the Named Executive Officers, all current executive officers as a group, all non-employee directors as a group, and all non-executive employees and consultants as a group. Whether or not the 2008 Plan is approved by our shareholders at this Annual Meeting, our non-employee directors will receive their annual awards under our 2005 Non-Employee Director Stock Option Plan (the "***2005 Director Plan***"). Accordingly, the second table below sets forth the proposed grants to be made under the 2005 Director Plan to our non-employee directors, individually and as a group, in connection with this Annual Meeting. On March 19, 2008, the closing price of our common stock on NASDAQ was $9.91 per share.

**New Plan Benefits – Awards Granted in 2007 under the 2005 Plan**

| Name | Number of Securities Underlying Awards Granted | Weighted Average Exercise Price Per Share ($) |
|---|---|---|
| David L. Brown, *Chief Executive Officer* | 200,000 | 8.92 |
| Jeffrey M. Stibel, *President* | — | — |
| Kevin M. Carney, *Chief Financial Officer* | 70,000 | 8.92 |
| Executive Group (3 persons) | 270,000 | 8.92 |
| Non-Employee Director Group (5 persons) | — | — |
| Non-Executive Officer Employee and Consultant Group (691 persons) | 1,222,200 | 9.52 |

**New Plan Benefits – Awards Anticipated in 2008 under the 2005 Director Plan**

| Name | Number of Securities Underlying Awards Granted (1) |
|---|---|
| Hugh M. Durden | 14,750 |
| Julius Genachowski | 15,750 |
| Alex Kazerani | 12,750 |
| Timothy I. Maudlin | 17,750 |
| Robert S. McCoy, Jr. | 12,750 |
| Non-Employee Director Group (5 persons) | 73,750 |

(1) Includes 4,250 shares of restricted common stock to be issued to each non-employee director. Because these awards have not been granted, the exercise price is unknown.

## PROPOSAL 4

## RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has selected Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2008 and has further directed that management submit the selection of the independent registered public accounting firm for ratification by the stockholders at the annual meeting. Ernst & Young LLP has audited the Company's financial statements since 2002. Representatives of Ernst & Young LLP are expected to be present at the annual meeting at which they will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Neither the Company's Bylaws nor other governing documents or law require stockholder ratification of the selection of Ernst & Young LLP as the Company's independent registered public accounting firm. However, the Audit Committee of the Board is submitting the selection of Ernst & Young LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee of the Board will reconsider whether to retain Ernst & Young LLP as the Company's independent registered public accounting firm. Even if the selection is ratified, the Audit Committee of the Board in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of the Company and its stockholders.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the annual meeting will be required to ratify the selection of Ernst & Young LLP as the Company's independent registered public accounting firm. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether this matter has been approved.

## PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents aggregate fees billed to the Company for fiscal years ended December 31, 2006 and December 31, 2007, by Ernst & Young LLP, the Company's principal accountant (all fees described below were approved by the Audit Committee):

| | Fiscal Year Ended December 31, | |
|---|---|---|
| | 2007 | 2006 |
| | (in thousands) | |
| Audit Fees (1) | $814 | $578 |
| Audit-related Fees (2) | 25 | 234 |
| Tax Fees (3) | 178 | 76 |
| All Other Fees | 2 | 2 |

(1) The 2006 amount includes audit fees associated with a follow-on offering of the Company's common stock.
(2) Consists of fees pertaining to the acquisitions of the assets of 1ShoppingCart.com Canada Corp., 1ShoppingCart.com Corp. and Renex, Inc. in 2006 and the acquisition of Web.com in 2007.
(3) Consists of fees pertaining to tax consultations in connection with the acquisitions of the assets of 1ShoppingCart.com Canada Corp., 1ShoppingCart.com Corp. and Renex, Inc. during 2006, to the acquisition of Web.com in 2007. The 2007 and 2006 amounts also include fees for tax compliance services.

## PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee pre-approves all audit and non-audit services rendered by our independent registered accounting firm, Ernst & Young LLP. While the Audit Committee Charter permits the Audit Committee to delegate pre-approval authority to one or more individuals, as well as to pre-approve defined categories of services, the Audit Committee has not yet done so. To date, all pre-approval has been given as part of the Audit Committee's approval of the scope of the engagement of the independent auditor or on an individual explicit case-by-case basis before the independent auditor is engaged to provide each service.

The Audit Committee has determined that the rendering of the services other than audit services by Ernst & Young LLP is compatible with maintaining the principal accountant's independence.

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 4.**

**SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT**

The following table sets forth certain information regarding the ownership of the Company's common stock as of March 19, 2008 by: (i) each director; (ii) each of the executive officers named in the Summary Compensation Table; (iii) all executive officers and directors of the Company as a group; and (iv) all those known by the Company to be beneficial owners of more than five percent of its common stock.

| Beneficial Owner | Beneficial Ownership (1) Number of Shares | Percent of Total |
|---|---|---|
| **Five Percent Stockholders:** | | |
| Parties Affiliated with William Blair Capital Management LLC<br>222 West Adams Street<br>Chicago, IL 60606-5312 | 2,278,988 | 8.25 % |
| Parties Affiliated with Par Capital Management, Inc.<br>One International Place, Suite 2401<br>Boston, MA 02110 | 2,216,700 | 8.03 % |
| Parties Affiliated with NorthPointe Capital, LLC<br>101 W. Big Beaver, Suite 745<br>Troy, MI 48084 | 1,696,233 | 6.14 % |
| **Directors and Executive Officers:** | | |
| David L. Brown (2) | 1,545,442 | 5.31 % |
| Jeffrey M. Stibel (3) | 1,511,318 | 5.24 % |
| Kevin M. Carney (4) | 302,658 | 1.09 % |
| Hugh M. Durden (5) | 55,861 | * |
| Julius Genachowski (6) | 56,861 | * |
| Alex Kazerani (7) | 57,695 | * |
| Timothy I. Maudlin (8) | 223,570 | * |
| Robert S. McCoy, Jr. (9) | 27,194 | * |
| All executive officers and directors as a group (8 persons) (10) | 3,477,921 | 11.28 % |

* Less than one percent.

(1) This table is based upon information supplied by officers, directors and stockholders and Schedules 13D, 13F and 13G filed with the Securities and Exchange Commission (the "SEC"). Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 27,609,540 shares outstanding on March 19, 2008, adjusted as required by rules promulgated by the SEC.

(2) Includes 36,414 shares held by Atlantic Teleservices, L.P. ("Atlantic Teleservices"), 68 shares held by Mr. Brown's wife, 68 shares held by Mr. Brown's son and 1,482,951 shares issuable upon the exercise of options exercisable within 60 days after March 19, 2008. Mr. Brown is a member of CIMC Atlantic II, LLC, which is the general partner of Atlantic Teleservices. Mr. Brown shares voting and investment power with respect to these shares with Alton G. Keel, Jr.

(3) Includes 9,834 shares held by a trust and 1,254,686 shares issuable upon the exercise of options exercisable within 60 days after March 19, 2008.

(4) Includes 270,753 shares issuable upon the exercise of options exercisable within 60 days after March 19, 2008.

(5) Includes 51,611 shares issuable upon the exercise of options exercisable within 60 days after March 19, 2008.

(6) Includes 52,611 shares issuable upon the exercise of options exercisable within 60 days after March 19, 2008.

(7) Includes 18,611 shares issuable upon the exercise of options exercisable within 60 days after March 19, 2008.

(8) Includes 57,122 shares held by Mr. Maudlin's wife, Janice K. Maudlin and 61,833 shares issuable upon the exercise of options exercisable within 60 days after March 19, 2008.

(9) Includes of 22,944 shares issuable upon the exercise of options exercisable within 60 days after March 19, 2008.
(10) Includes 3,216,000 shares issuable upon exercise of options exercisable within 60 days after March 19, 2008. See notes (2) through (9) above.

**EXECUTIVE OFFICERS**

The following table sets forth certain information about our executive officers, including their ages as of March 19, 2008.

| Name | Age | Position |
|---|---|---|
| David L. Brown | 54 | Director and Chief Executive Officer |
| Jeffrey M. Stibel | 34 | President |
| Kevin M. Carney | 44 | Chief Financial Officer |

***David L. Brown*** has served as our Chief Executive Officer since August 2000 and as a member of our Board of Directors since August 1999. Mr. Brown served as our President from August 1999 until March 2000 and from August 2000 until September 2007. Mr. Brown was employed by Atlantic Partners Group, a private equity firm, from March 2000 until August 2000. Prior to joining us, Mr. Brown founded Atlantic Teleservices, a technology services company, in 1997 and served as its Chief Executive Officer from 1997 until its acquisition by us in August 1999. Mr. Brown holds a B.A. from Harvard University.

***Jeffrey M. Stibel*** has served as a member of our Board of Directors since September 30, 2007, when he also assumed the role of President. From August 2005 until joining Website Pros upon Website Pros' acquisition of Web.com, Mr. Stibel was the President and Chief Executive Officer of Web.com, and a member of its board of directors. From August 2000 to August 2005, Stibel held executive positions at United Online, Inc. (NASDAQ: UNTD), a technology company that owns and operates branded ISPs (NetZero, Juno and BlueLight Internet) and Web services (Classmates.com, MySite, PhotoSite and FreeServers). Mr. Stibel currently serves on the board of directors for Autobytel (NASDAQ: ABTL) and several private companies. He also serves on the board of Brown University's Entrepreneurship Program and Tufts University's Gordon Center for Leadership. Mr. Stibel received a master's degree from Brown University and studied business and brain science at MIT's Sloan School of Management and at Brown University, where he was a Brain and Behavior Fellow.

***Kevin M. Carney*** has served as our Chief Financial Officer since January 2002. Mr. Carney served as our director of finance from September 2000 until January 2002 and from August 1999 until June 2000. Mr. Carney was employed by Atlantic Partners Group, a private equity firm, from June 2000 until September 2000. Prior to joining us, Mr. Carney served as the chief financial officer of Atlantic Teleservices, a technology services company, from June 1998 until its acquisition by us in August 1999. Mr. Carney is a certified public accountant and holds a B.S. in accounting and finance from Boston College.

## EXECUTIVE COMPENSATION
## COMPENSATION DISCUSSION AND ANALYSIS

### *Introduction*

The Board of Directors has delegated the power and authority to review, modify and approve compensation policies and practices and to administer the Company's equity plans to the Compensation Committee. The Compensation Committee annually evaluates and establishes the compensation policies for the Chief Executive Officer and other members of senior management including the named executive officers. Messrs. Genachowski (Chairman), Maudlin and McCoy comprise the Compensation Committee and are non-employees and independent within the meaning of Rule 4200(a)(15) of the Nasdaq listing standards.

### *Compensation Philosophy and Objectives*

The Compensation Committee believes that compensation of the Company's executive officers should:

- provide a means for Website Pros to attract, retain and reward high-quality executives and other employees who will contribute to the long-term success of the Company;
- inspire executive officers, including the Company's Chief Executive Officer, to achieve the Company's business objectives; and
- align the financial interests of the executive officers and other employees with those of the stockholders.

The Compensation Committee's approach regarding base salaries for executives is conservative, with the goal of maintaining base salaries at or somewhat below the industry median for Web services companies of comparable size and giving greater weight in total compensation in target bonus and gains related to equity. The Company believes significant equity-based incentives for executives and other key employees help ensure that the executives and key employees are motivated over the long-term to respond to the Company's business challenges and opportunities as owners and not just as employees.

In connection with setting executive compensation for fiscal 2007, the Compensation Committee engaged an outside compensation consulting firm to evaluate the Company's existing compensation strategy and practices in supporting and reinforcing the Company's long-term strategic goals and to assist in refining the Company's compensation strategy. The compensation consulting firm developed recommendations that were presented to the Compensation Committee for its consideration. The Board of Directors approved modified recommendations of the compensation consulting firm, consistent with the above considerations.

### *Compensation Benchmarking*

In order to compare the Company's compensation approach with market practices, in 2007 the Compensation Committee reviewed compensation data compiled by the Company's compensation consulting firm, which was drawn from individual company proxy filings and survey data with respect to the Company's peer group. In determining the peer group, the compensation consulting firm and management recommended, and the Compensation Committee approved, a list of companies which compete for talent within the Company's labor markets. The peer group consisted of Internet software and services companies with similar revenue to that anticipated by the Company in 2008 and similar revenue growth rates. For fiscal year 2007, our compensation peer group consisted of the following 21 companies, referred to below as the peer group companies:

| | | |
|---|---|---|
| 24/7 Real Media, Inc. | Interwoven, Inc. | Sina Corp. |
| Concur Technologies, Inc. | Kenexa Corp. | Sonicwall, Inc. |
| Cybersource Corp. | Knot, Inc. | Stellent, Inc. |
| Dealertrack Holdings, Inc. | Marchex, Inc. | Taleo Corp. |
| Digital Insight, Inc. | Online Resources Corp. | Ultimate Software Group, Inc. |
| Digital River, Inc. | Perficient, Inc. | WebMD, Inc. |
| Internap Network Services Corp. | Rightnow Technologies, Inc. | Websense, Inc. |

In general, we strive to position salaries near the 50th percentile of these peer group companies. Our total cash and equity compensation is targeted near the 75th percentile of these peer group companies for on-target performance.

***Elements of Compensation***

The Compensation Committee uses two types of compensation to achieve its overall compensation objectives: annual compensation and long-term compensation. Annual compensation is comprised of base salary and variable cash compensation, while long-term compensation is generally comprised of stock options.

**Annual Compensation**

*Base Salary.* The Compensation Committee recognizes the importance of maintaining base cash compensation levels that are competitive with the companies with which Website Pros competes for talent. Base salary for executives is targeted in reference to companies in similar businesses and with similar characteristics such as revenue and market capitalization. The Compensation Committee received this data in 2007 from a compensation consulting firm. The Compensation Committee reviews annual salaries for all of the Company's executive officers. In addition to other features, the annual salary plan takes into account past performance and expected future contributions of the individual executive.

*Variable Compensation.* In addition to earning a base salary, executives and certain members of senior management are eligible to receive additional cash compensation through variable bonuses. The variable bonuses are intended to motivate executives to achieve company-wide and individual operating and strategic objectives. Potential payment levels are equal to a percentage of base salary, which percentage is set annually by the Compensation Committee for the ensuing year. Payouts of bonuses, which generally are made in the first quarter of the following year (February 2008 in the case of 2007), are based upon the Compensation Committee's review and analysis as to the extent to which both Company and individual operating and strategic objectives have been achieved, though the Compensation Committee may modify these goals and criteria or grant additional variable cash compensation to the executive officers even if the performance goals are not met. The combination of annual salary and variable compensation is targeted to bring the participant's total cash compensation to levels that are at or near the 75th percentile of companies the Company considers comparable, as discussed above.

**Long-Term Compensation**

*Equity Compensation.* Equity compensation, which the Compensation Committee considers to be long term compensation, is an integral component of the Company's efforts to attract and retain exceptional executives, senior management and employees. The Compensation Committee believes that properly structured equity compensation aligns the long-term interests of stockholders and employees by creating a strong, direct link between employee compensation and stock appreciation since stock options are only valuable to the employee if the value of the Company's common stock increases after the date of grant. While equity compensation is an important part of the overall compensation policy, the Compensation Committee is sensitive to the concerns of the Company's stockholders regarding the potentially dilutive impact of stock option grants and other equity compensation awarded to employees. Stock option grants are determined, therefore, by taking into account each executive officer's performance and responsibility level, a comparison with comparable awards to individuals in similar positions in the industry, each executive officer's current level of equity participation, the dilutive impact of the potential grant, and the Company's operating performance. However, the Compensation Committee does not strictly adhere to these factors in all cases and may vary grants made to each executive officer as the particular circumstances warrant. Exercise prices for options are set at the fair market value of the Company's common stock on the date of grant.

Options granted to executive employees during 2007 generally vest monthly over four years, provided that the executive officer continues his or her employment with the Company. Accordingly, an option will provide a return to the executive officer only if he or she remains employed by the Company, and then only if the market price of the Company's common stock appreciates over the option term.

Based upon the factors noted above, the Company granted the named executive officers the option grants set forth in the Grants of Plan-Based Awards in 2007 table below. The Compensation Committee reexamines long-term compensation levels annually.

Executive officers are also generally eligible to participate in the 2005 Employee Stock Purchase Plan. As a result of applicable laws regarding stock ownership, no employee owning more than five percent (5%) of our stock is eligible to participate in this plan. During 2007 the Company did not commence an offering under the 2005 Employee Stock Purchase Plan.

The Compensation Committee believes that the programs described above provide compensation that is competitive with comparable technology companies, that they provide the basis for the Company to attract and retain qualified executive officers, and that they link the interests of executive officers together with those of the stockholders. The Compensation Committee will continue to monitor the relationship among executive compensation, the Company's performance and stockholder value. The Compensation Committee believes that these programs were appropriate and plans to continue to monitor the Company's equity compensation plans in light of changing market, financial and regulatory conditions.

We encourage our executive officers to hold a significant equity interest in the Company, however, we do not have any specific ownership guidelines. We do have a policy that prohibits our executive officers, directors or other members of management from engaging in short sales, transactions in put or call options, hedging transactions or other inherently speculative transactions with respect to our stock.

*Severance Benefits.* Executive officers other than those that have employment agreements are eligible to participate in the Company's Executive Severance Benefit Plan. The executives with employment agreements are entitled to severance benefits as well, pursuant to their employment agreement. The Compensation Committee considers these severance benefits critical to attracting and retaining high caliber executives.

*Personal Benefits.* Website Pros seeks to maintain an egalitarian culture in its facilities and operations. Accordingly, Website Pros does not provide officers with reserved parking spaces or separate dining or other facilities. The Company also does not have programs that provide personal-benefit perquisites to officers, such as lodging or defraying the cost of personal entertainment or family travel. Website Pros' health care and other insurance programs are the same for all eligible employees, including officers. There are no outstanding loans of any kind to any executive officer, and federal law and the Company's Code of Conduct prohibit loans to executive officers by the Company. Website Pros expects its officers to be role models under its Code of Conduct, which is applicable to all employees, and officers are not entitled to operate under lesser standards.

*Employment Agreements and Offer Letters.* Certain of our senior officers are parties to employment agreements in the form previously filed with the SEC. We have no current plans to make any changes to any employment agreements or offer letters.

***2007 Named Executive Officer Compensation***

**David L. Brown**

Mr. Brown is eligible to receive the same categories of compensation as discussed above, which are available to other executive officers of the Company. Mr. Brown's compensation in 2007 was based primarily upon the terms of the employment agreement between Mr. Brown and Website Pros dated as of April 2005 and effective as of the Company's initial public offering.

In establishing Mr. Brown's 2007 compensation arrangements, the Compensation Committee evaluated, among other things, the Company's overall success throughout 2006 and also considered certain quantifiable measures of growth and performance that are derived from our financial statements, including the Company's total revenue, net income and earnings per share as well as non-GAAP revenue and earnings measurements which the Compensation Committee believes are key to evaluating the Company's results.

The Compensation Committee considered other important indications of the Company's recent growth and success, such as completing the Company's follow-on offering and the acquisitions of assets from Renex and 1shoppingcart.com in 2006. In addition, in evaluating Mr. Brown's performance and establishing his 2007 compensation arrangements, the Compensation Committee took into account certain qualitative and intangible factors that relate individually to Mr. Brown, such as Mr. Brown's leadership and vision, that have played a significant role in the continuing success of the Company.

Based on the Compensation Committee's review of the peer companies and with the advice of the compensation consulting firm, Mr. Brown's 2007 compensation included an annual salary of $335,000 in cash and a discretionary cash bonus targeted to be approximately seventy-five percent (75%) of base salary. Consistent with the Compensation Committee's philosophy, a greater portion of Mr. Brown's overall compensation was equity-based or based upon a variable bonus. The Compensation Committee believes that Mr. Brown's compensation structure for 2007 was in the best interests of the Company and was commensurate with the Compensation Committee's philosophy of aligning compensation with the creation of long-term value for Website Pros' stockholders. Mr. Brown's 2007 cash and equity compensation was approximately 37% of the 75th percentile of the peer group companies.

On February 20, 2008, the Compensation Committee completed a review of the executive officers' compensation. The review included a study performed by a compensation consulting firm. Based on the analysis and upon an evaluation of Mr. Brown's overall leadership and management, as well as the Company's achievements during 2007 such as the acquisition of assets of Submitawebsite, Inc. and the acquisition of Web.com, Inc., Mr. Brown's salary was increased to $385,000 and he was awarded a cash bonus of $200,000. The salary increase aligns Mr. Brown's salary with approximately 99% of the 50th percentile of the peer group companies.

**Jeffrey M. Stibel**

Mr. Stibel is eligible to receive the same categories of compensation as are available to other executive officers of the Company. Mr. Stibel's compensation in 2007 was based primarily upon the terms of the employment agreement between Mr. Stibel and Website Pros dated as of September 2007 and effective as of the Company's acquisition of Web.com. Mr. Stibel's 2007 compensation included an annual salary of $325,000. Mr. Stibel's 2007 cash compensation aligned with approximately the 112% of the 50th percentile of the peer group companies.

**Kevin M. Carney**

Mr. Carney is eligible to receive the same categories of compensation as are available to other executive officers of the Company. Mr. Carney's compensation in 2007 was based primarily upon the terms of the employment agreement between Mr. Brown and Website Pros dated as of April 2005 and effective as of the Company's initial public offering.

In establishing Mr. Carney's 2007 compensation arrangements, the Compensation Committee evaluated, among other things, the Company's overall success throughout 2006 and also considered certain quantifiable measures of growth and performance that are derived from our financial statements such as the Company's total revenues (a non-GAAP measurement which the Compensation Committee believe is key to evaluating the Company's results), net income and earnings per share.

The Compensation Committee considered other important indications of the Company's recent growth and success, such as completing the Company's follow-on offering and the acquisitions of assets from Renex and 1shoppingcart.com in 2006. In addition, in evaluating Mr. Carney's performance and establishing his 2007 compensation arrangements, the Compensation Committee took into account certain qualitative and intangible factors that relate individually to Mr. Carney such as the consolidation of acquired accounting and financial systems and continued development of our Sarbanes-Oxley procedures.

Based on the Compensation Committee's review of the peer group companies and with the advice of the compensation consulting firm, Mr. Carney's 2007 compensation included an annual salary of $230,000 in cash and a discretionary cash bonus targeted to be approximately forty percent (40%) of base salary. Consistent with the Compensation Committee's philosophy, a greater portion of Mr. Carney's overall compensation was equity-based or based upon a variable bonus. The Compensation Committee believes that Mr. Carney's compensation structure for

2007 was in the best interests of the Company and was commensurate with the Compensation Committee's philosophy of aligning compensation with the creation of long-term value for Website Pros' stockholders. Mr. Carney's 2007 cash and equity compensation was approximately 67% of the 75th percentile of the peer group companies.

On February 20, 2008, the Compensation Committee completed a review of the executive officers' compensation. The review included a study performed by a compensation consulting firm. Based on the analysis as well as the Company's achievements during 2007 such as the acquisition of assets of Submitawebsite, Inc. and the acquisition of Web.com, Inc., Mr. Carney's salary was increased to $245,000 and he was awarded a cash bonus of $100,000. The salary increase aligns Mr. Carney's salary with approximately the 50th percentile of the peer group companies.

***Tax Deductibility of Executive Compensation***

Section 162(m) of the Internal Revenue Code of 1986, as amended, places a limit of $1 million on the amount of compensation that Website Pros may deduct in any one year with respect to its Chief Executive Officer and each of its next four most highly compensated executive officers. Certain performance-based compensation within the meaning of Section 162(m) is not subject to the deduction limit. To maintain flexibility in compensating the Chief Executive Officer and the executive officers in a manner designed to promote varying corporate goals, the Compensation Committee has not adopted a policy that all compensation must be deductible. The Compensation Committee intends to continue to evaluate the effects of the compensation limits of Section 162(m) and to grant compensation awards in the future in a manner consistent with the best interests of the Company and its stockholders.

***Conclusion***

Through the compensation arrangements described above, a significant portion of Website Pros' compensation program and Mr. Brown's compensation are contingent on Website Pros' performance, and the realization of benefits is closely linked to increases in long-term stockholder value and the Company's achievements. Website Pros remains committed to this philosophy of paying for performance, recognizing that the competitive market for talented executives and the volatility of its business may result in highly variable compensation for a particular time period.

## COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

No member of the Compensation Committee is an officer or employee of Website Pros, and none of our executive officers serve as a member of a compensation committee of any entity that has one or more executive officers serving as a member of our Compensation Committee. Each of our directors holds Website Pros' securities as set forth under the heading "*Security Ownership of Certain Beneficial Owners and Management.*"

## COMPENSATION COMMITTEE REPORT

*The following report of the Compensation Committee shall not constitute "soliciting material," shall not be deemed "filed" with the SEC and is not to be incorporated by reference into any of other the Company's filing under the Securities Act or the Exchange Act, except to the extent we specifically incorporate this report by reference therein.*

The Compensation Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated into our Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

**COMPENSATION COMMITTEE**
Julius Genachowski, Chair
Timothy I. Maudlin
Robert S. McCoy, Jr.

## COMPENSATION OF EXECUTIVE OFFICERS

The following table shows for the fiscal year ended December 31, 2007 compensation awarded or paid to, or earned by, the Company's Chief Executive Officer, President and Chief Financial Officer at December 31, 2007 (the "Named Executive Officers").

### SUMMARY COMPENSATION TABLE

| Name and Principal Position | Year | Salary ($) | Bonus ($) | Option Awards ($) (1) | All Other Compensation ($) (2) | Total ($) |
|---|---|---|---|---|---|---|
| David L. Brown | 2007 | 333,558 | 200,000 | 284,934 | 5,674 | 824,166 |
| Chief Executive Officer | 2006 | 312,706 | 88,000 | 52,577 | 5,439 | 458,722 |
| Jeffrey M. Stibel (3) | 2007 | 81,250 | — | — | 107 | 81,357 |
| President | 2006 | — | — | — | — | — |
| Kevin M. Carney | 2007 | 229,038 | 100,000 | 133,016 | 3,261 | 465,315 |
| Chief Financial Officer | 2006 | 212,706 | 40,000 | 45,293 | 4,479 | 302,478 |

(1) The amounts shown reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007, in accordance with FAS 123(R) and thus includes amounts from awards granted in and prior to 2007. Assumptions used in the calculation of this amount are included in footnote 10 to the Company's audited financial statements for the fiscal year ended December 31, 2007 included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 11, 2008.

(2) Includes the following payments we made on behalf of the executives:

| Name | Year | Life Insurance Premiums ($) | 401(K) ($) | Total ($) |
|---|---|---|---|---|
| David Brown | 2007 | 497 | 5,177 | 5,674 |
| | 2006 | 454 | 4,985 | 5,439 |
| Jeffrey M. Stibel | 2007 | 107 | — | 107 |
| | 2006 | — | — | — |
| Kevin Carney | 2007 | 475 | 2,786 | 3,261 |
| | 2006 | 454 | 4,025 | 4,479 |

(3) Mr. Stibel became an employee and an executive officer effective September 30, 2007.

### STOCK OPTION GRANTS AND EXERCISES

The Company grants options to its executive officers under the 2005 Plan. Prior to the adoption of the 2005 Plan, the Company granted options to its executive officers under the 1999 Equity Incentive Plan (the "***1999 Plan***"). On September 30, 2007, each outstanding stock option to purchase shares of common stock of Web.com, Inc. ("***Web.com***") converted into and became an option to purchase Company common stock, and the Company assumed such option in accordance with the terms of the stock option plan under which that option was issued (the "***Web.com Plan***"), subject to an option exchange ratio calculated in accordance with the Agreement and Plan of Merger and Reorganization executed on June 26, 2007 by and among the Company, Augusta Acquisition Sub, Inc., a wholly owned subsidiary of the Company, and Web.com.

As of March 31, 2008, (i) 3,000,000 shares were reserved for issuance pursuant to the 2008 Plan, subject to stockholder approval; (ii) options to purchase a total of 1,999,212 shares and 10,000 shares of restricted stock were outstanding under the 2005 Plan and 338,588 shares remained available for grant under the 2005 Plan; (iii) options to purchase a total of 2,421,725 shares were outstanding under the 1999 Plan and no shares remained available for grant under the 1999 Plan; and (iv) options to purchase a total of 2,177,757 shares were outstanding that are governed by the terms of the Web.com Plan, and no shares remained available for grant under the Web.com Plan. The Company has never granted any stock appreciation rights.

The following tables show for the fiscal year ended December 31, 2007, certain information regarding options granted to, held at year end by, and exercised by the Named Executive Officers:

### GRANTS OF PLAN-BASED AWARDS IN 2007

| Name | Grant Date | All Other Option Awards Number of Securities Underlying Options (#) | Exercise Or Base Price of Option Awards ($/Sh) | Grant Date Fair Value of Stock and Option Awards ($) (1) |
|---|---|---|---|---|
| David Brown | 1/25/2007 | 200,000 | 8.92 | 996,000 |
| Jeffrey Stibel | — | — | — | — |
| Kevin Carney | 1/25/2007 | 70,000 | 8.92 | 348,600 |

(1) The amounts in this column reflect the grant date fair value of stock options calculated in accordance with FAS 123(R).

**OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END**

| Name | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | Number of Securities Underlying Unexercised Unearned Options (#) | Option Exercise Price ($) | Option Expiration Date |
|---|---|---|---|---|---|
| David L. Brown | 45,832 | 154,168 (1) | — | 8.92 | 1/25/2017 |
| | 260,412 | 239,588 (2) | — | 9.00 | 4/6/2015 |
| | 528,621 | — | — | 2.00 | 11/26/2013 |
| | 489,101 | — | — | 0.50 | 5/28/2012 |
| | 85,714 | — | — | 2.00 | 10/18/2010 |
| | 928 | — | — | 2.00 | 10/6/2009 |
| | 3,593 | — | — | 2.00 | 8/11/2009 |
| Jeffrey Stibel | 103,124 | — | — | 8.63 | 3/30/2016 |
| | 1,151,562 | — | — | 3.34 | 7/28/2013 |
| Kevin M. Carney | 16,041 | 53,959 (1) | — | 8.92 | 1/25/2017 |
| | 11,458 | 13,542 (3) | — | 11.25 | 2/24/2016 |
| | 53,332 | 26,668 (2) | — | 9.00 | 4/6/2015 |
| | 165,103 | — | — | 2.00 | 11/26/2013 |
| | 1,428 | — | — | 2.00 | 11/20/2011 |
| | 7,142 | — | — | 2.00 | 10/18/2010 |

(1) 1/48th of the shares vest on each monthly anniversary of January 25, 2007 until all of the shares are fully vested; provided that no shares shall vest on any vesting date if on such date the option holder is not providing Continuous Service (as such term is defined in the 2005 Plan) to the Company.
(2) 1/48th of the shares vest on each monthly anniversary of April 6, 2005 until all of the shares are fully vested; provided that no shares shall vest on any vesting date if on such date the option holder is not providing Continuous Service (as such term is defined in the 2005 Plan) to the Company.
(3) 1/48th of the shares vest on each monthly anniversary of February 24, 2006 until all of the shares are fully vested; provided that no shares shall vest on any vesting date if on such date the option holder is not providing Continuous Service (as such term is defined in the 2005 Plan) to the Company.

**OPTION EXERCISES DURING THE FISCAL YEAR**

| Name | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($) |
|---|---|---|
| David L. Brown | — | — |
| Jeffrey M. Stibel | — | — |
| Kevin M. Carney | — | — |

## EQUITY COMPENSATION PLAN INFORMATION

The number of shares issuable upon exercise of outstanding stock options, the weighted-average exercise price of the outstanding options, and the number of stock options remaining for future issuance for each of our equity compensation plans as of December 31, 2007 are summarized as follows:

| Plan Category | Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) | Weighted-average exercise price of outstanding options, warrants and rights (b) | Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a)) (c) | |
|---|---|---|---|---|
| Equity compensation plans approved by security holders | 6,873,462 | $ 6.36 | 1,166,471 | (1) |
| Equity compensation plans not approved by security holders (2) | — | N/A | — | |
| Total | 6,873,462 | $ 6.36 | 1,166,471 | (1) |

(1) Includes 534,603 shares reserved for issuance pursuant to the Company's 2005 Employee Stock Purchase Plan.
(2) None of Website Pros' equity compensation plans were adopted without the approval of the Company's security holders.

## EMPLOYMENT, SEVERANCE AND CHANGE OF CONTROL AGREEMENTS

### Employment Agreements

In 2005, each of Mr. Brown and Mr. Carney entered into an employment agreement which became effective immediately following the Company's initial public offering. These agreements provided for initial base salaries of $275,000 and $175,000, respectively. In 2006 Mr. Brown's base salary was increased to $320,000 and Mr. Carney's base salary was increased to $220,000. In 2007 Mr. Brown's base salary was increased to $335,000 and Mr. Carney's base salary was increased to $230,000. In September 2007, Mr. Stibel entered into an employment agreement which provided for a base salary of $325,000. These agreements also provided for other customary benefits and terms, including initial discretionary bonuses of up to 50% of base salary for Mr. Brown, up to 60% of base salary for Mr. Stibel and up to 40% of base salary for Mr. Carney, medical insurance and participation in our 401(k) plan. In 2007, the discretionary bonuses were targeted at 75% of base salary for Mr. Brown and 55% of base salary for Mr. Carney. No particular performance goals have been established with respect to bonus eligibility for Mr. Brown, Mr. Stibel or Mr. Carney. The Compensation Committee of our Board of Directors may modify the compensation and benefits provided under these agreements as they deem necessary. Each of these officers is employed by us on an "at will" basis, notwithstanding the existence of these agreements.

Mr. Stibel has relocated his primary work location to the Company's corporate headquarters in Jacksonville, Florida and his family's primary residence to the Jacksonville area. He has agreed that such relocation will not give rise to a right to resign for good reason under his employment agreement with the Company. Mr. Stibel is entitled to relocation payments and benefits for expenses reasonably incurred in the relocation process (which is capped at $100,000).

In addition, Mr. Stibel earned a relocation bonus which was paid in January 2008 upon his relocation and sale of his home in Atlanta, Georgia. Payments of the relocation bonus will be subject to forfeiture on a pro rata basis if Mr. Stibel terminates his employment with the Company without good reason, of if the Company terminates his employment for cause, within 12 months following the date on which such amount was paid. In the event of any other termination of Mr. Stibel's employment prior to 12 months following the date on which such amount was paid, and subject to his execution of a release of claims and observation of his continuing obligations to the Company, Mr. Stibel will not be required to forfeit any amount of the relocation bonus. However, this amount will be offset against, and reduce on a dollar-for-dollar basis, the amount of the severance benefits (as described below), if any, owed by the Company to Mr. Stibel.

Under Mr. Brown's employment agreement, if at any time his employment is terminated by us without cause or by Mr. Brown for good reason, we would be obligated to pay Mr. Brown severance equal to eighteen months of salary plus 150% of the prior year's bonus and health benefits, and Mr. Brown would be entitled to an additional eighteen months of vesting of shares subject to any stock options held by him at the time of such termination.

Under Mr. Stibel's employment agreement, subject to his execution of an effective release of claims in favor of the Company, and his observation of his continuing obligations to the Company following termination, Mr. Stibel will be eligible to receive severance benefits, as follows:

*Termination Prior to the First Anniversary of the Closing*

- If Mr. Stibel's employment is terminated by the Company without cause or by Mr. Stibel for good reason (certain material adverse changes in the terms and conditions of his employment), and such termination occurs prior to the first anniversary of the closing of the acquisition of Web.com, Inc., Mr. Stibel will receive a lump sum cash severance payment equal to eighteen (18) months of his then-current base salary plus $212,640, each of his then-outstanding, unvested equity awards will become fully vested, and the Company will reimburse him for continued health insurance premiums for up to 12 months.

*Termination On or After the First Anniversary of the Closing*

- If Mr. Stibel's employment is terminated by the Company without cause or by Mr. Stibel for good reason, and such termination occurs on or after to the first anniversary of the closing of the acquisition of Web.com, Inc., Mr. Stibel will receive a lump sum cash severance payment equal to eighteen (18) months of his then-current base salary plus 150% of the prior year's bonus actually earned, each of his then-outstanding, unvested equity awards will become vested as to the number of shares that would have vested in the 18 months following termination, and the Company will reimburse him for continued health insurance premiums for up to 18 months.

Any lump sum severance benefits owed to Mr. Stibel under his employment agreement will be paid within ten (10) business days following the date on which his release of claims against the Company becomes effective, but in no event later than March 15 of the year following the year in which termination occurs. All severance benefits offered to Mr. Stibel under his employment agreement will be offset against any amounts owed to him under applicable laws governing payments upon a reduction in force (such as the Worker Adjustment and Retraining Notification Act) and under any other company plan or policy providing for compensation and benefits following a termination of employment.

Under Mr. Carney's employment agreement, if at any time his employment is terminated by us without cause or by Mr. Carney for good reason, we would be obligated to pay Mr. Carney severance equal to twelve months of salary plus prior year's bonus and health benefits, and Mr. Carney would be entitled to an additional twelve months of vesting of shares subject to any stock options held by him at the time of such termination.

Additionally, Mr. Brown, Mr. Stibel and Mr. Carney are entitled to accelerated vesting benefits described below under "Change of Control Provisions."

**Change of Control Provisions**

Our named executive officers, other than David Brown and Kevin Carney, and some of our other key employees are entitled to cash severance and vesting acceleration benefits in connection with changes of control as described below under "Executive Severance Benefit Plan." Mr. Brown, Mr. Stibel and Mr. Carney are entitled to the following vesting acceleration in the event of a change of control:

- In the event of a change of control, Mr. Brown and Mr. Stibel will receive accelerated vesting of all shares subject to vesting under any of his outstanding options or other stock awards effective immediately prior to the closing of the change of control.

- In the event of a change of control, Mr. Carney will receive accelerated vesting of 20% of the then-unvested shares subject to his then outstanding options or other stock awards effective immediately prior to the closing of the change of control. In addition, if Mr. Carney's employment is terminated without cause or for good reason within eighteen months following the change of control, an additional 30% of the shares subject to his then outstanding options or other stock awards that were unvested at the time of the change of control will become immediately vested upon such termination.

***2005 Equity Incentive Plan***

Under our 2005 Equity Incentive Plan, in the event of specified significant corporate transactions, such as a sale of all or substantially all of our assets, a sale of at least 90% of our outstanding securities, a merger in which we are not the surviving entity, or a merger in which we are the surviving entity but our common stock outstanding immediately prior to the transaction is exchanged or converted into other property, all outstanding stock awards under the 2005 Equity Incentive Plan may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such stock awards, then (i) with respect to any such stock awards that are held by individuals whose service with us or our affiliates has not terminated more than three months prior to the effective date of the corporate transaction, the vesting and exercisability provisions of such stock awards will be accelerated in full and such awards will be terminated if not exercised prior to the effective date of the corporate transaction, and (ii) all other outstanding stock awards will terminate if not exercised prior to the effective date of the corporate transaction. Our Board of Directors may also provide that the holder of an outstanding stock award not assumed in the corporate transaction will surrender such stock award in exchange for a payment equal to the excess of (i) the value of the property that the optionee would have received upon exercise of the stock award, over (ii) the exercise price otherwise payable in connection with the stock award.

***2005 Non-Employee Directors' Stock Option Plan***

Under the 2005 Non-Employee Directors' Stock Option Plan, in the event of specific significant corporate transactions, such as a sale of all or substantially all of our assets, a sale of at least 90% of our outstanding securities in a merger, consolidation or similar transaction in which we are not the surviving entity, or a merger, consolidation or similar transaction in which we are the surviving entity but our common stock outstanding immediately prior to the transaction is exchanged for or converted into other property, all outstanding awards under the 2005 Non-Employee Directors' Stock Option Plan may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such awards, then (i) with respect to any such awards that are held by optionees then performing services for us or our affiliates, the vesting and exercisability of such awards will be accelerated in full and such awards will be terminated if not exercised prior to the effective date of the corporate transaction, and (ii) all other outstanding awards will terminate if not exercised prior to the effective date of the corporate transaction. Our Board of Directors may also provide that the holder of an outstanding award not assumed in the corporate transaction will surrender such award in exchange for a payment equal to the excess of (i) the value of the property that the holder would have received upon exercise of the award, over (ii) the exercise price otherwise payable in connection with the award.

***2005 Employee Stock Purchase Plan***

Under the 2005 Employee Stock Purchase Plan, in the event of specified significant corporate transactions, any then-outstanding rights to purchase our stock under the 2005 Employee Stock Purchase Plan will be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such purchase rights, then the participants' accumulated contributions will be used to purchase shares of our common stock within ten business days prior to such corporate transaction, and such purchase rights will terminate immediately thereafter.

***2008 Equity Incentive Plan***

Please see Proposal 3 – *Approval of 2008 Equity Incentive Plan* for information regarding the change in control provisions of the 2008 Plan.

### *Executive Severance Benefit Plan*

In April 2005, our Board of Directors adopted the Executive Severance Benefit Plan, which became effective immediately following the initial public offering. Under the Executive Severance Benefit Plan, officers, other than David Brown, Kevin Carney and Jeffrey Stibel and certain others who have employment agreements, and some of our other key employees, as designated by our Board of Directors, are eligible for severance benefits, including cash severance payments and accelerated vesting of outstanding stock and options.

*Termination without Cause or Resignation for Good Reason.* Under the Executive Severance Benefit Plan, if a beneficiary's employment with us terminates without cause, or the beneficiary terminates his or her employment with good reason, the beneficiary is entitled to cash severance in an amount equal to six months' salary, payable in accordance with our standard payroll practices. Additionally, the beneficiary would be entitled to acceleration of six months' worth of vesting of the shares of stock held by the beneficiary and the shares of stock subject to any options held by the beneficiary. Further, we will pay any Consolidated Omnibus Budget Reconciliation Act of 1985, or COBRA, payments for six months.

*Termination without Cause or Resignation for Good Reason Following a Change of Control.* Under the Executive Severance Benefit Plan, if within eighteen months following a change of control a beneficiary's employment with us terminates without cause, or the beneficiary terminates his or her employment with good reason, the beneficiary is entitled to cash severance in an amount equal to six months' salary, payable in accordance with our standard payroll practices. Additionally, the beneficiary would be entitled to acceleration of 50% of the then-unvested shares of stock held by the beneficiary and the shares of stock subject to any options held by the beneficiary. Further, we will pay any COBRA payments for six months.

*Conditions to Receipt of Benefits.* To be eligible to receive benefits under the Executive Severance Benefit Plan, the beneficiary must execute a general waiver and release of claims in our favor. If a beneficiary is terminated for cause or resigns without good reason, the beneficiary is ineligible for benefits under the Executive Severance Benefit Plan.

***Summary of Estimated Amounts Payable Upon a Separation or Change of Control***

The table below estimates amounts payable upon a separation, change of control and a separation following a change of control as of December 28, 2007 using the closing stock price of the Company as of that date:

| | As of December 28, 2007 | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Name | Termination Without Cause or Resignation for Good Reason | | | Change of Control | | | Termination Without Cause or Resignation for Good Reason Following a Change of Control | | |
| David L. Brown | | | | | | | | | |
| Separation Benefit (1) | $ | 612,000 | | $ | — | | $ | 612,000 | |
| Stock Options | $ | 451,954 | (2) | $ | 860,595 | (3) | $ | 860,595 | (3) |
| COBRA Premiums (4) | $ | 17,151 | | $ | — | | $ | 17,151 | |
| Total | $ | 1,081,105 | | $ | 860,595 | | $ | 1,489,746 | |
| Jeffrey M. Stibel(5) | | | | | | | | | |
| Separation Benefit (6) | $ | 700,140 | | $ | | | $ | 700,140 | |
| Stock Options | $ | — | (3) | $ | — | (3) | $ | — | (3) |
| COBRA Premiums (7) | $ | 10,195 | | $ | | | $ | 10,195 | |
| Total | $ | 710,335 | | $ | | | $ | 710,335 | |
| Jeffrey M. Stibel (8) | | | | | | | | | |
| Separation Benefit (1) | $ | 487,500 | | $ | | | $ | 487,500 | |
| Stock Options | $ | — | (2) | $ | — | (3) | $ | — | (3) |
| COBRA Premiums (4) | $ | 15,292 | | $ | | | $ | 15,292 | |
| Total | $ | 502,792 | | $ | | | $ | 502,792 | |
| Kevin M. Carney | | | | | | | | | |
| Separation Benefit (9) | $ | 260,000 | | $ | — | | $ | 260,000 | |
| Stock Options | $ | 138,880 | (10) | $ | 74,207 | (11) | $ | 111,312 | (12) |
| COBRA Premiums (7) | $ | 13,154 | | $ | — | | $ | 13,154 | |
| Total | $ | 412,034 | | $ | 74,207 | | $ | 384,466 | |

(1) Lump sum severance payment in an amount equal to 18 months of then-current base salary plus 150% of prior year's bonus.
(2) Acceleration of the vesting of shares of stock subject to options held such that the shares vest to the same extent as such shares would have been vested had employment continued for an additional 18 months.
(3) Acceleration of the vesting of shares of stock subject to options held such that all shares become immediately and fully vested.
(4) Reimbursement of COBRA premiums for a maximum of 18 months.
(5) Assumes a termination prior to September 30, 2008.
(6) Lump sum severance payment in an amount equal to 18 months of then-current base salary plus $212,640.
(7) Reimbursement of COBRA premiums for a maximum of 12 months.
(8) Assumes a termination after September 30, 2008.
(9) Lump sum severance payment in an amount equal to 12 months of then-current base salary plus prior year's bonus.
(10) Acceleration of the vesting of shares of stock subject to options held such that the shares vest to the same extent as such shares would have been vested had employment continued for an additional 12 months.
(11) Acceleration of the vesting of shares of stock subject to options held such that 20% of the shares that were unvested become immediately vested.
(12) Acceleration of the vesting of shares of stock subject to options held such that an additional 30% of the shares that were unvested become immediately vested.

## CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company has entered into indemnity agreements with certain officers and directors which provide, among other things, that the Company will indemnify such officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as a director, officer or other agent of the Company, and otherwise to the fullest extent permitted under Delaware law and the Company's Bylaws.

## RELATED TRANSACTIONS – POLICY AND PROCEDURES

Our Audit Committee has authority to review and approve all related party transactions as set forth in the Audit Committee Charter. To identify related party transactions, each year, we submit and require our directors and officers to complete Director and Officer Questionnaires identifying any transactions with us in which the executive officer or director or their family members have an interest. We review related party transactions due to the potential for a conflict of interest. A conflict of interest occurs when an individual's private interest interferes, or appears to interfere, with our interests. In addition, our Nominating and Corporate Governance Committee determines, on an annual basis, which members of our Board of Directors are independent (as independence is currently defined in Rule 4200(a)(15) of the Nasdaq listing standards). Our Nominating and Corporate Governance Committee reviews and discusses any relationships with directors that would potentially interfere with his or her exercise of independent judgment in carrying out the responsibilities of a director. Finally, our Code of Conduct establishes the standards of behavior for all employees, officers, and directors.

## HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are Website Pros' stockholders will be "householding" our proxy materials. A single proxy statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement and annual report, please notify your broker, direct your written request to Corporate Secretary, Website Pros, Inc., 12735 Gran Bay Parkway West, Building 200, Jacksonville, Florida 32258 or contact Kevin Carney at (904) 680-6600. Stockholders who currently receive multiple copies of the proxy statement at their address and would like to request "householding" of their communications should contact their broker.

**A copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, is available without charge on our corporate website at *http://ir.websitepros.com/sec.cfm* or by mail upon written request to: Corporate Secretary, Website Pros, Inc., 12735 Gran Bay Parkway West, Building 200, Jacksonville, Florida 32258.**

**OTHER MATTERS**

The Board of Directors knows of no other matters that will be presented for consideration at the annual meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors

**Kevin M. Carney**
Secretary

April 14, 2008

**APPENDIX A**

WEBSITE PROS, INC.

CERTIFICATE OF AMENDMENT TO CERTIFICATE OF INCORPORATION

# CERTIFICATE OF AMENDMENT
# TO AMENDED AND RESTATED
# CERTIFICATE OF INCORPORATION OF
# WEBSITE PROS, INC.

Jeffrey M. Stibel and Kevin M. Carney hereby certify that:

FIRST: That the name of this corporation is Website Pros, Inc. (the "***Corporation***") and that the Corporation was originally incorporated pursuant to the General Corporation Law with the Secretary of State of the State of Delaware on March 2, 1999.

SECOND: They are the duly elected and acting President and Secretary, respectively, of Website Pros, Inc., a Delaware corporation.

THIRD: That Article I of the Amended and Restated Certificate of Incorporation of the Corporation be amended and restated in its entirety as follows:

**I.**

"The name of this corporation is Web.com, Inc."

This Certificate of Amendment to Amended and Restated Certificate of Incorporation has been duly adopted in accordance with the provisions of Sections 228 and Section 242 of the General Corporation Law of the State of Delaware by the Board of Directors and stockholders of the corporation.

______________________________

JEFFREY M. STIBEL
President

______________________________

KEVIN M. CARNEY
Secretary

Dated: ______, 2008

APPENDIX B

**WEBSITE PROS, INC.**

**2008 EQUITY INCENTIVE PLAN**

**WEBSITE PROS, INC.**

**2008 EQUITY INCENTIVE PLAN**

**APPROVED BY BOARD ON: _______, 2008**
**APPROVED BY STOCKHOLDERS: _______, 2008**
**TERMINATION DATE: _____, 2018**

**1.** General.

**(a) Eligible Award Recipients.** The persons eligible to receive Awards are Employees, Directors and Consultants.

**(b) Available Awards.** The Plan provides for the grant of the following Awards: (i) Incentive Stock Options, (ii) Nonstatutory Stock Options, (iii) Restricted Stock Awards, (iv) Restricted Stock Unit Awards, (v) Stock Appreciation Rights, (vi) Performance Stock Awards, (vii) Performance Cash Awards, and (viii) Other Stock Awards.

**(c) General Purpose.** The Company, by means of the Plan, seeks to secure and retain the services of the group of persons eligible to receive Awards as set forth in Section 1(a), to provide incentives for such persons to exert maximum efforts for the success of the Company and any Affiliate and to provide a means by which such eligible recipients may be given an opportunity to benefit from increases in value of the Common Stock through the granting of Stock Awards.

**2.** Administration.

**(a) Administration by Board.** The Board shall administer the Plan unless and until the Board delegates administration of the Plan to a Committee or Committees, as provided in Section 2(c).

**(b) Powers of Board.** The Board shall have the power, subject to, and within the limitations of, the express provisions of the Plan:

**(i)** To determine from time to time (A) which of the persons eligible under the Plan shall be granted Awards; (B) when and how each Award shall be granted; (C) what type or combination of types of Award shall be granted; (D) the provisions of each Award granted (which need not be identical), including the time or times when a person shall be permitted to receive cash or Common Stock pursuant to a Stock Award; and (E) the number of shares of Common Stock with respect to which a Stock Award shall be granted to each such person.

**(ii)** To construe and interpret the Plan and Awards, and to establish, amend and revoke rules and regulations for the Plan's administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Stock Award Agreement or in the written terms of a Performance Cash Award, in a manner and to the extent it shall deem necessary or expedient to make the Plan or Award fully effective.

**(iii)** To settle all controversies regarding the Plan and Awards.

**(iv)** To accelerate the time at which a Stock Award may first be exercised or the time during which an Award or any part thereof will vest in accordance with the Plan, notwithstanding the provisions in the Award stating the time at which it may first be exercised or the time during which it will vest.

**(v)** To suspend or terminate the Plan at any time. Suspension or termination of the Plan shall not impair rights and obligations under any Stock Award granted while the Plan is in effect except with the written consent of the affected Participant.

**(vi)** To amend the Plan in any respect the Board deems necessary or advisable, including, without limitation, relating to Incentive Stock Options and certain nonqualified deferred compensation under Section 409A of the Code and to bring the Plan and/or Stock Awards into compliance therewith, subject to the limitations, if any, of applicable law. However, except as provided in Section 9(a) relating to Capitalization Adjustments, stockholder approval shall be required for any amendment of the Plan that either (A) materially increases the number of shares of Common Stock available for issuance under the Plan, (B) materially expands the class of individuals eligible to receive Awards under the Plan, (C) materially increases the benefits accruing to Participants under the Plan or materially reduces the price at which shares of Common Stock may be issued or purchased under the Plan, (D) materially extends the term of the Plan, or (E) expands the types of Awards available for issuance under the Plan, but only to the extent required by applicable law or listing requirements. Except as provided above, rights under any Award granted before amendment of the Plan shall not be impaired by any amendment of the Plan unless (1) the Company requests the consent of the affected Participant, and (2) such Participant consents in writing.

**(vii)** To submit any amendment to the Plan for stockholder approval, including, but not limited to, amendments to the Plan intended to satisfy the requirements of (A) Section 162(m) of the Code and the regulations thereunder regarding the exclusion of performance-based compensation from the limit on corporate deductibility of compensation paid to Covered Employees, (B) Section 422 of the Code regarding "incentive stock options" or (C) Rule 16b-3.

**(viii)** To approve forms of Award Agreements for use under the Plan and to amend the terms of any one or more Awards, including, but not limited to, amendments to provide terms more favorable to the Participant than previously provided in the Award Agreement, subject to any specified limits in the Plan that are not subject to Board discretion; *provided however,* that the Participant's rights under any Award shall not be impaired by any such amendment unless (A) the Company requests the consent of the affected Participant, and (B) such Participant consents in writing. Notwithstanding the foregoing, subject to the limitations of applicable law, if any, and without the affected Participant's consent, the Board may amend the terms of any one or more Awards if necessary to maintain the qualified status of the Award as an Incentive Stock Option or to bring the Award into compliance with Section 409A of the Code and Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued or amended after the Effective Date.

**(ix)** Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan or Awards.

**(x)** To adopt such procedures and sub-plans as are necessary or appropriate to permit participation in the Plan by Employees, Directors or Consultants who are foreign nationals or employed outside the United States.

**(c) Delegation to Committee.**

**(i) General.** The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration of the Plan is delegated to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee of the Committee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board shall thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may retain the authority to concurrently administer the Plan with the Committee and may, at any time, revest in the Board some or all of the powers previously delegated to the Committee, Committees, subcommittee or subcommittees.

(ii) **Section 162(m) and Rule 16b-3 Compliance.** In the sole discretion of the Board, the Committee may consist solely of two (2) or more Outside Directors, in accordance with Section 162(m) of the Code, or solely of two (2) or more Non-Employee Directors, in accordance with Rule 16b-3. In addition, the Board or the Committee, in its sole discretion, may (A) delegate to a Committee which need not consist of Outside Directors the authority to grant Awards to eligible persons who are either (1) not then Covered Employees and are not expected to be Covered Employees at the time of recognition of income resulting from such Stock Award, or (2) not persons with respect to whom the Company wishes to comply with Section 162(m) of the Code, or (B) delegate to a Committee which need not consist of Non-Employee Directors the authority to grant Stock Awards to eligible persons who are not then subject to Section 16 of the Exchange Act.

**(d) Delegation to an Officer.** The Board may delegate to one (1) or more Officers the authority to do one or both of the following (i) designate Employees who are not Officers to be recipients of Options (and, to the extent permitted by applicable law, other Stock Awards) and the terms thereof, and (ii) determine the number of shares of Common Stock to be subject to such Stock Awards granted to such Employees; *provided, however*, that the Board resolutions regarding such delegation shall specify the total number of shares of Common Stock that may be subject to the Stock Awards granted by such Officer and that such Officer may not grant a Stock Award to himself or herself. Notwithstanding anything to the contrary in this Section 2(d), the Board may not delegate to an Officer authority to determine the Fair Market Value pursuant to Section 13(u)(ii) below.

**(e) Effect of Board's Decision.** All determinations, interpretations and constructions made by the Board in good faith shall not be subject to review by any person and shall be final, binding and conclusive on all persons.

**(f) Cancellation and Re-Grant of Stock Awards**. Neither the Board nor any Committee shall have the authority to: (i) reprice any outstanding Stock Awards under the Plan, or (ii) cancel and re-grant any outstanding Stock Awards under the Plan, unless the stockholders of the Company have approved such an action within twelve (12) months prior to such an event.

**3.** Shares Subject to the Plan.

**(a) Share Reserve.** Subject to the provisions of Section 9 relating to adjustments upon changes in stock, the aggregate number of shares of Common Stock that may be issued pursuant to Stock Awards after the Effective Date shall not exceed three million (3,000,000) shares (the "***Share Reserve***"). For clarity, the foregoing is a limitation on the number of shares of the Common Stock that may be issued pursuant to the Plan and does not limit the granting of Stock Awards except as provided in Section 7(a). Shares may be issued in connection with a merger or acquisition as permitted by NASD Rule 4350(i)(1)(A)(iii) or, if applicable, NYSE Listed Company Manual Section 303A.08, or AMEX Company Guide Section 711, and such issuance shall not reduce the number of shares available for issuance under the Plan. Furthermore, if a Stock Award (i) expires or otherwise terminates without having been exercised in full or (ii) is settled in cash (*i.e.*, the holder of the Stock Award receives cash rather than stock), such expiration, termination or settlement shall not reduce (or otherwise offset) the number of shares of the Common Stock that may be issued pursuant to the Plan.

**(b) Reversion of Shares to the Share Reserve**. If any shares of common stock issued pursuant to a Stock Award are forfeited back to the Company because of the failure to meet a contingency or condition required to vest such shares in the Participant, then the shares which are forfeited shall revert to and again become available for issuance under the Plan. Also, any shares reacquired by the Company pursuant to Section 8(g) or as consideration for the exercise of an Option shall again become available for issuance under the Plan. Notwithstanding the provisions of this Section 3(b), any such shares shall not be subsequently issued pursuant to the exercise of Incentive Stock Options.

**(c) Incentive Stock Option Limit.** Notwithstanding anything to the contrary in this Section 3(d), subject to the provisions of Section 9(a) relating to Capitalization Adjustments the aggregate maximum number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options shall be the number of shares of Common Stock in the Share Reserve.

(d) **Section 162(m) Limitation on Annual Grants.** Subject to the provisions of Section 9(a) relating to Capitalization Adjustments, at such time as the Company may be subject to the applicable provisions of Section 162(m) of the Code, no Employee shall be eligible to be granted during any calendar year Stock Awards whose value is determined by reference to an increase over an exercise or strike price of at least one hundred percent (100%) of the Fair Market Value on the date the Stock Award is granted covering more than one million (1,000,000) shares of Common Stock.

(e) **Source of Shares.** The stock issuable under the Plan shall be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the market or otherwise.

4. Eligibility.

(a) **Eligibility for Specific Stock Awards.** Incentive Stock Options may be granted only to employees of the Company or a parent corporation or subsidiary corporation (as such terms are defined in Sections 424(e) and (f) of the Code). Stock Awards other than Incentive Stock Options may be granted to Employees, Directors and Consultants.

(b) **Ten Percent Stockholders.** A Ten Percent Stockholder shall not be granted an Incentive Stock Option unless the exercise price of such Option is at least one hundred ten percent (110%) of the Fair Market Value on the date of grant and the Option is not exercisable after the expiration of five (5) years from the date of grant.

(c) **Consultants.** A Consultant shall be eligible for the grant of a Stock Award only if, at the time of grant, a Form S-8 Registration Statement under the Securities Act (***"Form S-8"***) is available to register either the offer or the sale of the Company's securities to such Consultant because of the nature of the services that the Consultant is providing to the Company, because the Consultant is a natural person, or because of any other rule governing the use of Form S-8.

5. Option Provisions.

Each Option shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. All Options shall be separately designated Incentive Stock Options or Nonstatutory Stock Options at the time of grant, and, if certificates are issued, a separate certificate or certificates shall be issued for shares of Common Stock purchased on exercise of each type of Option. If an Option is not specifically designated as an Incentive Stock Option, then the Option shall be a Nonstatutory Stock Option. The provisions of separate Options need not be identical; *provided, however*, that each Option Agreement shall include (through incorporation of provisions hereof by reference in the Option Agreement or otherwise) the substance of each of the following provisions:

(a) **Term.** Subject to the provisions of Section 4(b) regarding Ten Percent Stockholders, no Option shall be exercisable after the expiration of ten (10) years from the date of its grant or such shorter period specified in the Option Agreement.

(b) **Exercise Price.** Subject to the provisions of Section 4(b) regarding Ten Percent Stockholders, the exercise price of each Option shall be not less than one hundred percent (100%) of the Fair Market Value of the Common Stock subject to the Option on the date the Option is granted. Notwithstanding the foregoing, an Option may be granted with an exercise price lower than one hundred percent (100%) of the Fair Market Value of the Common Stock subject to the Option if such Option is granted pursuant to an assumption of or substitution for another option in a manner consistent with the provisions of Section 424(a) of the Code (whether or not such options are Incentive Stock Options).

(c) **Consideration.** The purchase price of Common Stock acquired pursuant to the exercise of an Option shall be paid, to the extent permitted by applicable law and as determined by the Board in its sole discretion, by any combination of the methods of payment set forth below. The Board shall have the authority to grant Options that do not permit all of the following methods of payment (or otherwise restrict the ability to use certain methods) and to grant Options that require the consent of the Company to utilize a particular method of payment. The methods of payment permitted by this Section 6(c) are:

**(i)** by cash, check, bank draft or money order payable to the Company;

**(ii)** pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board that, prior to the issuance of the stock subject to the Option, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the aggregate exercise price to the Company from the sales proceeds;

**(iii)** by delivery to the Company (either by actual delivery or attestation) of shares of Common Stock;

**(iv)** by a "net exercise" arrangement pursuant to which the Company will reduce the number of shares of Common Stock issued upon exercise by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price; *provided, however*, that the Company shall accept a cash or other payment from the Participant to the extent of any remaining balance of the aggregate exercise price not satisfied by such reduction in the number of whole shares to be issued; *provided, further,* that shares of Common Stock will no longer be outstanding under an Option and will not be exercisable thereafter to the extent that (A) shares are used to pay the exercise price pursuant to the "net exercise," (B) shares are delivered to the Participant as a result of such exercise, and (C) shares are withheld to satisfy tax withholding obligations; or

**(v)** in any other form of legal consideration that may be acceptable to the Board.

**(d) Transferability of Options.** The Board may, in its sole discretion, impose such limitations on the transferability of Options as the Board shall determine. In the absence of such a determination by the Board to the contrary, the following restrictions on the transferability of Options shall apply:

**(i) Restrictions on Transfer.** An Option shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Optionholder only by the Optionholder; *provided, however*, that the Board may, in its sole discretion, permit transfer of the Option in a manner consistent with applicable tax and securities laws upon the Optionholder's request.

**(ii) Domestic Relations Orders.** Notwithstanding the foregoing, an Option may be transferred pursuant to a domestic relations order, *provided, however*, that an Incentive Stock Option may be deemed to be a Nonqualified Stock Option as a result of such transfer.

**(iii) Beneficiary Designation.** Notwithstanding the foregoing, the Optionholder may, by delivering written notice to the Company, in a form provided by or otherwise satisfactory to the Company, designate a third party who, in the event of the death of the Optionholder, shall thereafter be the beneficiary of an Option with the right to exercise the Option and receive the Common Stock or other consideration resulting from an Option exercise.

**(e) Vesting Generally.** The total number of shares of Common Stock subject to an Option may vest and therefore become exercisable in periodic installments that may or may not be equal. The Option may be subject to such other terms and conditions on the time or times when it may or may not be exercised (which may be based on the satisfaction of Performance Goals or other criteria) as the Board may deem appropriate. The vesting provisions of individual Options may vary. The provisions of this Section 5(e) are subject to any Option provisions governing the minimum number of shares of Common Stock as to which an Option may be exercised.

**(f) Termination of Continuous Service.** Except as otherwise provided in the applicable Option Agreement or other agreement between the Optionholder and the Company, in the event that an Optionholder's Continuous Service terminates (other than upon the Optionholder's death or Disability), the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise such Option as of the date of termination of Continuous Service) but only within such period of time ending on the earlier of (i) the date three (3) months following the termination of the Optionholder's Continuous Service (or such longer or shorter period specified in the Option Agreement), or (ii) the expiration of the term of the Option as set forth in the Option Agreement. If, after termination of Continuous Service, the Optionholder does not exercise his or her Option within the time specified herein or in the Option Agreement (as applicable), the Option shall terminate.

(g) **Extension of Termination Date.** Unless otherwise provided in an Optionholder's Option Agreement, if the exercise of the Option following the termination of the Optionholder's Continuous Service (other than upon a Change in Control or the Optionholder's death or Disability) would be prohibited at any time solely because the issuance of shares of Common Stock would violate the registration requirements under the Securities Act, then the Option shall terminate on the earlier of (i) the expiration of a period equal to the post-termination exercise period described in Section 5(f), 5(h) or 5(i) after the termination of the Optionholder's Continuous Service during which the exercise of the Option would not be in violation of such registration requirements, or (ii) the expiration of the term of the Option as set forth in the Option Agreement. In addition, unless otherwise provided in an Optionholder's Option Agreement, if the sale of the Common Stock received upon exercise of an Option following the termination of the Optionholder's Continuous Service (other than upon a Change in Control or the Optionholder's death or Disability) would violate the Company's insider trading policy, then the Option shall terminate on the earlier of (i) the expiration of a period equal to the post-termination exercise period described in Section 5(f), 5(h) or 5(i) above after the termination of the Optionholder's Continuous Service during which the exercise of the Option would not be in violation of the Company's insider trading policy, (ii) the 15th day of the third month after the date on which the Option would cease to be exercisable but for this Section 5(g), or such longer period as would not cause the Option to become subject to Section 409A(a)(1) of the Code; or (iii) the expiration of the term of the Option as set forth in the Option Agreement.

(h) **Disability of Optionholder.** In the event that an Optionholder's Continuous Service terminates as a result of the Optionholder's Disability, the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise such Option as of the date of termination of Continuous Service), but only within such period of time ending on the earlier of (i) the date twelve (12) months following such termination of Continuous Service (or such longer or shorter period specified in the Option Agreement), or (ii) the expiration of the term of the Option as set forth in the Option Agreement. If, after termination of Continuous Service, the Optionholder does not exercise his or her Option within the time specified herein or in the Option Agreement (as applicable), the Option shall terminate.

(i) **Death of Optionholder.** In the event that (i) an Optionholder's Continuous Service terminates as a result of the Optionholder's death, or (ii) the Optionholder dies within the period (if any) specified in the Option Agreement after the termination of the Optionholder's Continuous Service for a reason other than death, then the Option may be exercised (to the extent the Optionholder was entitled to exercise such Option as of the date of death) by the Optionholder's estate, by a person who acquired the right to exercise the Option by bequest or inheritance or by a person designated as the beneficiary of the Option upon the Optionholder's death, but only within the period ending on the earlier of (A) the date eighteen (18) months following the date of death (or such longer or shorter period specified in the Option Agreement), or (B) the expiration of the term of such Option as set forth in the Option Agreement. If, after the Optionholder's death, the Option is not exercised within the time specified herein or in the Option Agreement (as applicable), the Option shall terminate. If the Optionholder designates a third party beneficiary of the Option in accordance with Section 5(d)(iii), then upon the death of the Optionholder such designated beneficiary shall have the sole right to exercise the Option and receive the Common Stock or other consideration resulting from an Option exercise.

(j) **Non-Exempt Employees.** No Option granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act shall be first exercisable for any shares of Common Stock until at least six (6) months following the date of grant of the Option. The foregoing provision is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of an Option will be exempt from his or her regular rate of pay.

6. Provisions of Stock Awards other than Options.

(a) **Restricted Stock Awards.** Each Restricted Stock Award Agreement shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. To the extent consistent with the Company's Bylaws, at the Board's election, shares of Common Stock may be (x) held in book entry form subject to the Company's instructions until any restrictions relating to the Restricted Stock Award lapse; or (y) evidenced by a certificate, which certificate shall be held in such form and manner as determined by the Board. The terms and conditions of Restricted Stock Award Agreements may change from time to time, and the terms and conditions of separate Restricted Stock Award Agreements need not be identical; *provided, however*, that each Restricted Stock Award Agreement shall include (through incorporation of provisions hereof by reference in the agreement or otherwise) the substance of each of the following provisions:

(i) **Consideration.** A Restricted Stock Award may be awarded in consideration for (A) past or future services actually or to be rendered to the Company or an Affiliate, or (B) any other form of legal consideration that may be acceptable to the Board in its sole discretion and permissible under applicable law.

(ii) **Vesting.** Shares of Common Stock awarded under the Restricted Stock Award Agreement may be subject to forfeiture to the Company in accordance with a vesting schedule to be determined by the Board.

(iii) **Termination of Participant's Continuous Service.** In the event a Participant's Continuous Service terminates, the Company may receive via a forfeiture condition, any or all of the shares of Common Stock held by the Participant that have not vested as of the date of termination of Continuous Service under the terms of the Restricted Stock Award Agreement.

(iv) **Transferability.** Rights to acquire shares of Common Stock under the Restricted Stock Award Agreement shall be transferable by the Participant only upon such terms and conditions as are set forth in the Restricted Stock Award Agreement, as the Board shall determine in its sole discretion, so long as Common Stock awarded under the Restricted Stock Award Agreement remains subject to the terms of the Restricted Stock Award Agreement.

(b) **Restricted Stock Unit Awards.** Each Restricted Stock Unit Award Agreement shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. The terms and conditions of Restricted Stock Unit Award Agreements may change from time to time, and the terms and conditions of separate Restricted Stock Unit Award Agreements need not be identical; *provided, however*, that each Restricted Stock Unit Award Agreement shall include (through incorporation of the provisions hereof by reference in the Agreement or otherwise) the substance of each of the following provisions:

(i) **Consideration.** At the time of grant of a Restricted Stock Unit Award, the Board will determine the consideration, if any, to be paid by the Participant upon delivery of each share of Common Stock subject to the Restricted Stock Unit Award. The consideration to be paid (if any) by the Participant for each share of Common Stock subject to a Restricted Stock Unit Award may be paid in any form of legal consideration that may be acceptable to the Board in its sole discretion and permissible under applicable law.

(ii) **Vesting.** At the time of the grant of a Restricted Stock Unit Award, the Board may impose such restrictions or conditions to the vesting of the Restricted Stock Unit Award as it, in its sole discretion, deems appropriate.

(iii) **Payment**. A Restricted Stock Unit Award may be settled by the delivery of shares of Common Stock, their cash equivalent, any combination thereof or in any other form of consideration, as determined by the Board and contained in the Restricted Stock Unit Award Agreement.

(iv) **Additional Restrictions.** At the time of the grant of a Restricted Stock Unit Award, the Board, as it deems appropriate, may impose such restrictions or conditions that delay the delivery of the shares of

Common Stock (or their cash equivalent) subject to a Restricted Stock Unit Award to a time after the vesting of such Restricted Stock Unit Award.

(v) **Dividend Equivalents.** Dividend equivalents may be credited in respect of shares of Common Stock covered by a Restricted Stock Unit Award, as determined by the Board and contained in the Restricted Stock Unit Award Agreement. At the sole discretion of the Board, such dividend equivalents may be converted into additional shares of Common Stock covered by the Restricted Stock Unit Award in such manner as determined by the Board. Any additional shares covered by the Restricted Stock Unit Award credited by reason of such dividend equivalents will be subject to all the terms and conditions of the underlying Restricted Stock Unit Award Agreement to which they relate.

(vi) **Termination of Participant's Continuous Service.** Except as otherwise provided in the applicable Restricted Stock Unit Award Agreement, such portion of the Restricted Stock Unit Award that has not vested will be forfeited upon the Participant's termination of Continuous Service.

(vii) **Compliance with Section 409A of the Code.** Notwithstanding anything to the contrary set forth herein, any Restricted Stock Unit Award granted under the Plan that is not exempt from the requirements of Section 409A of the Code shall contain such provisions so that such Restricted Stock Unit Award will comply with the requirements of Section 409A of the Code. Such restrictions, if any, shall be determined by the Board and contained in the Restricted Stock Unit Award Agreement evidencing such Restricted Stock Unit Award.

(c) **Stock Appreciation Rights.** Each Stock Appreciation Right Agreement shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. Stock Appreciation Rights may be granted as stand-alone Stock Awards or in tandem with other Stock Awards. The terms and conditions of Stock Appreciation Right Agreements may change from time to time, and the terms and conditions of separate Stock Appreciation Right Agreements need not be identical; *provided, however*, that each Stock Appreciation Right Agreement shall include (through incorporation of the provisions hereof by reference in the Agreement or otherwise) the substance of each of the following provisions:

(i) **Term.** No Stock Appreciation Right shall be exercisable after the expiration of ten (10) years from the date of its grant or such shorter period specified in the Stock Appreciation Right Agreement.

(ii) **Strike Price.** Each Stock Appreciation Right will be denominated in shares of Common Stock equivalents. The strike price of each Stock Appreciation Right shall not be less than one hundred percent (100%) of the Fair Market Value of the Common Stock equivalents subject to the Stock Appreciation Right on the date of grant.

(iii) **Calculation of Appreciation.** The appreciation distribution payable on the exercise of a Stock Appreciation Right will be not greater than an amount equal to the excess of (A) the aggregate Fair Market Value (on the date of the exercise of the Stock Appreciation Right) of a number of shares of Common Stock equal to the number of Common Stock equivalents in which the Participant is vested under such Stock Appreciation Right, and with respect to which the Participant is exercising the Stock Appreciation Right on such date, over (B) the strike price that will be determined by the Board at the time of grant of the Stock Appreciation Right.

(iv) **Vesting.** At the time of the grant of a Stock Appreciation Right, the Board may impose such restrictions or conditions to the vesting of such Stock Appreciation Right as it, in its sole discretion, deems appropriate.

(v) **Exercise.** To exercise any outstanding Stock Appreciation Right, the Participant must provide written notice of exercise to the Company in compliance with the provisions of the Stock Appreciation Right Agreement evidencing such Stock Appreciation Right.

(vi) **Payment.** The appreciation distribution in respect to a Stock Appreciation Right may be paid in Common Stock, in cash, in any combination of the two or in any other form of consideration, as determined by the Board and contained in the Stock Appreciation Right Agreement evidencing such Stock Appreciation Right.

(vii) **Termination of Continuous Service.** In the event that a Participant's Continuous Service terminates, the Participant may exercise his or her Stock Appreciation Right (to the extent that the Participant was entitled to exercise such Stock Appreciation Right as of the date of termination) but only within such period of time ending on the earlier of (A) the date three (3) months following the termination of the Participant's Continuous Service (or such longer or shorter period specified in the Stock Appreciation Right Agreement), or (B) the expiration of the term of the Stock Appreciation Right as set forth in the Stock Appreciation Right Agreement. If, after termination, the Participant does not exercise his or her Stock Appreciation Right within the time specified herein or in the Stock Appreciation Right Agreement (as applicable), the Stock Appreciation Right shall terminate.

(viii) **Compliance with Section 409A of the Code.** Notwithstanding anything to the contrary set forth herein, any Stock Appreciation Rights granted under the Plan that are not exempt from the requirements of Section 409A of the Code shall contain such provisions so that such Stock Appreciation Rights will comply with the requirements of Section 409A of the Code. Such restrictions, if any, shall be determined by the Board and contained in the Stock Appreciation Right Agreement evidencing such Stock Appreciation Right.

**(d) Performance Awards.**

(i) **Performance Stock Awards.** A Performance Stock Award is a Stock Award that may be granted, may vest, or may be exercised based upon the attainment during a Performance Period of certain Performance Goals. A Performance Stock Award may, but need not, require the completion of a specified period of Continuous Service. The length of any Performance Period, the Performance Goals to be achieved during the Performance Period, and the measure of whether and to what degree such Performance Goals have been attained shall be conclusively determined by the Committee in its sole discretion. The maximum number of shares that may be granted to any Participant in a calendar year attributable to Stock Awards described in this Section 6(d)(i) shall not exceed one million (1,000,000) shares of Common Stock. In addition, to the extent permitted by applicable law and the applicable Award Agreement, the Board may determine that cash may be used in payment of Performance Stock Awards.

(ii) **Performance Cash Awards.** A Performance Cash Award is a cash award that may be granted upon the attainment during a Performance Period of certain Performance Goals. A Performance Cash Award may also require the completion of a specified period of Continuous Service. The length of any Performance Period, the Performance Goals to be achieved during the Performance Period, and the measure of whether and to what degree such Performance Goals have been attained shall be conclusively determined by the Committee in its sole discretion. The maximum value that may be granted to any Participant in a calendar year attributable to cash awards described in this Section 6(d)(i) shall not exceed three million dollars ($3,000,000). The Board may provide for or, subject to such terms and conditions as the Board may specify, may permit a Participant to elect for, the payment of any Performance Cash Award to be deferred to a specified date or event. The Committee may specify the form of payment of Performance Cash Awards, which may be cash or other property, or may provide for a Participant to have the option for his or her Performance Cash Award, or such portion thereof as the Board may specify, to be paid in whole or in part in cash or other property. In addition, to the extent permitted by applicable law and the applicable Award Agreement, the Board may determine that Common Stock authorized under this Plan may be used in payment of Performance Cash Awards, including additional shares in excess of the Performance Cash Award as an inducement to hold shares of Common Stock.

**(e) Other Stock Awards.** Other forms of Stock Awards valued in whole or in part by reference to, or otherwise based on, Common Stock may be granted either alone or in addition to Stock Awards provided for under Section 5 and the preceding provisions of this Section 6. Subject to the provisions of the Plan, the Board shall have sole and complete authority to determine the persons to whom and the time or times at which such Other Stock Awards will be granted, the number of shares of Common Stock (or the cash equivalent thereof) to be granted pursuant to such Other Stock Awards and all other terms and conditions of such Other Stock Awards.

**7.** Covenants of the Company.

**(a) Availability of Shares.** During the terms of the Stock Awards, the Company shall keep available at all times the number of shares of Common Stock reasonably required to satisfy such Stock Awards.

(b) **Securities Law Compliance.** The Company shall seek to obtain from each regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Stock Awards and to issue and sell shares of Common Stock upon exercise of the Stock Awards; *provided, however*, that this undertaking shall not require the Company to register under the Securities Act the Plan, any Stock Award or any Common Stock issued or issuable pursuant to any such Stock Award. If, after reasonable efforts, the Company is unable to obtain from any such regulatory commission or agency the authority that counsel for the Company deems necessary for the lawful issuance and sale of Common Stock under the Plan, the Company shall be relieved from any liability for failure to issue and sell Common Stock upon exercise of such Stock Awards unless and until such authority is obtained.

(c) **No Obligation to Notify.** The Company shall have no duty or obligation to any holder of a Stock Award to advise such holder as to the time or manner of exercising such Stock Award. Furthermore, the Company shall have no duty or obligation to warn or otherwise advise such holder of a pending termination or expiration of a Stock Award or a possible period in which the Stock Award may not be exercised. The Company has no duty or obligation to minimize the tax consequences of a Stock Award to the holder of such Stock Award.

**8.** Miscellaneous.

(a) **Use of Proceeds from Sales of Common Stock.** Proceeds from the sale of shares of Common Stock pursuant to Stock Awards shall constitute general funds of the Company.

(b) **Corporate Action Constituting Grant of Stock Awards.** Corporate action constituting a grant by the Company of a Stock Award to any Participant shall be deemed completed as of the date of such corporate action, unless otherwise determined by the Board, regardless of when the instrument, certificate, or letter evidencing the Stock Award is communicated to, or actually received or accepted by, the Participant.

(c) **Stockholder Rights.** No Participant shall be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Common Stock subject to such Stock Award unless and until such Participant has exercised the Stock Award pursuant to its terms and the Participant shall not be deemed to be a stockholder of record until the issuance of the Common Stock pursuant to such exercise has been entered into the books and records of the Company.

(d) **No Employment or Other Service Rights.** Nothing in the Plan, any Stock Award Agreement or other instrument executed thereunder or in connection with any Award granted pursuant to the Plan shall confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Stock Award was granted or shall affect the right of the Company or an Affiliate to terminate (i) the employment of an Employee with or without notice and with or without cause, (ii) the service of a Consultant pursuant to the terms of such Consultant's agreement with the Company or an Affiliate, or (iii) the service of a Director pursuant to the Bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state in which the Company or the Affiliate is incorporated, as the case may be.

(e) **Incentive Stock Option $100,000 Limitation.** To the extent that the aggregate Fair Market Value (determined at the time of grant) of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and any Affiliates) exceeds one hundred thousand dollars ($100,000), the Options or portions thereof that exceed such limit (according to the order in which they were granted) shall be treated as Nonstatutory Stock Options, notwithstanding any contrary provision of the applicable Option Agreement(s).

(f) **Investment Assurances.** The Company may require a Participant, as a condition of exercising or acquiring Common Stock under any Stock Award, (i) to give written assurances satisfactory to the Company as to the Participant's knowledge and experience in financial and business matters and/or to employ a purchaser representative reasonably satisfactory to the Company who is knowledgeable and experienced in financial and business matters and that he or she is capable of evaluating, alone or together with the purchaser representative, the merits and risks of exercising the Stock Award; and (ii) to give written assurances satisfactory to the Company stating that the Participant is acquiring Common Stock subject to the Stock Award for the Participant's own account and not with any present intention of selling or otherwise distributing the Common Stock. The foregoing requirements, and any assurances given pursuant to such requirements, shall be inoperative if (A) the issuance of the shares upon the exercise or acquisition of Common Stock under the Stock Award has been registered under a then currently effective registration statement under the Securities Act, or (B) as to any particular requirement, a determination is made by counsel for the Company that such requirement need not be met in the circumstances under the then applicable securities laws. The Company may, upon advice of counsel to the Company, place legends on stock certificates issued under the Plan as such counsel deems necessary or appropriate in order to comply with applicable securities laws, including, but not limited to, legends restricting the transfer of the Common Stock.

**(g) Withholding Obligations.** Unless prohibited by the terms of a Stock Award Agreement, the Company may, in its sole discretion, satisfy any federal, state or local tax withholding obligation relating to an Award by any of the following means (in addition to the Company's right to withhold from any compensation paid to the Participant by the Company) or by a combination of such means: (i) causing the Participant to tender a cash payment; (ii) withholding shares of Common Stock from the shares of Common Stock issued or otherwise issuable to the Participant in connection with the Award; (iii) withholding cash from an Award settled in cash; or (iv) by such other method as may be set forth in the Award Agreement.

**(h) Electronic Delivery**. Any reference herein to a "written" agreement or document shall include any agreement or document delivered electronically or posted on the Company's intranet.

**(i) Deferrals.** To the extent permitted by applicable law, the Board, in its sole discretion, may determine that the delivery of Common Stock or the payment of cash, upon the exercise, vesting or settlement of all or a portion of any Award may be deferred and may establish programs and procedures for deferral elections to be made by Participants. Deferrals by Participants will be made in accordance with Section 409A of the Code. Consistent with Section 409A of the Code, the Board may provide for distributions while a Participant is still an employee. The Board is authorized to make deferrals of Stock Awards and determine when, and in what annual percentages, Participants may receive payments, including lump sum payments, following the Participant's termination of employment or retirement, and implement such other terms and conditions consistent with the provisions of the Plan and in accordance with applicable law.

**(j) Compliance with Section 409A of the Code.** To the extent that the Board determines that any Award granted under the Plan is subject to Section 409A of the Code, the Award Agreement evidencing such Award shall incorporate the terms and conditions necessary to avoid the consequences specified in Section 409A(a)(1) of the Code. To the extent applicable, the Plan and Award Agreements shall be interpreted in accordance with Section 409A of the Code and Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued or amended after the Effective Date. Notwithstanding any provision of the Plan to the contrary, in the event that following the Effective Date the Board determines that any Award may be subject to Section 409A of the Code and related Department of Treasury guidance (including such Department of Treasury guidance as may be issued after the Effective Date), the Board may adopt such amendments to the Plan and the applicable Award Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Board determines are necessary or appropriate to (i) exempt the Award from Section 409A of the Code and/or preserve the intended tax treatment of the benefits provided with respect to the Award, or (ii) comply with the requirements of Section 409A of the Code and Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued or amended after the Effective Date.

**9.** Adjustments upon Changes in Common Stock; Other Corporate Events.

**(a) Capitalization Adjustments**. In the event of a Capitalization Adjustment, the Board shall appropriately adjust: (i) the class(es) and maximum number of securities subject to the Plan pursuant to Section 3(a), (ii) the class(es) and maximum number of securities that may be issued pursuant to the exercise of Incentive Stock Options pursuant to Section 3(d), (iii) the class(es) and maximum number of securities that may be awarded to any person pursuant to Section 3(d) and 6(d)(i) , and (iv) the class(es) and number of securities and price per share of stock subject to outstanding Stock Awards. The Board shall make such adjustments, and its determination shall be final, binding and conclusive.

**(b) Dissolution or Liquidation.** Except as otherwise provided in the Stock Award Agreement, in the event of a dissolution or liquidation of the Company, all outstanding Stock Awards (other than Stock Awards consisting of vested and outstanding shares of Common Stock not subject to the Company's right of repurchase) shall terminate immediately prior to the completion of such dissolution or liquidation, and the shares of Common Stock subject to the Company's repurchase option may be repurchased by the Company notwithstanding the fact that the holder of such Stock Award is providing Continuous Service, *provided, however*, that the Board may, in its sole discretion, cause some or all Stock Awards to become fully vested, exercisable and/or no longer subject to repurchase or forfeiture (to the extent such Stock Awards have not previously expired or terminated) before the dissolution or liquidation is completed but contingent on its completion.

**(c) Corporate Transaction.** The following provisions shall apply to Stock Awards in the event of a Corporate Transaction unless otherwise provided in the instrument evidencing the Stock Award or any other written agreement between the Company or any Affiliate and the Participant or unless otherwise expressly provided by the Board at the time of grant of a Stock Award.

**(i) Stock Awards May Be Assumed.** Except as otherwise stated in the Stock Award Agreement, in the event of a Corporate Transaction, any surviving corporation or acquiring corporation (or the surviving or acquiring corporation's parent company) may assume or continue any or all Stock Awards outstanding under the Plan or may substitute similar stock awards for Stock Awards outstanding under the Plan (including but not limited to, awards to acquire the same consideration paid to the stockholders of the Company pursuant to the Corporate Transaction), and any reacquisition or repurchase rights held by the Company in respect of Common Stock issued pursuant to Stock Awards may be assigned by the Company to the successor of the Company (or the successor's parent company, if any), in connection with such Corporate Transaction. A surviving corporation or acquiring corporation (or its parent) may choose to assume or continue only a portion of a Stock Award or substitute a similar stock award for only a portion of a Stock Award. The terms of any assumption, continuation or substitution shall be set by the Board in accordance with the provisions of Section 2.

**(ii) Stock Awards Held by Current Participants.** Except as otherwise stated in the Stock Award Agreement, in the event of a Corporate Transaction in which the surviving corporation or acquiring corporation (or its parent company) does not assume or continue such outstanding Stock Awards or substitute similar stock awards for such outstanding Stock Awards, then with respect to Stock Awards that have not been assumed, continued or substituted and that are held by Participants whose Continuous Service has not terminated prior to the effective time of the Corporate Transaction (referred to as the "***Current Participants***"), the vesting of such Stock Awards (and, with respect to Options and Stock Appreciation Rights, the time at which such Stock Awards may be exercised) shall be accelerated in full to a date prior to the effective time of such Corporate Transaction (contingent upon the effectiveness of the Corporate Transaction) as the Board shall determine (or, if the Board shall not determine such a date, to the date that is five (5) days prior to the effective time of the Corporate Transaction), and such Stock Awards shall terminate if not exercised (if applicable) at or prior to the effective time of the Corporate Transaction, and any reacquisition or repurchase rights held by the Company with respect to such Stock Awards shall lapse (contingent upon the effectiveness of the Corporate Transaction).

**(iii) Stock Awards Held by Persons other than Current Participants.** Except as otherwise stated in the Stock Award Agreement, in the event of a Corporate Transaction in which the surviving corporation or acquiring corporation (or its parent company) does not assume or continue such outstanding Stock Awards or substitute similar stock awards for such outstanding Stock Awards, then with respect to Stock Awards that have not been assumed, continued or substituted and that are held by persons other than Current Participants, such Stock Awards shall terminate if not exercised (if applicable) prior to the effective time of the Corporate Transaction; *provided, however*, that any reacquisition or repurchase rights held by the Company with respect to such Stock Awards shall not terminate and may continue to be exercised notwithstanding the Corporate Transaction.

**(iv) Payment for Stock Awards in Lieu of Exercise.** Notwithstanding the foregoing, in the event a Stock Award will terminate if not exercised prior to the effective time of a Corporate Transaction, the Board may provide, in its sole discretion, that the holder of such Stock Award may not exercise such Stock Award but will receive a payment, in such form as may be determined by the Board, equal in value to the excess, if any, of (A) the value of the property the holder of the Stock Award would have received upon the exercise of the Stock Award (including, at the discretion of the Board, any unvested portion of such Stock Award), over (B) any exercise price payable by such holder in connection with such exercise.

**(d) Change in Control.** A Stock Award may be subject to additional acceleration of vesting and exercisability upon or after a Change in Control as may be provided in the Stock Award Agreement for such Stock Award or as may be provided in any other written agreement between the Company or any Affiliate and the Participant, but in the absence of such provision, no such acceleration shall occur.

**10.** Termination or Suspension of the Plan.

**(a) Plan Term.** Unless sooner terminated by the Board pursuant to Section 2, the Plan shall automatically terminate on the day before the tenth (10th) anniversary of the date the Plan is adopted by the Board or approved by the stockholders of the Company, whichever is earlier. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

**(b) No Impairment of Rights.** Termination of the Plan shall not impair rights and obligations under any Award granted while the Plan is in effect except with the written consent of the affected Participant.

**11.** Effective Date of Plan.

This Plan shall become effective on the Effective Date.

**12.** Choice of Law.

The law of the State of Delaware shall govern all questions concerning the construction, validity and interpretation of this Plan, without regard to such state's conflict of laws rules.

**13.** Definitions. **AS USED IN THE PLAN, THE DEFINITIONS CONTAINED IN THIS SECTION 13 SHALL APPLY TO THE CAPITALIZED TERMS INDICATED BELOW:**

**(a)** ***"Affiliate"*** means, at the time of determination, any "parent" or "subsidiary" of the Company as such terms are defined in Rule 405 of the Securities Act. The Board shall have the authority to determine the time or times at which "parent" or "subsidiary" status is determined within the foregoing definition.

**(b)** ***"Award"*** means a Stock Award or a Performance Cash Award.

**(c)** ***"Board"*** means the Board of Directors of the Company.

**(d)** ***"Capitalization Adjustment"*** means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Stock Award after the Effective Date without the receipt of consideration by the Company (through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other transaction not involving the receipt of consideration by the Company. Notwithstanding the foregoing, the conversion of any convertible securities of the Company shall not be treated as a transaction "without receipt of consideration" by the Company.

**(e)** ***"Change in Control"*** means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

**(i)** any Exchange Act Person becomes the Owner, directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company's then outstanding securities other than by virtue of a merger, consolidation or similar transaction. Notwithstanding the foregoing, a Change in Control shall not be deemed to occur (A) on account of the acquisition of securities of the Company by an investor, any affiliate thereof or any other Exchange Act Person from the Company in a transaction or series of related transactions the primary purpose of which is to obtain financing for the Company through the issuance of equity securities or (B) solely because the level of Ownership held by any Exchange Act Person (the "*Subject Person*") exceeds the designated percentage threshold of the outstanding voting securities as a result of a repurchase or other acquisition of voting securities by the Company reducing the number of shares outstanding, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of voting securities by the Company, and after such share acquisition, the Subject Person becomes the Owner of any additional voting securities that, assuming the repurchase or other acquisition had not occurred, increases the percentage of the then outstanding voting securities Owned by the Subject Person over the designated percentage threshold, then a Change in Control shall be deemed to occur;

**(ii)** there is consummated a merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation or similar transaction, the stockholders of the Company immediately prior thereto do not Own, directly or indirectly, either (A) outstanding voting securities representing more than fifty percent (50%) of the combined outstanding voting power of the surviving Entity in such merger, consolidation or similar transaction or (B) more than fifty percent (50%) of the combined outstanding voting power of the parent of the surviving Entity in such merger, consolidation or similar transaction, in each case in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such transaction;

**(iii)** the stockholders of the Company approve or the Board approves a plan of complete dissolution or liquidation of the Company, or a complete dissolution or liquidation of the Company shall otherwise occur, except for a liquidation into a parent corporation;

**(iv)** there is consummated a sale, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries to an Entity, more than fifty percent (50%) of the combined voting power of the voting securities of which are Owned by stockholders of the Company in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, license or other disposition; or

**(v)** individuals who, on the date this Plan is adopted by the Board, are members of the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the members of the Board; *provided, however*, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member shall, for purposes of this Plan, be considered as a member of the Incumbent Board.

For the avoidance of doubt, the term Change in Control shall not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company.

Notwithstanding the foregoing or any other provision of this Plan, the definition of Change in Control (or any analogous term) in an individual written agreement between the Company or any Affiliate and the Participant shall supersede the foregoing definition with respect to Awards subject to such agreement; *provided, however*, that if no definition of Change in Control or any analogous term is set forth in such an individual written agreement, the foregoing definition shall apply.

**(f)** ***"Code"*** means the Internal Revenue Code of 1986, as amended.

**(g)** ***"Committee"*** means a committee of one (1) or more Directors to whom authority has been delegated by the Board in accordance with Section 2(c).

**(h)** ***"Common Stock"*** means the common stock of the Company.

**(i)** ***"Company"*** means Website Pros, Inc., a Delaware corporation.

**(j)** ***"Consultant"*** means any person, including an advisor, who is (i) engaged by the Company or an Affiliate to render consulting or advisory services and is compensated for such services, or (ii) serving as a member of the board of directors of an Affiliate and is compensated for such services. However, service solely as a Director, or payment of a fee for such service, shall not cause a Director to be considered a "Consultant" for purposes of the Plan.

**(k)** ***"Continuous Service"*** means that the Participant's service with the Company or an Affiliate, whether as an Employee, Director or Consultant, is not interrupted or terminated. A change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Consultant or Director or a change in the entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant's service with the Company or an Affiliate, shall not terminate a Participant's Continuous Service. For example, a change in status from an employee of the Company to a consultant to an Affiliate or to a Director shall not constitute an interruption of Continuous Service. To the extent permitted by law, the Board or the chief executive officer of the Company, in that party's sole discretion, may determine whether Continuous Service shall be considered interrupted in the case of any leave of absence approved by that party, including sick leave, military leave or any other personal leave. Notwithstanding the foregoing, a leave of absence shall be treated as Continuous Service for purposes of vesting in a Stock Award only to such extent as may be provided in the Company's leave of absence policy, in the written terms of any leave of absence agreement or policy applicable to the Participant, or as otherwise required by law.

**(l)** ***"Corporate Transaction"*** means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

**(i)** a sale or other disposition of all or substantially all, as determined by the Board in its sole discretion, of the consolidated assets of the Company and its Subsidiaries;

**(ii)** a sale or other disposition of at least ninety percent (90%) of the outstanding securities of the Company;

**(iii)** the consummation of a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

**(iv)** the consummation of a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

**(m)** ***"Covered Employee"*** shall have the meaning provided in Section 162(m)(3) of the Code and the regulations promulgated thereunder.

**(n)** ***"Director"*** means a member of the Board.

**(o)** ***"Disability"*** means, with respect to a Participant, the inability of such Participant to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, as provided in Section 22(e)(3) and 409A(a)(2)(c)(i) of the Code.

**(p)** "***Effective Date***" means the effective date of this Plan document, which is the date of the annual meeting of stockholders of the Company held in 2008 provided this Plan is approved by the Company's stockholders at such meeting.

**(q)** ***"Employee"*** means any person employed by the Company or an Affiliate. However, service solely as a Director, or payment of a fee for such services, shall not cause a Director to be considered an "Employee" for purposes of the Plan.

(r) ***"Entity"*** means a corporation, partnership, limited liability company or other entity.

(s) ***"Exchange Act"*** means the Securities Exchange Act of 1934, as amended.

(t) ***"Exchange Act Person"*** means any natural person, Entity or "group" (within the meaning of Section 13(d) or 14(d) of the Exchange Act), except that "Exchange Act Person" shall not include (i) the Company or any Subsidiary of the Company, (ii) any employee benefit plan of the Company or any Subsidiary of the Company or any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary of the Company, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities, (iv) an Entity Owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their Ownership of stock of the Company; or (v) any natural person, Entity or "group" (within the meaning of Section 13(d) or 14(d) of the Exchange Act) that, as of the Effective Date of the Plan as set forth in Section 11, is the Owner, directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company's then outstanding securities.

(u) ***"Fair Market Value"*** means, as of any date, the value of the Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or traded on the Nasdaq National Market or the Nasdaq SmallCap Market, the Fair Market Value of a share of Common Stock shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date in question, as reported in *The Wall Street Journal* or such other source as the Board deems reliable. Unless otherwise provided by the Board, if there is no closing sales price (or closing bid if no sales were reported) for the Common Stock on the date in question, then the Fair Market Value shall be the closing selling price (or closing bid if no sales were reported) on the last preceding date for which such quotation exists.

(ii) In the absence of such markets for the Common Stock, the Fair Market Value shall be determined by the Board in good faith.

(v) ***"Incentive Stock Option"*** means an option granted pursuant to Section 5 of the Plan that is intended to be, and qualifies as, an "incentive stock option" within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(w) ***"Non-Employee Director"*** means a Director who either (i) is not a current employee or officer of the Company or an Affiliate, does not receive compensation, either directly or indirectly, from the Company or an Affiliate for services rendered as a consultant or in any capacity other than as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the Securities Act ("***Regulation S-K***")), does not possess an interest in any other transaction for which disclosure would be required under Item 404(a) of Regulation S-K, and is not engaged in a business relationship for which disclosure would be required pursuant to Item 404(b) of Regulation S-K; or (ii) is otherwise considered a "non-employee director" for purposes of Rule 16b-3.

(x) ***"Nonstatutory Stock Option"*** means any option granted pursuant to Section 5 of the Plan that does not qualify as an Incentive Stock Option.

(y) ***"Officer"*** means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(z) ***"Option"*** means an Incentive Stock Option or a Nonstatutory Stock Option to purchase shares of Common Stock granted pursuant to the Plan.

(aa) ***"Option Agreement"*** means a written agreement between the Company and an Optionholder evidencing the terms and conditions of an Option grant. Each Option Agreement shall be subject to the terms and conditions of the Plan.

**(bb)** ***"Optionholder"*** means a person to whom an Option is granted pursuant to the Plan or, if permitted under the terms of this Plan, such other person who holds an outstanding Option.

**(cc)** ***"Other Stock Award"*** means an award based in whole or in part by reference to the Common Stock which is granted pursuant to the terms and conditions of Section 6(d).

**(dd)** ***"Other Stock Award Agreement"*** means a written agreement between the Company and a holder of an Other Stock Award evidencing the terms and conditions of an Other Stock Award grant. Each Other Stock Award Agreement shall be subject to the terms and conditions of the Plan.

**(ee)** ***"Outside Director"*** means a Director who either (i) is not a current employee of the Company or an "affiliated corporation" (within the meaning of Treasury Regulations promulgated under Section 162(m) of the Code), is not a former employee of the Company or an "affiliated corporation" who receives compensation for prior services (other than benefits under a tax-qualified retirement plan) during the taxable year, has not been an officer of the Company or an "affiliated corporation," and does not receive remuneration from the Company or an "affiliated corporation," either directly or indirectly, in any capacity other than as a Director, or (ii) is otherwise considered an "outside director" for purposes of Section 162(m) of the Code.

**(ff)** ***"Own," "Owned," "Owner," "Ownership"*** A person or Entity shall be deemed to "Own," to have "Owned," to be the "Owner" of, or to have acquired "Ownership" of securities if such person or Entity, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.

**(gg)** ***"Participant"*** means a person to whom an Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Stock Award.

**(hh)** ***"Performance Cash Award"*** means an award of cash granted pursuant to the terms and conditions of Section 6(d)(ii).

**(ii)** ***"Performance Criteria"*** means the one or more criteria that the Board shall select for purposes of establishing the Performance Goals for a Performance Period. The Performance Criteria that shall be used to establish such Performance Goals may be based on any one of, or combination of, the following: (i) earnings per share; (ii) earnings before interest, taxes and depreciation; (iii) earnings before interest, taxes, depreciation and amortization; (iv) total stockholder return; (v) return on equity; (vi) return on assets, investment, or capital employed; (vii) operating margin; (viii) gross margin; (ix) operating income; (x) net income (before or after taxes); (xi) net operating income; (xii) net operating income after tax; (xiii) pre-tax profit; (xiv) operating cash flow; (xv) sales or revenue targets; (xvi) increases in revenue or product revenue; (xvii) expenses and cost reduction goals; (xviii) improvement in or attainment of working capital levels; (xix) economic value added (or an equivalent metric); (xx) market share; (xxi) cash flow; (xxii) cash flow per share; (xxiii) share price performance; (xxiv) debt reduction; (xxv) implementation or completion of projects or processes; (xxvi) customer satisfaction; (xxvii) stockholders' equity; and (xxviii) to the extent that an Award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by the Board. Partial achievement of the specified criteria may result in the payment or vesting corresponding to the degree of achievement as specified in the Stock Award Agreement or the written terms of a Performance Cash Award. The Board shall, in its sole discretion, define the manner of calculating the Performance Criteria it selects to use for such Performance Period.

**(jj)** ***"Performance Goals"*** means, for a Performance Period, the one or more goals established by the Board for the Performance Period based upon the Performance Criteria. Performance Goals may be based on a Company-wide basis, with respect to one or more business units, divisions, Affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. At the time of the grant of any Award, the Board is authorized to determine whether, when calculating the attainment of Performance Goals for a Performance Period: (i) to exclude restructuring and/or other nonrecurring charges; (ii) to exclude exchange rate effects, as applicable, for non-U.S. dollar denominated net sales and operating earnings; (iii) to exclude the effects of changes to generally accepted accounting standards required by the Financial Accounting Standards Board; (iv) to exclude the effects of any statutory adjustments to corporate tax rates; and (v) to exclude the effects of any "extraordinary items" as determined under generally accepted accounting principles. In addition, the Board retains the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of Performance Goals.

**(kk)** *"Performance Period"* means the period of time selected by the Board over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant's right to and the payment of a Stock Award or a Performance Cash Award. Performance Periods may be of varying and overlapping duration, at the sole discretion of the Board.

**(ll)** *"Performance Stock Award"* means a Stock Award granted under the terms and conditions of Section 6(d)(i).

**(mm)** *"Plan"* means this Website Pros, Inc. 2008 Equity Incentive Plan.

**(nn)** *"Restricted Stock Award"* means an award of shares of Common Stock which is granted pursuant to the terms and conditions of Section 6(a).

**(oo)** *"Restricted Stock Award Agreement"* means a written agreement between the Company and a holder of a Restricted Stock Award evidencing the terms and conditions of a Restricted Stock Award grant. Each Restricted Stock Award Agreement shall be subject to the terms and conditions of the Plan.

**(pp)** *"Restricted Stock Unit Award"* means a right to receive shares of Common Stock which is granted pursuant to the terms and conditions of Section 6(b).

**(qq)** *"Restricted Stock Unit Award Agreement"* means a written agreement between the Company and a holder of a Restricted Stock Unit Award evidencing the terms and conditions of a Restricted Stock Unit Award grant. Each Restricted Stock Unit Award Agreement shall be subject to the terms and conditions of the Plan.

**(rr)** *"Rule 16b-3"* means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

**(ss)** *"Securities Act"* means the Securities Act of 1933, as amended.

**(tt)** *"Stock Appreciation Right"* means a right to receive the appreciation on Common Stock that is granted pursuant to the terms and conditions of Section 6(c).

**(uu)** *"Stock Appreciation Right Agreement"* means a written agreement between the Company and a holder of a Stock Appreciation Right evidencing the terms and conditions of a Stock Appreciation Right grant. Each Stock Appreciation Right Agreement shall be subject to the terms and conditions of the Plan.

**(vv)** *"Stock Award"* means any right to receive Common Stock granted under the Plan, including an Incentive Stock Option, a Nonstatutory Stock Option, a Restricted Stock Award, a Restricted Stock Unit Award, a Stock Appreciation Right, a Performance Stock Award or any Other Stock Award.

**(ww)** *"Stock Award Agreement"* means a written agreement between the Company and a Participant evidencing the terms and conditions of a Stock Award grant. Each Stock Award Agreement shall be subject to the terms and conditions of the Plan.

**(xx)** *"Subsidiary"* means, with respect to the Company, (i) any corporation of which more than fifty percent (50%) of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, Owned by the Company, and (ii) any partnership, limited liability company or other entity in which the Company has a direct or indirect interest (whether in the form of voting or participation in profits or capital) of more than fifty percent (50%).

(yy) ***"Ten Percent Stockholder"*** means a person who Owns (or is deemed to Own pursuant to Section 424(d) of the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Affiliate.

websitepros™





## Electronic Voting Instructions

**You can vote by Internet or telephone!**
**Available 24 hours a day, 7 days a week!**

Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

**Proxies submitted by the Internet or telephone must be received by 1:00 a.m., Eastern Time, on May 13, 2008.**

### Vote by Internet

- Log on to the Internet and go to **www.investorvote.com**
- Follow the steps outlined on the secured website.

### Vote by telephone

- Call toll free 1-800-652-VOTE (8683) within the United States, Canada & Puerto Rico any time on a touch tone telephone. There is **NO CHARGE** to you for the call.
- Follow the instructions provided by the recorded message.

Using a black ink pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. ☒

## Annual Meeting Proxy Card

▼ **IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.** ▼

### A Proposals — The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposals 2, 3 and 4.

1. Election of Directors:

| | For | Withhold |
|---|---|---|
| 01 - David L. Brown * | ☐ | ☐ |
| 02 - Timothy I. Maudlin * | ☐ | ☐ |
| 03 - Alex Kazerani * | ☐ | ☐ |

* Each nominee to hold office until the 2011 Annual Meeting of Stockholders.

| | For | Against | Abstain |
|---|---|---|---|
| 2. To Approve a Certificate of Amendment to the Certificate of Incorporation. | ☐ | ☐ | ☐ |
| 3. To Approve the 2008 Equity Incentive Plan. | ☐ | ☐ | ☐ |
| 4. To ratify selection by the Audit Committee of the Board of Directors of Ernst & Young LLP as independent auditors of the Company for its fiscal year ending December 31, 2008. | ☐ | ☐ | ☐ |

### B Non-Voting Items

**Change of Address** — Please print new address below.

### C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below. / /

Signature 1 — Please keep signature within the box.

Signature 2 — Please keep signature within the box.

3 3 A V W S P I 1

CD40033 00VSTA

016851_COMPANY_BLANKS_1_43122458/000001/000001/i

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE

websitepros™

## Proxy — WEBSITE PROS, INC.

## THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 13, 2008

The undersigned hereby appoints **David L. Brown, Jeffrey M. Stibel** and **Kevin M. Carney**, and each of them, as attorneys and proxies of the undersigne with full power of substitution, to vote all of the shares of stock of Website Pros, Inc. that the undersigned may be entitled to vote at the Annu Meeting of Stockholders of Website Pros, Inc. to be held at the **Sawgrass Marriott, 1000 PGA TOUR Boulevard, Ponte Vedra Beach, Florida** **Tuesday, May 13, 2008** at **10:30 a.m.** (local time), and at any and all postponements, continuations and adjournments thereof, with all powers that t undersigned would possess if personally present, upon and in respect of the following matters and in accordance with the following instructions, w discretionary authority as to any and all other matters that may properly come before the meeting.

**Unless a contrary direction is indicated, this Proxy will be voted FOR all nominees listed in Proposal 1, FOR Proposal 2, FOR Proposal 3 a FOR Proposal 4, as more specifically described in the Proxy Statement. If specific instructions are indicated, this Proxy will be voted accordance therewith.**

**PLEASE SIGN, DATE AND RETURN THIS PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.**

**If you vote by telephone or Internet, please do not send your proxy by mail.**

**(Continued and to be signed on reverse side)**

# corporate information

## management team

**David L. Brown**
Chairman and Chief Executive Officer

**Jeffrey M. Stibel**
President

**Kevin Carney**
Chief Financial Officer

**Roseann Duran**
Chief Marketing Officer

**Vikas Rijsinghani**
Chief Technology Officer

**Gonzalo Troncoso**
President, Web Services

**Todd Walrath**
President, Lead Generation and Marketing Services

**Peter Delgrosso**
Senior Vice President, Corporate Communications

**Tobias Dengel**
Senior Vice President, Business Development

**Chris Nowlin**
Senior Vice President, Human Resources

**Joel Williamson**
Senior Vice President, Operations

**Matthew P. McClure**
In-House Counsel

## board of directors

**David L. Brown**
Chairman of the Board

**Hugh M. Durden** [1,3]
Chairman, The Alfred I. duPont Testamentary Trust
Director, St. Joe Company

**Alex Kazerani** [3]
CEO, Edgecast Networks

**Julius Genachowski** [2,3]
Special Advisor, General Atlantic
Managing Director, Rock Creek Ventures

**Timothy I. Maudlin** [1,2]
General Partner, Medical Innovation Partners

**Robert S. McCoy, Jr.** [1,2]
Director, Krispy Kreme Doughnuts
Director, MedCath Corporation

**Jeffrey M. Stibel**
President, Website Pros

1 - Audit Committee
2 - Compensation Committee
3 - Nominating and Corporate Governance Committee

**Corporate Office**
12735 Gran Bay Parkway West
Building 200
Jacksonville, Florida 32258
t. 904 680 6600
f. 904 880 0350
www.websitepros.com

**Annual Meeting of Shareholders**
Tuesday, May 13, 2008, 10:30 am EST
Sawgrass Marriott
1000 PGA TOUR Boulevard
Ponte Vedra Beach, Florida 32082

**Investor Relations**
Peter Delgrosso
SVP, Corporate Communications
Website Pros, Inc.
t. 904 680 6696
pdelgrosso@websitepros.com

**Independent Accountants**
Ernst & Young, LLP
50 North Laura Street
Suite 1500
Jacksonville, Florida 32202
t. 904 358 2000

**Legal Counsel**
Cooley Godward Kronish, LLP
3175 Hanover Street
Palo Alto, California 94304
t. 650 843 5000

**Stock Transfer Agent and Registrar**
ComputerShare
P.O. Box 43078
Providence, Rhode Island 02940
t. 800 568 3476

Stock Exchange Listing
NASDAQ: WSPI

websitepros®

# END

12735 Gran Bay Parkway West
Building 200
Jacksonville, Florida 32258
t. 904 680 6600
f. 904 880 0350
www.websitepros.com